Form 10-K, Exhibit 13
period 1993-12-31
PREMIER FINANCIAL SERVICES INC
filed 1994-03-28
CIK 36340

TO OUR STOCKHOLDERS:


          Premier Financial Services, Inc. made a major strategic move in 1993 by merging with First Northbrook Bancorp, Inc. In making the move, we became a much larger Company (by about 70%) doing business in some new and exciting markets; McHenry, Lake and Cook counties.

          For many months before we made our final decision to acquire First Northbrook, your Board of Directors evaluated every possible aspect of the transaction. For example, we were aware that immediately after the merger our level of non-performing assets would increase significantly. As past history indicates, we're prepared to deal with that situation aggressively and successfully. The systems have been in place for years, and improved asset quality is one of our top priorities for 1994. We also knew that a transaction this size comes with a number of challenges; pressure on earnings, major systems changes, geographic dispersion, etc.

          For every challenge we identified, however, there were major opportunities. We've taken a significant step forward in diversifying our market areas while providing tremendous new sales opportunities. We've already experienced considerable success in this area, particularly in Trust and other non-banking services.

          Naturally, a merger of this size will take several years to fully assimilate. Training, product development and maximizing available economies are a few of the issues at hand. We're fortunate in having a fine group of officers and employees in our new market areas who are committed to distinguishing Premier in the marketplace by providing high quality, professionally delivered financial services.

          As we progress over the next several years, we plan on continuing to differentiate Premier from our competition through product choice, quality delivery and an uncompromising zeal towards customer service. We remain committed to serving our customer's needs by providing them with a full line of financial choices including investments, annuities, mutual funds, transaction accounts, loans, fiduciary services, insurance and others. Our focus on the total customer relationship is what makes Premier special, and different from those who concentrate on selling only their own products.

          The banking industry also continues to undergo massive change. Regulatory issues notwithstanding, our industry is restructuring in response to what our customers want and have a right to expect. Our decision to define our business as "financial services" rather than "banking" allows us to be more responsive to customer needs. We intend to continue being the best in those services we offer.

          Your continued support is much appreciated. Our financial performance in 1993 was not up to the standards we've set for Premier. We encourage you to read "Management's Discussion and Analysis of Financial Condition" contained in this report. It details the major reasons for our lackluster 1993, and should give you a sense of where we're headed. Please be assured we'll continue to strive for the superior performance you deserve.


          Cordially,



          Richard L. Geach
          President, & Chief Executive Officer





          David L. Murray
          Executive Vice President & Chief
          Financial Officer





                                        Consolidated Balance Sheets
                                         December 31, 1993 and 1992

                                                                  1993                           1992
- ----------------------------------------------------------------------------------------------------------
Assets
Cash & non-interest bearing deposits (note 2)                   $26,151,048                   $18,680,160
Interest bearing deposits                                        20,227,486                     1,010,440
Federal funds sold                                                9,977,000                     2,190,000
- ----------------------------------------------------------------------------------------------------------
      Cash and cash equivalents                                  56,355,534                    21,880,600
- ----------------------------------------------------------------------------------------------------------
Investment securities (note 3)
  approximate market value: 1993 - $ 41,572,000
                            1992 - $ 29,718,000                  39,787,245                    28,314,011
Securities available for sale (note 3)
  approximate market value: 1993 - $141,744,000
                            1992 - $ 78,758,000                 140,699,066                    77,520,998

Loans (note 4)                                                  331,905,335                   220,144,987
  Less: Unearned discount                                    (      517,932)                (     182,295)
        Allowance for possible loan losses                   (    4,369,290)                (   2,712,863)
- ----------------------------------------------------------------------------------------------------------
        Net loans                                               327,018,113                   217,249,829
- ----------------------------------------------------------------------------------------------------------
Bank premises & equipment (note 5)                               15,153,969                    11,640,584
Excess cost over fair value of net assets acquired               23,193,016                     3,009,951
Accrued interest receivable                                       5,070,332                     3,696,238
Other assets                                                      3,385,935                       712,199
- ----------------------------------------------------------------------------------------------------------
        Total assets                                           $610,663,210                  $364,024,410
- ----------------------------------------------------------------------------------------------------------
Liabilities & stockholders' equity
Non-interest bearing deposits                                   104,976,862                    49,979,533
Interest bearing deposits                                       413,042,081                   258,913,579
- ----------------------------------------------------------------------------------------------------------
         Deposits                                               518,018,943                   308,893,112
- ----------------------------------------------------------------------------------------------------------
Short-term borrowings (note 6)                                   12,410,000                     6,152,000
Securities sold under agreements to repurchase (note 6)          20,571,658                    14,854,410
Accrued taxes & other expenses                                    3,667,295                     2,086,362
Other liabilities                                                   579,275                       300,880
- ----------------------------------------------------------------------------------------------------------
         Liabilities                                            555,247,171                   332,286,764
- ----------------------------------------------------------------------------------------------------------
Stockholders' equity (notes 8 and 12)
Preferred stock - $1 par value, 1,000,000 shares authorized:
  Series A perpetual, $1,000 stated value, 8.25%, 7,000 shares
    authorized, 5,000 shares issued and outstanding;              5,000,000                              -
  Series B convertible, $1,000 stated value, 7.50%, 7,250 shares
    authorized, 5,950 shares issued and outstanding;              5,950,000                              -
  Series C perpetual, $1,000 stated value, 7.00%, 1,950 shares
    authorized, issued and outstanding;                           1,950,000                              -
  Series D perpetual, $1,000 stated value, 9.00%, 3,300 shares
    authorized, issued and outstanding;                           3,300,000                              -

Common stock- $5.00 par value
 No. of Shares        1993                  1992
   Authorized      2,500,000             2,500,000
   Issued          2,172,863             1,993,146
   Outstanding     2,163,107             1,927,536               10,864,315                     9,965,730
Surplus                                                          16,134,180                    12,533,290
Retained earnings                                                12,426,322                     9,989,149
    Less:  Treasury stock, (9,756 shares at cost, 1993
           and 65,610 shares at cost, 1992)                  (      208,778)                (     750,523)
- ----------------------------------------------------------------------------------------------------------
       Stockholders' equity                                      55,416,039                    31,737,646
Commitments & contingencies (note 10)
- ----------------------------------------------------------------------------------------------------------
       Total liabilities & stockholders' equity                 610,663,210                   364,024,410
- ----------------------------------------------------------------------------------------------------------

- ----------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.






                                                  Consolidated Statements of Earnings
- -----------------------------------------------------------------------------------------------------------------------------------
                                                  Years ended December 31, 1993, 1992 and 1991

Interest income                                                                     1993               1992               1991
Interest & fees on loans                                                         $22,235,746        $19,821,679        $19,295,440
Interest & dividends on investment securities:
  Taxable                                                                          6,077,449          6,691,118          9,386,565
  Exempt from federal income tax                                                   1,891,854          1,596,176          1,711,685
Other interest income                                                                236,540            244,232            240,477
- -----------------------------------------------------------------------------------------------------------------------------------
      Interest income                                                             30,441,589         28,353,205         30,634,167
- -----------------------------------------------------------------------------------------------------------------------------------
Interest expense
Interest on deposits                                                              11,461,443         11,558,533         14,357,631
Interest on short-term borrowings                                                  1,289,326          1,800,075          2,920,529
Interest on long-term debt                                                           -                  -                   88,142
- -----------------------------------------------------------------------------------------------------------------------------------
      Interest expense                                                            12,750,769         13,358,608         17,366,302
- -----------------------------------------------------------------------------------------------------------------------------------
  Net interest income                                                             17,690,820         14,994,597         13,267,865
  Provision for possible loan losses (note 4)                                      1,620,000            325,000            -
- -----------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for possible loan losses                      16,070,820         14,669,597         13,267,865
- -----------------------------------------------------------------------------------------------------------------------------------
Other income
Trust fees                                                                         2,161,597          1,855,838          1,852,063
Service charges on deposits                                                        1,466,387            934,461            798,246
Net gains on loans sold to secondary market                                          886,231            649,707            107,082
Investment securities gains, net (note 3)                                            136,391            358,038            398,189
Other operating income                                                             1,342,701            976,597            760,437
- -----------------------------------------------------------------------------------------------------------------------------------
       Other income                                                                5,993,307          4,774,641          3,916,017
- -----------------------------------------------------------------------------------------------------------------------------------
Other expenses
Salaries                                                                           6,814,448          5,996,881          5,888,896
Pension, profit sharing, & other employee benefits (note 7)                          825,066            803,954            872,887
Net occupancy of bank premises                                                     1,523,649          1,117,690          1,022,333
Furniture & equipment                                                              1,064,031            882,818            854,227
Federal deposit insurance premiums                                                   918,447            650,656            611,783
Amortization of excess cost over fair value of net assets acquired                   833,838            194,197            194,197
Other                                                                              4,493,368          3,462,725          2,818,730
- -----------------------------------------------------------------------------------------------------------------------------------
       Other expenses                                                              16,472,847         13,108,921         12,263,053
- -----------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                                       5,591,280          6,335,317          4,920,829
Applicable income taxes (note 9)                                                   1,580,070          1,983,202          1,302,434
- -----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                      $4,011,210         $4,352,115         $3,618,395
===================================================================================================================================

Earnings per share (note 8)
  (On weighted average outstanding common
  shares of 2,081,699 in 1993, 1,951,929
  in 1992 and 1,892,442 in 1991)                                                       $1.64              $2.23              $1.91

===================================================================================================================================
See accompanying notes to consolidated financial statements


                          CONSOLIDATED STATEMENTS OF CASH FLOWS

                      Years ended December 31, 1993, 1992 and 1991


                                                               1993         1992          1991
                                                             ------       ------        ------
Cash flows from operating activities:

Net earnings                                             $4,011,210   $4,352,115    $3,618,395

Adjustments to reconcile net earnings
  to net cash from operating activities:
    Amortization net, related to:
      Investment securities                              1,239,194      110,677        95,608
      Excess of cost over net assets acquired              833,838      194,197       194,197
      Other                                                178,029  (    36,348)       39,497
    Depreciation                                         1,076,355      893,735       859,316
    Provision for possible loan losses                   1,620,000      325,000        -
    Gain on sale related to:
      Investment securities                           (    136,391) (   358,038) (    398,189)
      Loans sold to secondary market                  (    886,231) (   649,707) (    107,082)
    Loans originated for sale                         ( 58,485,000) (62,810,000) ( 16,555,000)
    Loans sold to secondary market                      58,485,000   62,810,000    16,555,000
    Deferred income tax (benefit) expense                  151,000  (    38,443) (     24,206)
    Change in:
      Securities available for sale                   ( 64,108,609)      -             -
      Trading account assets                                -           500,000     1,311,687
      Accrued interest receivable                     (  1,374,094)     682,283     1,070,925
      Other assets                                    (  4,850,293)     143,885  (     69,614)
      Accrued taxes & other expenses                     1,580,933       14,135  (    187,154)
      Other liabilities                                    127,395  (   185,852)      152,746
- ----------------------------------------------------------------------------------------------
Net cash from operating activities                    ( 60,537,664)   5,947,639     6,556,126
- ----------------------------------------------------------------------------------------------
Cash flows from investing activities:

    Cash portion of acquisition, net of
      cash and cash equivalents acquired              (  2,390,348)      -             -
    Purchase of investment securities                 ( 20,141,426) (78,440,053) ( 36,092,212)
    Proceeds from:
      Maturities of investment securities                5,038,965   49,218,292     9,401,160
      Sales of investment securities                     3,456,965   49,024,966    58,657,720
    Net increase in loans                             (110,655,210) ( 5,348,240) ( 34,923,147)
    Purchase of bank premises & equipment             (  4,614,612) ( 4,949,619) (    543,457)
    Other - net                                                         212,699       161,690
- ----------------------------------------------------------------------------------------------
Net cash from investing activities                    (129,305,666)   9,718,045  (  3,338,246)
- ----------------------------------------------------------------------------------------------
Cash flows from financing activities:

    Net increase (decrease) in:
      Deposits                                         209,125,831   22,113,588  (  4,611,421)
      Securities sold under agreements to repurchase     5,717,248  (28,833,142) (  6,846,929)
      Short term borrowings                              6,258,000  ( 8,349,000)    7,199,000
    Repayments of long-term debt                            -            -       (  1,119,264)
    Purchase of treasury stock                        (    208,778)      -       (    458,268)
    Reissuance of treasury stock                            -            -            881,432
    Exercised stock options                                 -            74,901        -
    Issuance of Series A preferred stock                 5,000,000       -             -
    Cash dividends paid                               (  1,574,037) (   831,206) (    541,369)
- ----------------------------------------------------------------------------------------------
Net cash from financing activities                     224,318,264  (15,824,859) (  5,496,819)
- ----------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents        34,474,934  (   159,175) (  2,278,939)
    Cash and cash equivalents, beginning of year        21,880,600   22,039,775    24,318,714
- ----------------------------------------------------------------------------------------------
  Cash and cash equivalents, end of year                $56,355,534  $21,880,600   $22,039,775
- ----------------------------------------------------------------------------------------------
                                   Supplemental disclosures of cash flow information

Cash paid during the year for:
    Interest                                           $12,885,202  $13,663,283   $17,874,269
    Income taxes                                         1,980,000    1,836,881     1,321,656
Investment securities transferred to
  securities available for sale                             -        77,520,998        -
Purchase of Bank Subsidiaries
    Fair value of assets acquired                      248,018,274       -             -
    Cash paid                                         ( 16,325,000)      -             -
    Common and preferred stock issued                 ( 16,450,000)      -             -
    Excess cost over fair value of assets acquired      21,007,210       -             -
    Fair value of liabilities assumed                  236,250,484       -             -

See accompanying notes to consolidated financial statements.


                                                     Consolidated Statements of Changes in Stockholders' Equity
                                                       Years ended December 31, 1993, 1992, and 1991


                                                                                                                   ESOP Shares
                                             Preferred      Commom                   Retained      Treasury     Purchased
                                                Stock        Stock       Surplus      Earnings       Stock       With Debt       Tot
- ------------------------------------------------------------------------------------------------------------------------------------
 Balance January 1, 1991                    $     -        $8,646,535  $10,316,087   $6,852,711  (  $1,173,687) (  $413,011)   $24,2
- ------------------------------------------------------------------------------------------------------------------------------------
 Net earnings                                                                         3,618,395                                  3,6
 Cash dividends-$.32/share                                                          (   541,369)                             (     5
 5% stock dividend (note 8)                                   404,225      444,648  (   848,873)
 Employee stock ownership plan
   debt reduction (note 6)                                                                                          200,312        2
 Treasury stock reissuance (74,761 shares)                                                             881,432                     8
 Treasury stock purchase (34,490 shares)                                                         (     458,268)              (     4
- ------------------------------------------------------------------------------------------------------------------------------------
 Balance December 31,1991                         -         9,050,760   10,760,735    9,080,864  (     750,523) (   212,699)    27,9
- ------------------------------------------------------------------------------------------------------------------------------------
 Net earnings                                                                         4,352,115                                  4,3
 Cash dividends-$.44/share                                                          (   831,206)                             (     8
 10% stock dividend (note 8)                                  870,875    1,741,749  ( 2,612,624)
 Employee stock ownership plan
   debt reduction (note 6)                                                                                          212,699        2
 Exercised stock options (8,819 shares)                        44,095       30,806
- ------------------------------------------------------------------------------------------------------------------------------------
 Balance December 31,1992                         -         9,965,730   12,533,290    9,989,149  (     750,523)            -    31,7
- ------------------------------------------------------------------------------------------------------------------------------------
 Net earnings                                                                         4,011,210                                  4,0
 Cash dividends common stock $.48/share                                             (   981,755)                             (     9
 Cash dividends preferred stock                                                     (   592,282)                             (     5
 Issuance of Series A perpetual pref. shares    5,000,000                                                                         5,
 Issuance of shares in acquisition (note 12):
   Common shares                                              898,585    3,600,890                                               4,4
   Series B convertible preferred shares        5,950,000                                                                        5,9
   Series C perpetual preferred shares          1,950,000                                                                        1,9
   Series D perpetual preferred shares          3,300,000                                                                        3,3
   Treasury stock reissuance (65,610 shares)                                                           750,523                     7
 Treasury stock purchase (9,756 shares)                                                          (     208,778)              (     2
- ------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1993                     $16,200,000  $10,864,315  $16,134,180  $12,426,322  (    $208,778)            -   $55,
- ------------------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

                        Independent Auditors' Report

The Board of Directors
Premier Financial Services, Inc.


     We have audited the accompanying consolidated balance sheets of Premier Financial Services, Inc. and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of earnings, changes in stockholders'
 equity and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Premier Financial Services, Inc. and subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.


KPMG Peat Marwick
Chicago, Illinois
January 28, 1994






                      Notes to Consolidated Financial Statements

        1.  Significant accounting policies
        The accompanying consolidated financial statements conform to generally accepted accounting principles and to general practices within the banking industry. The following is a description of significant accounting policies.

        Principles of consolidation
        The accompanying consolidated financial statements include the accounts of Premier Financial Services, Inc. (the Company) and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

        Investment securities
        Investment securities are stated at cost adjusted for amortization of premiums and accretion of discounts on the level yield method over the life of the security. The adjusted cost of specific securities sold is used to compute gains or losses on security transactions. Management has the intent and ability to hold these investment securities to maturity.

        Securities available for sale
        Securities which management believes could be sold prior to maturity in order to manage interest rate, prepayment, or liquidity risk are classified as "securities available for sale" and are carried at the lower of aggregate amortized cost or market value. Accordingly, no valuation allowances were required at December 31, 1993 and 1992. The adjusted cost of specific securities sold is used to compute gains or losses on security transactions.

        Trading account assets
        Assets purchased for trading purposes are held in the trading account portfolio at market value. Net profits or losses on trading activity are included in other income or other expense in the accompanying consolidated statements of earnings. There were no trading account assets at December 31, 1993 and 1992.

        Loans
        Loans are stated at face value less unearned discounts. Interest income on loans not discounted is computed on the principal balance outstanding. Interest income on discounted loans is computed on a basis which results in an approximate level rate of return over the term of the loan. Accrual of interest is discontinued on a loan when management believes that the borrower's financial condition is such that collection of interest is doubtful.

        Allowance for possible loan losses
        The allowance for possible loan losses is increased by provisions charged to expense and recoveries on loans previously charged off, and reduced by loans charged off in the period. The allowance is based on past loan loss experience, management's evaluation of the loan portfolio considering current economic conditions and such other factors, which, in management's best judgment, deserve current recognition in estimating loan losses. Regulatory examiners may require the Company to recognize additions to the allowances based upon their judgments about information available to them at the time of their examination.

        Bank premises and equipment
        Bank premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation expense is computed on a straight line basis over the estimated useful life of each asset. Rates of depreciation are based on the following: building 40 years and equipment 3-15 years. Cost of major additions and improvements are capitalized. Expenditures for maintenance and repairs are reflected as expense when incurred.

        Interest rate swaps
        Interest rate swap agreements are used to assist in the Company's asset/liability management process. The net settlement on interest rate swaps used in asset/liability management is recorded as an adjustment to interest expense.

        Excess cost over fair value of net assets acquired
        The excess cost over fair value of net assets acquired is being amortized over 25 years for acquisitions prior to 1985, and over 15 years for acquisitions subsequent to that date using the straight line method.

        Income taxes
        The Company and its subsidiaries file consolidated federal and state income tax returns. Effective January 1, 1993 the Company adopted SFAS No. 109, "Accounting for Income Taxes." Prior to this date, the Company followed APB Opinion No. 11. Statement 109 requires a change from the deferred method of accounting for income taxes under APB Opinion
        No. 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The adoption of SFAS No. 109 had an immaterial impact on the financial statements of the Company.

        Pursuant to the deferred method under APB Opinion 11, which was applied in 1992 and prior years, deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation.
        Under the deferred method, deferred taxes are not adjusted for subsequent changes in tax rates.

        Pension Plan
        The projected unit credit method is utilized for measuring net periodic pension cost over the employee's service life. The Company's funding policy is to contribute annually an amount calculated under the unit credit actuarial method.

        Earnings per share
        Earnings per share is computed by dividing net income (less preferred stock dividends) by the total of the average number of common shares outstanding and the additional dilutive effect of stock options outstanding during the respective period. The dilutive effect of stock options is computed using the average market price of the Company's common stock for the period.

        2.  Cash and noninterest bearing deposits
        Cash and noninterest bearing deposits includes reserve balances that the Company's subsidiary banks are required to maintain with the Federal Reserve Bank of Chicago. These required reserves are based principally on deposits outstanding. The average reserves required for the years ended December 31, 1993 and 1992 were $1,055,000 and $1,207,000.

        3. Investment securities and securities available for sale The amortized cost and approximate market value of investment securities at December 31, 1993 and 1992 are as follows
        (in thousands):

                                                         1993                    1992

                                                   Gross       Gross     Approximate                   Gross       Gross     Approxi
                                      Amortized  Unrealized  Unrealized    Market        Amortized   Unrealized  Unrealized    Marke

                                        Cost       Gains       Losses       Value           Cost       Gains       Losses       Valu
     U.S. Government and
     federal agency obligations         $26    $      -    $     -          $26           $376          $3      $    -         $

     Obligations of states &
      political subdivisions         36,693       1,778         (6)       38,465         24,358       1,371           -       25

     Other securities                 3,068          13           -        3,081          3,580          35         (5)        3
                                   $ 39,787    $  1,791  $      (6)     $ 41,572        $28,314      $1,409        $(5)      $29

        The carrying value and approximate market value of securities available for sale at December 31, 1993 and 1992 are as follows (in thousands):

                                                 1993                               1992
                                           Gross       Gross                                   Gross       Gross
                              Carrying   Unrealized  Unrealized    Market        Carrying   Unrealized    Unrealized   Market
                                Value      Gains       Losses       Value          Value       Gains        Losses      Value
U.S. Treasury obligations   $  73,384  $    511    $    (24)   $ 73,871        $36,912     $  751            -      37,663
U.S. Government agencies       53,853       441         (55)     54,239         35,439        388          (29)     35,798
Mortgage-backed securities     13,462       183         (11)     13,634          5,170        134           (7)      5,297

                            $ 140,699  $  1,135    $    (90)   $141,744        $77,521     $1,273          (36)    $78,758

        The amortized cost and market value of investment securities as of December 31, 1993 and 1992 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                 1993                             1992

                                                               Approximate                    Approximate
                                                   Amortized      Market         Amortized       Market
                                                     Cost         Value             Cost         Value
         Due in one year or less                      $ 5,817       $ 5,895          $ 3,296       $ 3,371

         Due after one year through five years         24,251        24,932           12,056        12,582

         Due after five years through ten years         6,238         7,074           10,653        11,461

         Due after 10 years                             3,455         3,645            2,283         2,278

         Mortgage-backed securities                        26            26               26            26

                                                      $39,787       $41,572          $28,314       $29,718

        The carrying value and market value of securities available for sale as of December 31, 1993 and 1992 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                           1993                           1992

                                                               Approximate                    Approximate
                                                   Carrying       Market          Carrying       Market
                                                     Value        Value            Value         Value

         Due in one year or less                      $26,650       $26,918         $13,511        $13,739

         Due after one year through five years         94,916        95,528          58,740         59,621

         Due after five years through ten years         5,671         5,663             100            101

         Mortgage-backed securities                    13,462        13,635           5,170          5,297

                                                     $140,699      $141,744         $77,521        $78,758

        Proceeds from sales of investments securities and securities available for sale during 1993 were $4,457,000. Gross gains of $141,000 and gross losses of $5,000 were realized on those sales. During 1992, proceeds from sales of investment securities were $49,025,000. Gross gains of $386,000 and gross losses of $28,000 were realized on those sales. During 1991, proceeds from sales of investment securities were $58,658,000. Gross gains of $416,000 and gross losses of $18,000 were realized on those sales.

        On December 31, 1993 securities with a carrying value of approximately $106,625,000 were pledged to secure funds and trust deposits and for other purposes as required or permitted by law.





        4.  Loans
        The following is a summary of loans by major classifications as of December 31, 1993 and 1992 (in thousands):


                                                        1993         1992
              Commercial and financial loans        $   121,514  $   88,341

              Agricultural loans                         40,972      45,924

              Real estate-residential                   103,234      54,728

              Real estate-commercial                     35,832      16,904

              Loans to individuals                       29,728      13,268

              Other loans                                   625         980

                                                    $   331,905    $220,145


        The Company serviced loans for others totaling $81,939,000, $63,688,000 and $18,725,000 as of December 31, 1993, 1992 and 1991,
        respectively.

        A summary of changes in the allowance for possible loan losses for the three years ended December 31 is as follows (in thousands):

                                                       1993      1992        1991
         Balance beginning of year                  $ 2,713    $3,203      $3,160

         Allowance from acquired entity               2,351         -           -

         Recoveries                                     205       243         581

         Provision charged to operating expense       1,620       325           -

                                                      6,889     3,771       3,741

         Less:loans charged off                       2,520     1,058         538

         Balance end of year                         $4,369    $2,713      $3,203

        The Company's subsidiary banks make loans to their executive officers, directors, principal holders of the Company's equity securities and to associates of such persons. At December 31, 1993 and 1992, such loans aggregated $3,174,000 and $2,675,000, respectively. These loans were made in the ordinary course of business on the same terms and conditions, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers and do not involve more than a normal risk. The following is a summary of activity with respect to such loans for the latest fiscal year (in thousands):


         Balance, January 1, 1993                                     $2,675

         New loans                                                     1,204

         Repayments                                                      705

         Balance, December 31, 1993                                   $3,174


        As of December 31, 1993 and 1992, the outstanding balance of nonaccrual loans was approximately $5,791,000 and $2,915,000 respectively. Had interest on such loans been accrued, interest and fees on loans in the accompanying consolidated statements of earnings would have been greater by approximately $416,000 and $339,000 in 1993 and 1992, respectively.

        5.  Bank premises and equipment
        Bank premises and equipment are recorded at cost less accumulated depreciation as follows (in thousands):


                                                            1993        1992
              Land, buildings and improvements           $17,866     $14,289

              Furniture, fixtures and equipment            5,328       5,273

                                                          23,194      19,562
              Less accumulated depreciation                8,040       7,922

                                                         $15,154    $11,640

        6. Short-term borrowings and securities sold under agreements to repurchase

        Following is a summary of short-term borrowings at December 31, 1993 and 1992 (in thousands):

                                                           1993         1992

              Federal funds purchased                   $     -       $4,272
              Note payable to bank                       12,410        1,880

                                                        $12,410       $6,152

        The note payable to bank totaling $12,410,000 is on a demand basis with interest at prime (6.00% at December 31, 1993) and is secured by the Company's common stock holdings in its subsidiaries. The note payable is a draw on a $20 million revolving credit which matures in July, 1994. The note agreement contains certain restrictive covenants. The Company was in compliance with such covenants at December 31, 1993.


        At December 31, 1993 there were no material amounts of assets at risk with any one customer under agreements to repurchase securities sold. At December 31, 1993 and 1992 securities sold under agreements to repurchase are summarized as follows (in thousands):



                                            Weighted
                                            average                Collateral
                               Repurchase   interest  Collateral     Market
              1993             liability      rate    Book Value     Value

         Within 30 days           $165       2.97%         $403        $407

         30 - 90 days            3,040       3.41%        4,672       4,736

         After 90 days           1,200       3.57%        1,216       1,213

         Demand                 16,166       2.57%       20,808      21,267

                               $20,571       2.76%      $27,099     $27,623



                                            Weighted
                                            average                Collateral
                               Repurchase   interest  Collateral     Market
              1992             liability      rate    Book Value     Value

         Within 30 days         $4,346       3.16%       $4,392      $4,391

         30 - 90 days            1,452       3.30%        1,543       1,548

         After 90 days           3,650       5.70%        3,768       3,904

         Demand                  5,406       3.16%        8,706       8,799

                               $14,854       3.79%      $18,406     $18,642




        7.  Employee benefit plans
        The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation during the highest 25 years of compensation. The Company's policy is to fund pension cost as accrued. Assumptions used in accounting for the pension plans as of December 31, 1993 and 1992 were as follows:


                                                           1993       1992
         Discount rates                                    7.00%      7.25%

         Rates of increase in compensation level           4.00%      4.00%

         Expected long-term rates of return on assets      8.50%      8.50%

        The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheets at December 31, 1993 and 1992 (in thousands):

                                                                            1993      1992

         Actuarial present value of benefit obligations:
           Accumulated benefit obligation                                  $3,102    $2,750

           Vested benefit obligation                                        2,959    $2,636

           Projected benefit obligation for service rendered to date        4,062    $3,573

         Plan assets at fair value, primarily listed stocks & US Bonds      3,446     3,329

         Plan assets in deficiency of projected benefit obligation          (616)     (244)

         Unrecognized net gain from past experience different from
         that assumed and effects of changes in assumptions                   960       768

         Unrecognized prior service cost                                      (7)       (9)

         Unrecognized net assets at beginning of year being
         recognized over 15 years                                           (404)     (461)

         Prepaid (accrued) pension cost included in other assets            $(67)   $    54

        Net pension cost for 1993, 1992 and 1991 included the following components (in thousands):

                                                             1993     1992       1991
         Service cost-benefits earned during the period      $166     $160       $123

         Interest cost on projected benefit obligation        255      245        217

         Actual return on plan assets                       (231)    (214)      (254)

         Net amortization and deferral                       (70)     (65)       (32)

         Net periodic pension expense                        $120     $126        $54

        The Company has a savings and stock plan for officers and employees. Company contributions to the plan are discretionary. The plan includes provisions for employee contributions which are considered tax-deferred under Section 401(k) of the Internal Revenue Code. The total expense was $217,661 for 1993, $329,592 for 1992, and $300,000
        for 1991.


        The Company has a nonqualified stock option plan for key employees. Options may be exercised at market price on grant date at the rate of 20% of granted shares at the end of each year in the succeeding five-year period after the grant date. During 1993, options for an additional 14,526 shares at $21.50 per share were granted.
        At December 31, 1993, 8,819 of the options had been exercised. At December 31, 1993, there were no shares available for additional options. The following is a summary of options granted, net of forfeitures:


              Grant        Share Options         Price          Expiration
              Year            Granted          per Share           Date

              1988            34,376            $7.46         July 28, 1998

              1989            46,080             9.48         June 22, 1999

              1990            19,202             8.23         Dec. 20, 2000

              1991            13,154            13.64         Dec. 20, 2001

              1992                 -                -               -

              1993            14,526            21.50        Sept. 28, 2003

        In 1990 a Performance Unit Plan was adopted under which the Company may grant up to an aggregate of 200,000 units to key employees. The value of a unit is established at the date of grant and each succeeding anniversary date by a formula based upon the five-year weighted average earnings per share, or an amount determined by the Board of Directors. Distributions under the Plan, if any, are based on the change in value from the date of grant to the fifth anniversary of the grant. Units vest at 20% per year, with distributions paid in cash on the earlier of the fifth anniversary of the grant or termination of employment for any reason other than discharge for cause. At December 31, 1993, an aggregate of 18,542 units net of forfeitures had been granted under the Plan, while 181,458 units remain available for grant. No distributions have been made under the Plan.

        At December 31, 1993 the Company did not have any post retirement benefit plans.

        8.  Stockholders' equity

        On January 23, 1992, a 10% stock dividend was declared payable March 31, 1992, to shareholders of record February 28, 1992. As a result of the dividend, common stock was increased by $870,875, surplus was increased by $1,741,749 and retained earnings was decreased by $2,612,624. Average shares outstanding and all per share amounts included in the 1992 and 1991 consolidated financial statements and notes are based on the increased numbers of shares giving retroactive effect to the stock dividend.

        The amount of dividends payable by the Company on its common stock is limited by the provisions of its term loan and revolving credit agreement. Dividends are not to exceed in the aggregate for all such dividends paid after December 31, 1988, 33% of earnings in the year of payment of such dividends. However, any dividends which would have been permissible to be paid after December 31, 1988, but were not paid, may be paid in future years. At December 31, 1993, the Company had $2,450,000 of retained earnings available for the payment of dividends.

        State banking regulations restrict the amount of dividends that a bank may pay to stockholders. The regulations provide that dividends are limited to the balance of retained earnings, subject to capital adequacy requirements, plus an additional amount equal to its net earnings in 1994 through the date of any declaration of dividends.

        9.  Income Taxes
        As discussed in note 1, the Company adopted Statement 109 as of January 1, 1993. The cumulative effect of this change in accounting for income taxes was immaterial. Prior years' financial statements have not been restated to apply the provisions of Statement 109. The components of total tax expense (benefit) are as follows (in thousands):


                                               1993          1992        1991
          Current federal                     $1,472        $2,022      $1,326

          Deferred federal                      108           (39)        (24)

            Total income tax expense         $1,580        $1,983      $1,302

        The amounts of income taxes computed at the statutory federal income tax rate of 34% are reconciled to income taxes reflected above, as follows (in thousands):

                                                                         1993        1992          1991
         Tax expense at statutory rate                                 $1,901      $2,154        $1,673

         Tax-exempt interest, net of premium amortization               (592)       (502)         (529)

         Amortization of excess cost over net assets acquired             284          66            66

         Capitalized acquisition costs                                     39          76             -

         Other, net                                                      (52)         189            92

            Total income tax expense                                   $1,580      $1,983        $1,302

        The sources of timing differences resulting in deferred income taxes determined under APB Opinion No. 11 and the tax effect of each for the years ended December 31, 1992 and 1991 were as follows (in thousands):


                                                     1992   1991

              Provision for possible loan and
              other real estate owned losses          $39    $17

              Accounting method differences and
              changes                                 (7)   (31)

              Depreciation                             23   (25)

              Deferred loan fees                       12     15

              Security accretion                     (47)      -

              Accrued software conversion costs      (60)      -

              Other, net                                1      -

                Total deferred tax benefit          $(39)  $(24)


        The tax effects of existing temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets as of December 31, 1993 are as follows (in thousands):



         Deferred tax liabilities:
           Security accretion                         $78

           Tax depreciation in excess of
           book depreciation                          329

           Difference between tax and
           book basis of assets acquired            2,288

              Total gross deferred tax
                liabilities                        $2,695

         Deferred tax assets:

           Alternative minimum tax credit
           carry forward                             $634

           Net operating loss
           carryforwards                            1,488

           Provision for other real
           estate owned                               208

           Provision for loan losses                1,048

           Deferred loan fees                         154

           Other                                      108

              Total gross deferred tax
                assets                             $3,640

           Less:  Valuation allowance             (1,000)

                  Net deferred tax assets           2,640

              Net deferred tax liability           $   55

        Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 1993 will be allocated as follows:

             Income tax benefit reported in
               consolidated statement of earnings      $  940

             Excess cost over fair value of net
               assets acquired                             60
                                                       $1,000


        At December 31, 1993, the Company has a net operating loss carryforward for federal income tax purposes of approximately $611,000. The loss is subject to separate return year limitations, and is available to offset future federal taxable income of only the related acquired entities, if any, through 2007. The Company also has alternative minimum tax credit carryforwards of approximately $634,000 which are available to reduce future federal regular income taxes of only the related acquired entities, if any, over an indefinite period.

        The Company has net operating loss carryforwards for state purposes of approximately $26,000,000 which expire beginning in 1988 through 2006.

        10. Financial instruments with off-balance sheet risk and contingencies
        The company utilizes various financial instruments with off-balance sheet risk to meet the financing needs of its customers, to generate profits and to reduce its own exposure to fluctuations in interest rates. These financial instruments, many of which are so-called "off-balance sheet" transactions, involve to varying degrees, credit and interest rate risk in excess of the amount recognized as either an asset or liability in the consolidated balance sheets.

        Credit risk is the possibility that a loss may occur because a party to a transaction failed to perform according to the terms of the contract. Interest rate risk is the possibility that future changes in market interest rates will cause a financial instrument to be less valuable or more onerous. The Company controls the credit risk arising from these instruments through its credit approval process and through the use of risk control limits and monitoring procedures. The Company uses the same credit policies when entering into financial instruments with off-balance sheet risk as it does for on-balance sheet instruments. At December 31, 1993 and 1992, such commitments and off-balance sheet financial instruments are as follows (in thousands).


                                                              1993     1992
              Letters of credit                             $5,394   $1,502

              Lines of credit and other loan commitments    70,300   31,672

              Interest rate swaps                                -    2,000

                                                           $75,694  $35,174


        Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan facilities to customers.

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

        Interest rate swap transactions generally involve the exchange of fixed- and floating-rate payment obligations without the exchange of the underlying principal amounts. The Company minimizes its exposure to interest rate risk inherent in interest rate swaps by entering into offsetting swap positions or other instruments that essentially counterbalance each other.

        There are various claims pending against the Company and its subsidiaries arising in the normal course of business. Management believes, based upon the opinion of counsel, that liabilities arising from these proceedings, if any, will not be material to the Company's financial position.

        11.  Disclosures about fair value of financial instruments
        Provided below is the information required by Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments." These amounts represent estimates of fair values at a point in time. Significant estimates regarding economic conditions, loss experience, risk characteristics associated with particular financial instruments and other factors were used for the purposes of this disclosure. These estimates are subjective in nature and involve matters of judgment. Therefore, they cannot be determined with precision. Changes in the assumptions could have a material impact on the amounts estimated.

        The estimated fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments. In addition, the value of long-term relationships with depositors (core deposit intangibles) and other customers (trust customers) are not reflected. The value of these items is significant.

        Because of the wide range of valuation techniques and the numerous estimates which must be made, it may be difficult to make reasonable comparisons of the Company's fair value information to that of other financial institutions. It is important that the many uncertainties discussed above be considered when using the estimated fair value disclosures and to realize that because of these uncertainties, the aggregate fair value amount should in no way be construed as representative of the underlying value of the Company.

        Cash and cash equivalents
        Cash and cash equivalents are by definition short-term and do not present any unanticipated credit issues. Therefore, the carrying amount is a reasonable estimate of fair value.

        Investment securities and securities available for sale
        The estimated fair values of investment securities and securities available for sale are provided in Footnote 3 to the financial statements. These are based on quoted market prices, when available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

        Loans
        The carrying amount (total outstanding excluding unearned income) and estimated fair value of loans outstanding at December 31, 1993 are $331.4 million and $343.7 million, respectively. In order to determine the fair values for loans the loan portfolio was categorized based on loan type such as commercial, real estate, agricultural, individual and nonperforming. Each loan category was further segmented into fixed and adjustable rate interest terms. For performing variable rate loans with no significant credit concerns and frequent repricing, estimated fair values are based on carrying values. The fair values of other performing loans, except residential real estate and credit card loans, are estimated using discounted cash flow analyses. The discount rates used in these analyses are based on origination rates for similar loans of comparable credit quality. For performing residential real estate loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources adjusted to reflect differences in servicing and credit costs. For credit card loans, cash flows and maturities are estimated based on contractual interest rates and historical experience and are discounted using secondary market rates adjusted for differences in servicing and credit costs. The estimate does not include the value that relates to estimated cash flows from new loans generated from existing card holders over the remaining life of the portfolio.

        Fair value for significant nonperforming loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and specific borrower information.


        Deposit liabilities
        The carrying amount and estimated fair value of deposits outstanding at December 31, 1993 are $518.0 million and $518.6 million, respectively. Under SFAS 107, the fair value of deposits with no stated maturity is equal to the amount payable upon demand. Therefore, the fair value estimates for these products do not reflect the benefits that Premier receives from the low-cost, long-term funding they provide. These benefits are significant. The estimated fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.


        Short-term borrowings
        Short-term borrowings reprice frequently and therefore the carrying amount is a reasonable estimate of fair value.

        Securities sold under agreements to repurchase
        The fair value of securities sold under agreements to repurchase is estimated using the rates currently offered for securities sold under agreements to repurchase with similar remaining maturities. Both the carrying values and estimated fair values of Premier's securities sold under agreements to repurchase as of December 31, 1993 were $20.6 million.

        Commitments to extend credit and letters of credit
        Pricing of these financial instruments is based on the credit quality and relationship, fees, interest rates, probability of funding, and compensating balance and other covenants or requirements. Loan commitments generally have fixed expiration dates, are variable rate and contain termination and other clauses which provide for relief from funding in the event that there is significant deterioration in the credit quality of the customer. Many loan commitments are expected to, and typically do, expire without being drawn upon. The rates and terms of Premier's commitments to lend and letters of credit are competitive with others in the various markets in which Premier operates. The carrying amounts are reasonable estimates of the fair values of these financial instruments. Carrying amounts are comprised of the unamortized fee income and, where necessary, reserves for any expected credit losses from these financial instruments.

        12.  Acquisition
        On July 16, 1993, the Company acquired 100% of the common stock of First Northbrook Bancorp, Inc., Northbrook, Illinois for a total purchase price of $32,775,000. As a result of the merger Premier indirectly acquired 100% of the stock of First National Bank of Northbrook, Northbrook, Illinois and First Security Bank of Cary Grove, Cary, Illinois. The acquisition was accounted for as a purchase transaction. The aggregate of cash and shares exchanged for First Northbrook Bancorp, Inc. was as follows:

         Premier Series B - Convertible Preferred Stock (5,950 shares)                 $5,950,000

         Premier Series C - Noncumulative Perpetual Preferred Stock (1,950 shares)      1,950,000

         Premier Series D - Noncumulative Perpetual Preferred Stock (3,300 shares)      3,300,000

         Premier Common Stock (245,327 shares)                                          5,250,000

         Cash (loan from third party lender)                                           16,325,000

           Total Purchase Price                                                       $32,775,000

        In addition, the Company issued $5,000,000 of new Series A cumulative perpetual preferred stock. The proceeds were used to retire First Northbrook Bancorp, Inc.'s perpetual preferred stock in the amount of $2,000,000 and reduce acquisition debt. A summary of the features of each series of preferred shares follows:

           Series A - Redeemable after three years at option of the Company at par value. Stock has cumulative dividend feature and is non-voting. Dividend rate of 8.25% changes to the higher of 8.25% or the Prime rate plus 1% after July 16, 1996, 8.25% or the Prime rate plus .25% after July 16, 1998, and 8.25% or the Prime rate plus .50% after July 16, 2000.

           Series B - Non-voting, convertible to common stock at $28.50 per share. Conversion price adjusted for cumulative stock dividends and splits. Regulatory approval required before conversion of shares. Dividend rate of 7.50% increases to 8.00% after July 16, 1996.

           Series C - Non-voting, redeemable by the Company at any time at par value with regulatory approval. Dividend rate of 7.00% increases .25% each year after July 16, 1996 to a maximum of 9.00%.

           Series D - Non-voting.  Convertible at any time up to $1,300,000 into Series B shares at par, subject to availability of sufficient authorized common shares. Dividend rate of 9.00%.

        The unaudited pro forma results of operations which follow (in thousands) assume the acquisition had occurred at the beginning of each period presented. In addition to combining the historical results of operations of the two companies, the pro forma calculations include adjustments for the purchase accounting adjustments related to the acquisition and interest on borrowed funds.



         Year ended December 31, 1993

         Net interest income                                   $21,902

         Earnings before income taxes                            3,565

         Net earnings                                           $2,462

         Primary earnings per common share                      $  .53


         Year ended December 31, 1992

         Net interest income                                   $23,023

         Earnings before income taxes                            5,453

         Net earnings                                           $3,816

         Primary earnings per common share                       $1.15

        The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the purchase actually been made at the beginning of the respective periods or of results which may occur in the future.


        13.  Condensed financial information (Parent Company only)
        The following is a summary of condensed financial information for the Parent Company only (in thousands):

        Condensed balance sheets                                         December 31,

                                                                       1993               1992
         Assets

           Investments in subsidiaries                              $64,472            $29,297

           Cash & interest bearing deposits                              19                 10

           Premises and equipment                                     4,694              4,735

           Other assets                                                 313                584

              Total assets                                          $69,498            $34,626

         Liabilities and stockholders' equity

           Short-term borrowings                                    $12,410            $ 1,880

           Other liabilities                                          1,672              1,008

              Total liabilities                                      14,082              2,888

         Stockholder's equity                                        55,416             31,738

              Total liabilities and stockholders' equity            $69,498            $34,626






        Condensed statement of earnings
                                                                       For the years ended December 31,

                                                            1993                1992                1991
         Income:

           Dividends from subsidiaries                     $8,250             $3,650             $3,000

           Other                                            2,706              1,269              1,211

              Total income                                 10,956              4,919              4,211

         Expenses:

           Interest                                           452                 47                154

           Salaries                                         2,263              1,346              1,329

           Other                                            1,135              1,015                776

              Total expenses                                3,850              2,408              2,259

           Earnings before income tax benefit and equity
            in undistributed earnings of subsidiaries       7,106              2,511              1,952

         Income tax benefit                                   272                 61                135

           Earnings before equity in undistributed
             earnings of subsidiaries                       7,378              2,572              2,087

         Equity in undistributed earnings of
          subsidiaries                                    ( 3,367)             1,780              1,531

              Net earnings                                $ 4,011             $4,352             $3,618

              Earnings per share                          $  1.64             $ 2.23             $ 1.91


        Condensed statements of cash flows
                                                                      For the years ended December 31,

                                                                          1993               1992                 1991
         Operating activities:
           Net cash provided by operating activities                   $ 7,649             $2,859               $2,386

         Investing activities:
           Additional paid in capital to subsidiaries                   (5,950)              (243)                (137)

           Cash paid for acquisition of subsidiaries                  (16,325)                  -                    -

           Purchase of bank premises and equipment                    (    47)            (4,361)                 (59)

           Net cash used by investing activities                      (22,322)            (4,604)                (196)

         Financing activities:

           Increase (decrease) in short-term debt                       10,530              1,620                (770)

           Reduction in long-term debt                                       -                -                (1,119)

           Purchase of treasury stock                                 (   209)                  -                (458)

           Reissuance of treasury stock                                      -                  -                 881

           Dividends paid                                            (  1,574)              (831)                (541)

           Other                                                           935                931                (153)

           Issuance of stock                                             5,000                  -                   -

           Net cash provided (used) by financing activities             14,682              1,720              (2,160)

         Increase (decrease) in cash                                  $      9              $(25)                $ 30

         Cash paid (received) for
           Interest                                                   $   290               $  43                $187
           Income taxes                                               (   273)               (550)               (81)



                         MANAGEMENT'S DISCUSSION AND ANALYSIS
                   OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Introduction

        On July 16, 1993 the Company acquired 100% of the common stock of First Northbrook Bancorp, Inc. ("Northbrook") for a total purchase price of $32,775,000. As a result of the merger Premier indirectly acquired 100% of the stock of First National Bank of Northbrook, Northbrook, Illinois and First Security Bank of Cary-Grove, Cary, Illinois. The acquisition was accounted for as a purchase transaction; accordingly, the assets and liabilities of Northbrook were recorded at fair market value on the acquisition date and the results of operations have been included in the consolidated statements of net earnings since July 16, 1993.

        The discussion presented below provides an analysis of the Company's financial condition and results of operations and is intended to cover significant factors affecting the Company's overall performance for the past three years. It is designed to provide shareholders with a more comprehensive review of the operating results and financial condition than could be obtained from an examination of the financial statements alone, and should be read in conjunction with the consolidated financial statements, accompanying notes and other financial information presented in the 1993 Annual report to shareholders.

        Results of Operations

        Net earnings available to common shareholders for 1993 totaled $3.4 million, (net earnings less preferred dividends) or $1.64 per common share, compared with $4.4 million, or $2.23 per share, in 1992. In 1991, net income was $3.6 million or $1.91 per share.
        Earnings in 1993 were sharply reduced by 1) a loan loss provision of $1.3 million relating to one customer relationship, 2) $.9 million in nonrecurring merger related expenses, and 3) $.3 million of expenses associated with other real estate. Taken together, these items decreased after tax earnings per share by $.80. Premier's 1993 return on average common equity was 10.80%, compared with 14.58% in 1992 and 14.29% in 1991.

        Net Interest Income

        Tax equivalent net interest income for 1993 was $18.8 million, as compared to $15.9 million in 1992 and $14.2 million in 1991. The increase in 1993 was primarily from earning assets added through the Northbrook acquisition. Average earning assets totaled $423.4 million in 1993 versus $342.9 million in 1992. Improvements in net interest income in 1992 and 1991 occurred as a result of a modest growth in earning assets coupled with an increase in higher yielding assets (i.e. loans) in the Company's asset mix. Loans represented 64.7% of earning assets in 1993 as compared to 65.1% in 1992 and 56.9% in 1991.

        Our net interest margin was 4.43% in 1993 as compared to 4.62% in 1992 and 4.34% in 1991. The decrease in net interest margin from 1992 to 1993 was primarily the result of squeezed spreads due to lower interest rates. During 1993, our tax equivalent yield on average earning assets was 1.08% less than in 1992. At the same time however, our average cost of funds declined by only .89%. An analysis of our change in net interest margin from 1991 to 1992 reveals an opposite pattern, with asset yield decreasing by 1.13% while cost of funds declined by 1.41%. The increase in nonperforming loans experienced during the fourth quarter of 1993 did not materially effect our interest margin last year. At year end nonaccrual loans plus other real estate totaled $7.5 million or 1.78% of earning assets. If these levels of nonearning assets persist throughout 1994, it will be difficult to maintain the net interest margin at 1993 levels.

        Interest Rate Risk Management

        Movements in general market interest rates are a key element in changes in net interest margin. The impact on earnings of changes in interest rates, known as interest rate risk, must be measured and managed to avoid unacceptable levels of risk. Premier uses simulation modeling to analyze the effect of changes in interest rates on net interest income and to manage interest rate risk. First, the balance sheet is evaluated by examining potential repricing. The difference between the amount of interest earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period is defined as the "interest sensitivity gap". Unfortunately, gap analysis implicitly assumes that all assets and liabilities reprice by the same magnitude in the event of a change in market interest rates. Premier's interest sensitivity gap as of December 31, 1993, which shows the Company was asset sensitive over a one year horizon ( i.e. more assets than liabilities would reprice), was as follows:

                                             Volumes Subject to Repricing
                                                  ($ in thousands)


                                          within    within    within   over
                                         90 days   180 days   1 year  1 year

         Loans (net of unearned
         income, excluding
         overdrafts and non-
         accrual loans)..............   $173,047   $13,945   $28,671 $ 96,340
        Investment securities .......     46,303     4,774    26,686  122,328
        Other earning assets ........      9,977       -         -       -

          Total earning assets ......    229,327    18,719    55,357  218,668

        Interest-bearing deposits ...    101,883    37,472    39,109  240,533
        Short-term borrowings .......     32,650       132       200     -
          Total interest-bearing
          liabilities ...............    134,533    37,604    39,309  240,533

          Asset (liability) gap .....     94,794   (18,885)   16,048  (21,865)

          Cumulative asset
           (liability) gap ..........     94,794    75,909    91,957   70,092

        Using the interest sensitivity gap as a base, the Company simulates interest rate risk under a variety of interest and repricing scenarios. Essentially, management tests assumptions regarding market behavior to changes in rates and makes adjustments, where appropriate, to maintain an acceptable level of interest rate risk. At year end Premier's asset/liability mix was sufficiently balanced so that the effect of anticipated rate movements in either direction would have been minimal.

        Provision for Possible Loan Losses

        The amount of the provision for possible loan losses is based on periodic (but no less than quarterly) evaluations by management. In these evaluations, we consider numerous factors including, but not limited to, current economic conditions, loan portfolio composition, prior loan loss experience, and an estimation of potential losses.

        Our provision for loan losses in 1993 totaled $1.6 million as compared to $325,000 in 1992. Approximately $1.3 million of the 1993 provision was to cover anticipated losses on a commercial real estate development operating in Chapter 11 Bankruptcy Reorganization. Under the Chapter 11 Plan, rents collected from the property's tenants were to be passed through to the various creditors of the project. When the pass-through of funds was unexplainably stopped, the property fell into default prompting foreclosure by other creditors. In our view, the foreclosure action seriously impairs our collection expectations and alters the value of our collateral. Under the circumstances, we elected to recognize the deterioration of this credit by providing for the full loss. However, we will vigorously pursue all courses of action available to protect our interests and recover amounts owed us.


        At December 31, 1993 the allowance for possible loan losses stood at $4.4 million, or 1.32% of gross loans compared to $2.7 million, or 1.23% of gross loans at year end 1992. Although we believe that the present level of the allowance for loan losses is a conservative assessment of the risk inherent in our loan portfolio, there can be no assurance that significant provisions for losses will not be required in the future based on factors such as deterioration of market conditions, major changes in borrowers' financial conditions, delinquencies and defaults. (See "Asset Quality.") Future provisions will continue to be determined in relation to overall asset quality as well as other factors mentioned previously.

        Noninterest Income


        Noninterest income, exclusive of investment security gains, increased by 32.6% to $5.9 million in 1993 from $4.4 million in 1992. This improvement followed a 25.5% increase in 1992 over 1991. Our ability to generate revenue from fee based services and products has been a major contributor to noninterest income growth. We anticipate that fee income will continue to be a stable income source that is not volatile in relation to interest rates.

        Trust fees, which represent Premier's largest fee-based source of income, increased by 16.5% to $2.2 million in 1993, from $1.9 million in both 1992 and 1991. Trust fees are derived from providing fiduciary, investment management, custodial and related services to corporate and personal clients. As of December 31, 1993, managed assets were approximately $.5 billion. We are looking forward to the expansion of trust services in our new market areas and anticipate continued fee growth in 1994.

        Service charges on deposit accounts rose 56.9%, to $1.5 million in 1993 from $934,000 in 1992 following a 17.1% increase over 1991. The growth in 1993 was primarily related to the substantial increase in deposits during the second half of 1993 resulting from the acquisition. The increase in 1992 from 1991 was primarily due to repricing aimed at defraying the increased levy by the FDIC for deposit insurance.

        Another significant source of noninterest income over the past two years has been premiums recognized on sales of residential mortgage loans to the secondary market. The low interest rate environment during both 1993 and 1992 led to a dramatic increase in loan refinancing. As a result, net gains from the sale of approximately $58.5 million in 1993 and $63 million in 1992 of residential mortgage loans added $585,000 and $429,000 of after-tax earnings for the years 1993 and 1992, respectively. In 1991 gains on sale of loans totaled $71,000 net of tax. Refinancing at the pace we've experienced in 1992 and 1993 cannot be expected to continue, particularly as rates begin to rise. Since Premier retains the servicing rights to loans sold on the secondary market, however, we anticipate that servicing fees will offset some of the lost revenue.

        Net investment security gains were $136,000 in 1993 compared to $358,000 in 1992 and $398,000 in 1991. As conditions change over time, the overall interest rate risk, liquidity demands and potential return on the investment security portfolio will change. Securities may be sold in order to manage interest rate risk, optimize overall investment returns, respond to changes in the credit risk of a particular security, or meet liquidity needs.

        Other operating income increased $366,000 from 1992 to 1993, following an increase of $216,000 the previous year. The increase in other operating income was primarily driven by fees from annuity sales and mortgage loan servicing fees, which provided 27.5% of the annual increase in 1993 and 35.2% in 1992. Also included in other operating income are fees from mutual fund sales, stock purchases and sales, personal and commercial insurance sales, letter of credit fees, safe deposit box rental fees and financial planning fees. We intend to continue our efforts to expand fee income by developing new customer relationships throughout our market area.

        NonInterest Expense

        Total noninterest expenses increased by 25.7% in 1993 and 6.9% in 1992. Salaries and benefits, the largest category of non-interest expense, increased $839,000 to $7.6 million in 1993 from $6.8 million in both 1992 and 1991. The 1993 increase in salary and benefits is due to the Northbrook acquisition. Full-time equivalent employees increased from 220 at December 31, 1992, to 285.5 at December 31, 1993. One-time acquisition related severance payments totaling approximately $147,000 were paid in 1993.

        Beginning in 1993, all employers were required to adopt Financial Accounting Standards Board Statement No. 106 regarding accounting for post-retirement benefits, other than pension plans. This Statement requires recognition of an employer's expected cost of providing post-retired benefits to retirees on an accrual basis similar to the treatment afforded pension plans. Post-retirement benefits generally include costs such as health care, health and life insurance and all other benefits that are provided to retired employees. Premier's current health benefit plans do not provide benefits to retirees. Accordingly, Premier's health plans in their present form required no charge to earnings.

        On June 30, 1993, the Financial Accounting Standards Board issued an exposure draft of a Proposed Statement of Financial Accounting Standards, "Accounting for Stock-Based Compensation." The proposed statement would establish new accounting and reporting standards for stock options and other forms of stock-based employee compensation and would supersede APB Opinion 25, "Accounting for Stock Issued to Employees." Currently, the issuance of stock options does not result in recognition of compensation costs by the employer upon the award of stock options. The proposed statement, if issued in its current form, would require disclosures of the pro forma effects of stock option plans on net income and earnings per share and, after December 31, 1996, compensation costs related to option awards and increase in the market value of the shares underlying the options would have to be recognized by employers at the time of grant of the option and on an on-going basis.

        Combined net occupancy and furniture and fixture expense increased $587,000 and $124,000 in 1993 and 1992, respectively. The increase in 1993 relates to the six new office locations acquired in Northbrook, Riverwoods and Cary, Illinois. The 1992 increase related primarily to costs associated with a new facility housing centralized operational functions in Freeport, Illinois and opening a full-service branch in Rockford, Illinois. Premier is currently in the process of closing a limited service branch located inside an office building in Northbrook, Illinois. In addition, the Company is exploring alternatives for relocating its Rockford Branch Office.

        In 1993, Premier's subsidiary banks paid $918,000 for federal deposit
        (FDIC) insurance as compared to $651,000 in 1992 and $612,000 in 1991. This expense rises as deposits grow or the assessment rate changes. The 1993 increase is attributable to an increase in deposits from the Northbrook acquisition, whereas the 1992 increase relates to higher assessment rates. Based upon the risk-related premium system which correlates the assessment rate in part to a bank's risk-based capital levels, an effective assessment rate of approximately $.24 per $100 of assessable liabilities for the bank subsidiaries is anticipated in 1994.

        Net amortization of intangible assets was $834,000 in 1993, compared to $194,000 in both 1992 and 1991. The increase in 1993 expense relates to the additional amortization expense from the excess cost over fair value of net assets acquired in 1993. This excess cost resulting from the Northbrook acquisition totaled approximately $21 million and will be amortized over 15 years.

        Other operating expenses increased by slightly over $1 million, or 29.76% in 1993. Approximately $750,000 represented merger-related expenses including write-off of duplicate computer equipment, software fees, data processing conversion fees and legal/professional fees. Without these one-time items, other operating expenses would have increased by about $ 275,000 during the year. We expect to begin realizing cost savings from the data processing conversion and consolidation of Company-wide functions beginning in 1994.

        Income Taxes

        Taxes on earnings decreased to $1.6 million in 1993 from $2.0 million in 1992 following an increase of $700,000 from $1.3 million in 1991. The decrease in the 1993 provision for income taxes was due to lower pre-tax income. In February 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Statement 109 requires a change from the deferred method under APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

        Premier adopted Statement 109 in January 1993 and implementation had an immaterial effect on results of operations and financial position. We perform a detailed analysis of our deferred tax position on a quarterly basis. It includes scheduling both taxable and deductible temporary differences in accordance with their respective reversal periods, projecting future taxable income and reviewing available tax planning strategies. At December 31, 1993, Premier had deferred tax liabilities of $2.7 million and deferred tax assets of $3.6 million.
        A valuation allowance of $1.0 million has been provided for deferred tax assets. As a result, net deferred tax liabilities recorded in the consolidated financial statements are $55 thousand.


        Financial Condition

        At year end 1993, Premier had total assets of $610.7 million, which represented a 67.8% increase from December 31, 1992. The growth was primarily attributable to the Northbrook acquisition and provides us with an exciting, more diversified market. The customer base we now serve has increased significantly, presenting both challenges and opportunities. This dramatic change in our balance sheet, as well as changes in major balance sheet components, will continue to impact Premier for the foreseeable future.

        At December 31, 1993, securities held for investment (i.e. "held to maturity") increased to $39.8 million from $28.3 million in 1992. Securities "available for sale" totaled $140.7 million in 1993, as compared to $77.5 million in 1992 with net unrealized appreciation of $1.1 million and $1.2 million, respectively.

        The Financial Accounting Standards Board has issued FAS No. 115 entitled "Accounting for Certain Investments in Debt and Equity Securities" and is effective for fiscal years beginning after December 15, 1993. Securities "held for sale" will be reported at fair market value with unrealized gains and losses excluded from earnings and reported in a separate valuation account, net of related tax effects, in stockholders' equity. Adoption of this standard by Premier in 1994 could substantially increase the volatility of Premier's capital levels. We anticipate the classification of "securities held for sale" will be similar to our "securities available for sale" at December 31, 1993.


        Total loans were $331.9 million at December 31, 1993 an increase of $111.8 million over 1992. The growth was primarily due to the Northbrook acquisition and was concentrated in residential mortgages (which increased $48.5 million) and in commercial loans (which increased $33.1 million). Premier's loan portfolio continues to be characterized by a large customer base, balanced between loans to individuals, commercial and agricultural customers. Approximately 40.0% of our loans represent credit granted to consumers in the form of residential mortgages and a variety of other products such as credit cards, student loans and other open and closed-end consumer financing. Loans to commercial borrowers represent approximately 47.4% of the total loan portfolio. The remaining 12.6% is agricultural related. Preserving loan quality and diversifying the loan portfolio both geographically and by industry continue to be key objectives for Premier.

        Asset Quality

        Nonperforming assets consist of loans 90 days past due, loans on which interest is no longer accrued, restructured loans for which the interest rate or other terms have been renegotiated and real estate collateral acquired for loans in default. At year end, nonperforming assets were $13.2 million, or 2.16% of total assets, up from $3.5 million, or .96% of total assets at December 31, 1992. There are two major reasons for the increase. As a result of the Northbrook acquisition, approximately $7.5 million in new, nonperforming loans were added to the Company's loan portfolio. During its investigation of Northbrook prior to the acquisition, the Company identified these loans as well as the underlying reasons for nonperformance. In many cases, nonperformance was a result of inappropriate structuring and/or lack of current information as opposed to financial weakness. Although several large credits exhibit serious risk, management feels the allowance for possible loan losses is sufficient to provide for currently identified exposure. The remaining increase in non-performing assets (approximately $2.2 million) is attributable to a small number of credits exhibiting financial stress. As is the case with the newly added nonperforming assets, we feel that our allowance for possible loan losses is appropriately recognizes the risk inherent in our loan portfolio.

        Premier intends to continue devoting the resources necessary to bring nonperforming assets within levels consistent with the Company's historical standards of quality. Although aggressive collection actions may result in increased costs such as legal fees, expenses associated with temporarily holding other real estate for sale and miscellaneous collection costs, we believe aggressive collection is appropriate.

        In June 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS 114 states that impaired loans will be recorded at the present value of future principal and interest expected to be collected using the loan's contractual interest rate adjusted for deferred fees and unamortized premium/discounts. SFAS No. 114 is effective for financial statements for fiscal years beginning after December 15, 1994. The Company will adopt SFAS No. 114 on January 1, 1995. Based on the Company's current loan portfolio, this policy when implemented is not expected to have a material impact on the financial condition of the Company.
        Net charge-offs (recoveries) as a percentage of average loans for 1991 through 1993 were (.02%), .36% and .83%, respectively. Approximately $1.3 million or 54.6% of the 1993 net charge-offs represented a single customer relationship. Additional information regarding this credit as discussed under "provision for loan losses."

        Sources of Funds

        Premier's primary source of funds is deposits, which totaled $518.0 million at December 31, 1993. Total deposit growth of $209.1 million during 1993, which occurred primarily because of the Northbrook acquisition, included $55.0 million in noninterest bearing deposits. Noninterest bearing deposits as a percentage of total deposits increased to 20.3% in 1993, from 16.1% in 1992. Premier continues to see a shift from time deposits to nonbanking investment products. Management believes this shift in time deposits, as evidenced by the continuing decline of banking's share of the financial services market, is attributable to low levels of interest rates in general, a perceived decline in the value of deposit insurance, and customers reluctance to commit funds for a defined period of time. Premier offers nonbanking investment products and services which provide fee income and satisfies customer preferences.

        Liquidity

        Premier defines liquidity as having funds available to meet cash flow requirements. Effective management of balance sheet liquidity is necessary to fund growth in earning assets, to pay liabilities, to satisfy depositors' withdrawal requirements and to accommodate changes in balance sheet mix. Premier has three major sources for meeting liquidity requirements: 1) primary and secondary market deposits, 2) its investment portfolio, and 3) lines of credit from unaffiliated banks. An ongoing analysis of liquidity is performed at the subsidiary and Holding Company levels. Liquid assets are compared to the potential needs for funds to determine if the Company has sufficient coverage should any significant negative events occur. Management maintains a primary and total liquidity position that provides 100% coverage relative to the anticipated likelihood of potential events taking place. At year end, our liquidity coverage exceeded this position.

        Preferred Stock and Debt Service Requirements

        Prior to July 1993, Premier had no significant commitments for debt servicing nor dividends on preferred stock. Concurrent with the Northbrook acquisition, the Company's commitments in this regard changed substantially. On December 31, 1992, short-term borrowings included $ 1.9 million in notes payable to an unaffiliated bank. No preferred stock was outstanding. As of December 31, 1993, bank debt totaled $12.4 million, and $16.2 million in preferred stock was outstanding.
        It is estimated that during 1994, cash requirements for interest on the debt, projected dividends on common stock, and dividends on preferred stock will approximate $3.1 million. The Company has two sources of cash to meet these requirements: 1) dividends from subsidiary banks and 2) additional borrowing. Based upon current projections, management believes that earnings generated by the Company's subsidiary banks will be more than sufficient to support the required dividend and interest payments.

        Capital

        Total equity capital increased by $23.7 million to $55.4 million at December 31, 1993, from $31.7 million at December 31, 1992. As a result of the acquisition, $5.0 million of common stock and $16.2 million of preferred stock were issued. The remaining increase was due to the increase in retained earnings.

        The Federal Reserve Board currently specifies three capital measurements under the risk-based capital guidelines: 1) "Tier 1 Capital" (i.e., common stockholders' equity less goodwill to risk-adjusted assets), 2) "Total Risk-Based Capital" (i.e., Tier 1 Capital plus the lesser of 1.25% of risk-adjusted assets or the allowance for possible loan losses to risk-adjusted assets), and 3) "Tier 1 Leverage Ratio" (i.e., common stockholders' equity less goodwill to total assets less goodwill). Bank holding companies are required to maintain minimum risk-based capital ratios of 4% for "Tier 1," 8% for "Total Risk Based Capital," and a "Leverage Ratio" of 4% or greater. At December 31, 1993 Premier had a "Tier 1" ratio of 8.98%, well above the Regulatory minimum. Our "Total Risk-Based Capital Ratio" was 10.20%, and our "Leverage Ratio" was 5.49%, also considerably better than required. In addition, all of the banking subsidiaries met the definition of "well-capitalized" under the FDIC's risk related premium system at December 31, 1993.

        Overview

        With the addition of First Northbrook in 1993, our Company has a decidedly different look. We are much larger, with a significantly more complex balance sheet. Many of the financial challenges we experienced in 1993 were a direct result of the merger. We anticipate meeting those challenges aggressively and with positive results.



          PREMIER FINANCIAL SERVICES, INC. is a registered bank holding company.
          Premier was established under Delaware Law on December 31, 1976. The operations of Premier and its subsidiaries consist primarily of financial activities common to the commercial banking industry, as well as trust and investment services, data processing and electronic banking services and insurance. Services are extended to individuals, businesses, local government units and institutional customers throughout Northern Illinois. As of December 31, 1993, Premier's banking offices and nonbanking affiliations were as follows:

          First Bank/Freeport
          First Bank/Dixon
          First Bank/Mt. Carroll
          First Bank/Polo
          First Bank/Stockton
          First Bank/Sterling
          First Security Bank of Cary-Grove
          First Bank/Rockford
          First National Bank of Northbrook
          First Bank/Warren
          Premier Trust Services, Inc.
          Premier Insurance Services,
          Premier Operating Systems, Inc.

          Stock information
          Our common stock is traded on the over-the-counter market and is listed on NASDAQ under the symbol PREM. A two-year record, by quarter, of high and low bid prices, as well as cash dividends declared, is as follows:


                                 1993                                 1992

                                           Cash                                       Cash
             Quarter     High    Low    Dividends      Quarter       High     Low   Dividends

               1st      22.00    19.50     .12            1st        15.75     13.00   .11

               2nd      21.75    18.50     .12            2nd        18.00     15.00   .11

               3rd      23.00    19.00     .12            3rd        20.50     16.50   .11

               4th      23.50    21.25     .12            4th        25.00     19.00   .11

              Total                        .48            Total                        .44

          A stock dividend was declared and paid as follows:

                                              1992

           Declaration date             January 23, 1992

           Record date                 February 28, 1992

           Payable date                  March 31, 1992

           Distributed dividend rate          10%


          10K notice
          The Annual Report to the Securities and Exchange Commission, Form
          10-K, may be obtained by shareholders free of charge upon written request to the Secretary of the Corporation, Premier Financial
          Services, Inc., 27 West Main St., Suite 101, Freeport, IL 61032.





                                            Five Year Summary of Selected Financial Data


           Earnings                         1993          1992         1991          1990          1989

           Interest income               $30,441,589   $28,353,205  $30,634,167   $31,598,122   $30,558,157

           Interest expense               12,750,769    13,358,608   17,366,302    19,898,067    19,112,397

           Net interest income            17,690,820    14,994,597   13,267,865    11,700,055    11,445,760

           Provision for possible
           loan losses                     1,620,000       325,000            -             -             -

           Earnings before income
           taxes                           5,591,280     6,335,317    4,920,829     3,819,099     3,417,739

           Net earnings                    4,011,210     4,352,115    3,618,395     2,882,105     2,342,239

           Net earnings available to
           common shareholders             3,418,928     4,352,115    3,618,395     2,882,105     2,342,239


           Per share statistics -
           Common                               1993         1992*         1991*        1990*         1989*

           Net earnings                        $1.64        $2.23         $1.91         $1.47         $1.17

           Cash dividend declared                .48          .44           .32           .24           .20

           Book Value                          18.13        16.47         14.56         12.90         11.39




                                                1993         1992          1991          1990         1989
           Common shares
           outstanding - year end          2,163,107    1,927,536      1,918,717   1,878,446      1,985,585


                                                1993         1992          1991          1990          1989
           Rate earned on beginning
           stockholders' equity               12.64%       15.58%         14.93%       12.75%         11.60%


           Financial position - year
           end                                  1993         1992          1991          1990          1989

           Investment securities         $39,787,245  $28,314,011   $125,390,853 $157,054,940   $136,710,845

           Securities available for
           sale                          140,699,066   77,520,998              -            -              -

           Loans, net                    327,018,113  217,249,829    211,540,534  176,549,802    161,101,792

           Allowance for possible
           loan losses                     4,369,290    2,712,863      3,202,509    3,159,714      3,476,574

           Excess cost over fair
           value of net assets
           acquired                       23,193,016    3,009,951      3,204,148    3,399,302      3,593,499

           Noninterest bearing
           deposits                      104,976,862   49,979,533     40,304,642   44,142,877     41,622,572

           Interest bearing deposits     413,042,081  258,913,579    246,474,882  247,248,068    264,810,725

           Total deposits                518,018,943  308,893,112    286,779,524  291,390,945    306,433,297

           Short-term borrowings          12,410,000    6,152,000     14,501,000    7,302,000      7,362,000

           Securities sold under
           agreements to repurchase       20,571,658   14,854,410     43,687,552   50,534,481      2,756,581

           Long-term debt                          -            -              -    1,119,264      6,119,264

           Stockholders' equity           55,416,039   31,737,646     27,929,137   24,228,635     22,606,385

           Total assets                  610,663,210  364,024,410    375,494,615  377,431,653    348,587,775

          * Per share statistics have been adjusted to reflect 5% stock dividends to shareholders of record February 28, 1989, February 28, 1990, February 28, 1991 and a 10% stock dividend to stockholders of record February 28, 1992.


           Board of Directors

           Directors                        Principal Occupation               Principal Business

           Donald E. Bitz                   Retired Chairman of the Board      Insurance Company
                                            & Chief Executive Officer
                                            Economy Fire & Casualty Co.

           H.L. Fenton                      Retired Chairman of the Board
                                            & Chief Executive Officer

           R. Gerald Fox                    President & Chief Executive        Publisher of financial boooks
                                            Officer F.I.A. Financial           books and periodicals
                                            Publishing Company

           Richard L. Geach                 President & Chief Executive
                                            Officer

           Charles M. Luecke                President, Luecke Jewelers, Inc.   Retail Jeweler

           Edward G. Maris                  Vice President-Finance, Secretary  Raw steel production and
                                            & Treasurer, Northwestern Steel    finished steel/wire products
                                            and Wire Company

           David L. Murray                  Executive Vice President &
                                            Chief Financial Officer

           H. Barry Musgrove                President, Frantz                  Manufacturer of overhead
                                            Manufacturing Company              doors and ant-friction
                                                                               products

           Dr. Joseph C. Piland             Educational Consultant & Retired
                                            President, Highland Community
                                            College







































