Form 10-K, Exhibit 13
period 1994-12-31
PREMIER FINANCIAL SERVICES INC
filed 1995-03-23
CIK 36340

TO OUR STOCKHOLDERS:


The Board of Directors, Officers, and Staff of Premier Financial Services, Inc. are pleased to present our 1994 Annual Report to you.

The numbers shown in the report and discussed in the Analysis of Financial Condition and Results of Operations detail our financial performance. Among other measures of success, earnings per share improved by 23.6% over 1993; non-performing assets decreased from $13.2 million at year end 1993 to $7.1 million this year; and dividends on your common stock were increased by 28.6%, from $.14 to $.18 per share.

Our primary commitment to you is to deliver superior financial performance on your behalf. The financial results we've experienced in 1994 are gratifying. From a longer term perspective, the progress we've made in digesting a major acquisition over the past year and a half adds an important potential for continued improvement.

Premier is an emerging financial services company. As we move into 1995 and beyond, we intend to continue building Premier on the dynamics in the marketplace, dynamics which are rapidly redefining our industry. Regulatory pressures to preserve banking as a transaction oriented, niche industry are enormous. Customers, however, continue to prefer complete financial services, not fragmented products provided by various types of organizations.

You'll notice that the first page of this report depicts a "pie" of financial services. Each piece of the pie is an important component in a complete financial relationship.

The chart doesn't really show anything new. Most of these products and services have been around for years; but, it's been necessary to go to several different companies to get them. Now, most of them are available through any number of providers and all of them through Company's like ours. It's critical that each of them be considered, and then integrated into a complete financial portfolio. Premier has the expertise to deliver them all.

The point is this; the successful, profitable financial services firm of the future must be equipped to guide its customers through a maze of financial choices by helping them with all of their financial needs.
That's where Premier comes in, and that's what we do best. Premier is a FINANCIAL SERVICES COMPANY, and we can provide our customers with the whole "pie". We're proud of our staff, their skills and their commitment to accommodate our customers' financial needs.

We also intend to continue looking for opportunities to diversify and
expand Premier both geographically and in our existing market areas.   In
mid 1993, we took a major step in that direction by adding First National Bank of Northbrook and First Security Bank of Cary-Grove to our Company.
In December, 1994, we added another vibrant market, DeKalb, by purchasing a branch office and customer base.













We look forward to Premier's future. Competing in the financial services arena is both challenging and rewarding. Premier, we believe, is positioned to be an effective competitor.

Thank you for your investment in our Company, and your support of our efforts.


Cordially,


Richard L. Geach
President & Chief Executive Officer



David L. Murray
Executive Vice President &
Chief Financial Officer


















































                                                      Consolidated Balance Sheets
- ------------------------------------------------------------------------------------------------------------------------------
                                                      December 31, 1994, and 1993

                                                                                             1994                    1993
- ------------------------------------------------------------------------------------------------------------------------------
Assets
Cash & non-interest bearing deposits                                                      $31,186,418             $26,151,048
Interest bearing deposits                                                                  14,683,941              20,227,486
Federal funds sold                                                                            -                     9,977,000
- ------------------------------------------------------------------------------------------------------------------------------
      Cash and cash equivalents                                                            45,870,359              56,355,534
- ------------------------------------------------------------------------------------------------------------------------------
Investments held to maturity (approximate market value):
   December 31, 1994 - $40,516,000
   December 31, 1993 - $41,572,000                                                         40,513,480              39,787,245

Securities available for sale (approximate market value):
   December 31, 1994 - $207,965,000
   December 31, 1993 - $141,744,000                                                       207,964,644             140,699,066

Loans                                                                                     284,799,933             331,905,335
  Less: Unearned discount                                                               (     343,902)          (     517,932)
        Allowance for possible loan losses                                              (   3,688,386)          (   4,369,290)
- ------------------------------------------------------------------------------------------------------------------------------
        Net loans                                                                         280,767,645             327,018,113
- ------------------------------------------------------------------------------------------------------------------------------
Bank premises & equipment                                                                  14,254,748              15,153,969
Excess cost over fair value of net assets acquired                                         21,600,583              23,193,016
Accrued interest receivable                                                                 5,835,006               5,070,332
Other assets                                                                                3,697,272               3,385,935
- ------------------------------------------------------------------------------------------------------------------------------
        Total assets                                                                     $620,503,737            $610,663,210
- ------------------------------------------------------------------------------------------------------------------------------
Liabilities & stockholders' equity
Non-interest bearing deposits                                                             $86,018,604            $104,976,862
Interest bearing deposits                                                                 437,674,799             413,042,081
- ------------------------------------------------------------------------------------------------------------------------------
         Deposits                                                                         523,693,403             518,018,943
- ------------------------------------------------------------------------------------------------------------------------------
Short-term borrowings                                                                      26,185,000              12,410,000
Securities sold under agreements to repurchase                                             16,085,872              20,571,658
Accrued taxes & other expenses                                                              1,759,512               3,667,295
Other liabilities                                                                             303,118                 579,275
- ------------------------------------------------------------------------------------------------------------------------------
         Liabilities                                                                      568,026,905             555,247,171
- ------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity
Preferred stock - $1 par value, 1,000,000 shares authorized:
  Series A perpetual, $1,000 stated value, 8.25%, 7,000 shares
    authorized, 5,000 shares issued and outstanding;                                        5,000,000               5,000,000
  Series B convertible, $1,000 stated value, 7.50%, 7,250 shares authorized, 7,250 shares issued and outstanding at December 31, 1994,
    5,950 shares issued and outstanding at December 31, 1993;                               7,250,000               5,950,000
  Series C perpetual, $1,000 stated value, 7.00%, 1,950 shares
    authorized, issued and outstanding at December 31, 1993;                                  -                     1,950,000
  Series D perpetual, $1,000 stated value, 3,300 shares authorized,
    2,000 shares issued and outstanding at 7.50%, at December 31, 1994,
    3,300 shares issued and outstanding at 9.00%, at December 31, 1993;                     2,000,000               3,300,000

Common stock- $5.00 par value

 No. of Shares        1994                     1993
   Authorized      15,000,000               2,500,000
   Issued           6,526,227               2,172,863
   Outstanding      6,504,876               2,163,107                                      32,631,135              10,864,315
Surplus                                                                                       -                    16,134,180
Retained earnings                                                                          10,149,027              12,426,322
Unrealized loss on securities available for sale (net of tax)                           (   4,403,568)                -
Treasury stock, (21,351 shares at cost, 1994 and 9,756 at cost, 1993)                   (     149,762)          (     208,778)
- ------------------------------------------------------------------------------------------------------------------------------
       Stockholders' equity                                                                52,476,832              55,416,039
- ------------------------------------------------------------------------------------------------------------------------------
       Total liabilities & stockholders' equity                                          $620,503,737            $610,663,210
- ------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


















                                                  Consolidated Statements of Earnings
- -----------------------------------------------------------------------------------------------------------------------------------
                                                  Years ended December 31, 1994, 1993 and 1992

Interest income                                                                     1994               1993               1992
Interest & fees on loans                                                         $23,625,296        $22,235,746        $19,821,679
Interest & dividends on investment securities:
  Taxable                                                                          9,928,614          6,077,449          6,691,118
  Exempt from federal income tax                                                   2,309,789          1,891,854          1,596,176
Other interest income                                                                663,317            236,540            244,232
- -----------------------------------------------------------------------------------------------------------------------------------
      Interest income                                                             36,527,016         30,441,589         28,353,205
- -----------------------------------------------------------------------------------------------------------------------------------
Interest expense
Interest on deposits                                                              13,510,527         11,461,443         11,558,533
Interest on short-term borrowings                                                  1,618,879          1,289,326          1,800,075
- -----------------------------------------------------------------------------------------------------------------------------------
      Interest expense                                                            15,129,406         12,750,769         13,358,608
- -----------------------------------------------------------------------------------------------------------------------------------
  Net interest income                                                             21,397,610         17,690,820         14,994,597
  Provision for possible loan losses                                                 200,000          1,620,000            325,000
- -----------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for possible loan losses                      21,197,610         16,070,820         14,669,597
- -----------------------------------------------------------------------------------------------------------------------------------
Other income
Trust fees                                                                         2,367,156          2,161,597          1,855,838
Service charges on deposits                                                        1,907,463          1,466,387            934,461
Net gains on loans sold to secondary market                                          256,831            886,231            649,707
Investment securities gains, net                                                      35,201            136,391            358,038
Other operating income                                                             2,119,461          1,342,701            976,597
- -----------------------------------------------------------------------------------------------------------------------------------
       Other income                                                                6,686,112          5,993,307          4,774,641
- -----------------------------------------------------------------------------------------------------------------------------------
Other expenses
Salaries                                                                           7,767,407          6,814,448          5,996,881
Pension, profit sharing, & other employee benefits                                 1,112,672            825,066            803,954
Net occupancy of bank premises                                                     1,981,801          1,523,649          1,117,690
Furniture & equipment                                                              1,088,454          1,064,031            882,818
Federal deposit insurance premiums                                                 1,161,540            918,447            650,656
Amortization of excess cost over fair value of net assets acquired                 1,592,433            833,838            194,197
Other                                                                              5,059,412          4,493,368          3,462,725
- -----------------------------------------------------------------------------------------------------------------------------------
       Other expense                                                              19,763,719         16,472,847         13,108,921
- -----------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                                       8,120,003          5,591,280          6,335,317
Applicable income taxes                                                            2,409,708          1,580,070          1,983,202
- -----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                      $5,710,295         $4,011,210         $4,352,115
===================================================================================================================================

Earnings per share
  (On weighted average outstanding common
  shares of 6,648,744 in 1994, 6,245,097
  in 1993 and 5,855,787 in 1992)                                                        $.68               $.55               $.74

===================================================================================================================================

See accompanying notes to consolidated financial statements.




















                                        CONSOLIDATED STATEMENTS OF CASH FLOWS

                                     Years ended December 31, 1994, 1993 and 1992


                                                                           1994               1993              1992
                                                                          -------           --------          --------
    Cash flows from operating activities:
     Net earnings                                                        $5,710,295         $4,011,210        $4,352,115

    Adjustments to reconcile net earnings
      to net cash from operating activities:
        Amortization net, related to:
          Investment securities                                           2,002,842          1,239,194           110,677
          Excess of cost over net assets acquired                         1,592,433            833,838           194,197
            Other                                                           248,371            178,029      (     36,348)
        Depreciation                                                      1,135,556          1,076,355           893,735
        Provision for possible loan losses                                  200,000          1,620,000           325,000
        Gain on sale related to:
          Investment securities                                        (     35,201)     (     136,391)     (    358,038)
          Loans sold to secondary market                               (    256,831)     (     886,231)     (    649,707)
        Loans originated for sale                                      ( 18,864,000)     (  58,485,000)     ( 62,810,000)
        Loans sold to secondary market                                   18,864,000         58,485,000        62,810,000
        Deferred income tax (benefit) expense                               239,000            108,000      (     38,443)
        Change in:
          Securities available for sale                                      -           (  64,108,609)           -
          Trading account assets                                             -                 -                 500,000
          Accrued interest receivable                                  (    764,674)     (   1,374,094)          682,283
          Other assets                                                 (    311,337)     (   4,850,293)          143,885
          Accrued taxes & other expenses                               (  2,146,783)         1,623,933            14,135
          Other liabilities                                            (    276,156)           127,395      (    185,852)
    ---------------------------------------------------------------------------------------------------------------------
    Net cash from operating activities                                 (  7,337,515)     (  60,537,664)        5,947,639
    ---------------------------------------------------------------------------------------------------------------------
    Cash flows from investing activities:

        Cash portion of acquisition, net of
          cash and cash equivalents acquired                                 -           (   2,390,348)           -
        Purchase of investment securities                              ( 11,095,547)     (  20,141,426)     ( 78,440,053)
        Purchase of Securities Available for sale                      (131,754,087)
        Proceeds from:
          Maturities of investment securities                             6,791,405          5,038,965        49,218,292
          Sales of investment securities                                     -               3,456,965        49,024,966
        Maturities of securities available for sale                      38,951,206
        Sales of securities available for sale                           22,744,000
        Net increase in loans                                            46,113,195      ( 110,655,210)     (  5,135,541)
        Purchase of bank premises & equipment                          (    290,602)     (   4,614,612)     (  4,949,619)
    ----------------------------------------------------------------------------------------------------------------------------
    Net cash from investing activities                                 ( 28,540,430)     ( 129,305,666)        9,718,045
    ---------------------------------------------------------------------------------------------------------------------
    Cash flows from financing activities:

        Net increase (decrease) in:
          Deposits                                                        5,674,460        209,125,831        22,113,588
          Securities sold under agreements to repurchase               (  4,485,786)         5,717,248      ( 28,833,142)
          Short term borrowings                                          13,775,000          6,258,000      (  8,349,000)
        Purchase of treasury stock                                           -           (     208,778)           -
        Reissuance (purchase) of treasury stock                              59,016            -                  -
        Exercised stock options                                              19,000            -                  74,901
        (Redemption) issuance of preferred stock                       (  1,950,000)         5,000,000            -
        Cash dividends paid                                            (  2,373,950)     (   1,574,037)     (    831,206)
    ---------------------------------------------------------------------------------------------------------------------
    Net cash from financing activities                                   10,717,740        224,318,264      ( 15,824,859)
    ---------------------------------------------------------------------------------------------------------------------
    Increase (decrease) in cash and cash equivalents                   ( 10,485,175)        34,474,934      (    159,175)
        Cash and cash equivalents, beginning of year                     56,355,534         21,880,600        22,039,775
    ---------------------------------------------------------------------------------------------------------------------
      Cash and cash equivalents, end of year                            $45,870,359        $56,355,534       $21,880,600
    ---------------------------------------------------------------------------------------------------------------------
                                       Supplemental disclosures of cash flow information

    Cash paid during the year for:
        Interest                                                         14,951,689         12,885,202        13,663,283
        Income taxes                                                      2,148,000          1,980,000         1,836,881
    Purchase of Bank Subsidiaries and Branch
        Fair value of assets acquired                                        90,514        248,018,274            -
        Cash received (paid)                                             10,037,078      (  16,325,000)           -
        Common and preferred stock issued                                    -           (  16,450,000)           -
        Excess cost over fair value of assets acquired                       -              21,007,210            -
        Deposit premium                                                   1,123,304            -                  -
        Fair value of liabilities assumed                                11,250,896        236,250,484            -
    Non-cash activities:
        Investment securities transferred to
          securities available for sale                                 141,744,000            -              77,520,998
        Conversion of preferred stock                                     1,300,000            -                  -

    See accompanying notes to consolidated financial statements.




















- ----------------------------------------------------------------------------------------------------------------------------------
                                   Consolidated Statements of Changes in Stockholders' Equity
- -----------------------------------------------------------------------------------------------------------------------------------
                                          Years ended December 31, 1994, 1993, and 1992

                                                                          Unrealized Loss
                                                                            On Securities              ESOP Shares
                       Preferred      Common                   Retained    Available For    Treasury   Purchased
                         Stock        Stock       Surplus      Earnings   Sale, Net Of Tax    Stock    With Debt     Total
- ------------------------------------------------------------------------------------------------------------------------------
Balance January 1,
  1992               $    -         $9,050,760  $10,760,735   $9,080,864 $        -        ( $750,523) ($212,699) $27,929,137
- ------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                   4,352,115                                            4,352,115
Cash dividends                                               (   831,206)                                         (   831,206)
10% stock dividend                     870,875    1,741,749  ( 2,612,624)                                              -
Employee stock
  ownership plan
  debt reduction                                                                                         212,699      212,699
Exercised
  stock options                         44,095       30,806                                                            74,901
- -------------------------------------------------------------------------------------------------------------------------------
Balance December 31,
  1992                       -       9,965,730   12,533,290    9,989,149                   (  750,523)     -       31,737,646
- -------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                   4,011,210                                            4,011,210
Cash dividends
  common stock                                               (   981,755)                                         (   981,755)
Cash dividends
  preferred stock                                            (   592,282)                                         (   592,282)
Issuance of
  Class A perpetual
  preferred shares      5,000,000                                                                                   5,000,000
Issuance of shares
  in acquisition:
  Common shares                       898,585    3,600,890                                                         4,499,475
  Class B convertible
  preferred shares      5,950,000                                                                                   5,950,000
  Class C perpetual
  preferred shares      1,950,000                                                                                   1,950,000
  Class D perpetual
  preferred shares      3,300,000                                                                                   3,300,000
  Treasury stock
    reissuance                                                                                750,523                 750,523
Treasury stock
  purchase                                                                                 (  208,778)            (   208,778)
- --------------------------------------------------------------------------------------------------------------------------------
Balance December 31,
  1993                 16,200,000   10,864,315   16,134,180   12,426,322         -         (  208,778)     -       55,416,039
- --------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                   5,710,295                                            5,710,295
Cash dividends
  common stock                                                (1,169,392)                                          (1,169,392)
Cash dividends
  preferred stock                                             (1,204,558)                                          (1,204,558)
Three-for-one
  stock split                       21,728,630  (16,134,180)  (5,594,450)                                              -
Redemption of
  Series C                                                                                                         -
  perpetual preferred
  stock               ( 1,950,000)                                                                                 (1,950,000)
Exercised stock options                 38,190                   (19,190)                                              19,000
Unrealized loss on
  securities available
  for sale, net of tax                                                    (     4,403,568)                         (4,403,568)
Treasury stock reissuance                                                                      59,016                  59,016
- ------------------------------------------------------------------------------------------------------------------------------
Balance December 31,
  1994                $14,250,000  $32,631,135 $      -      $10,149,027  (    $4,403,568) ( $149,762)$      -    $52,476,832
- ------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.








                        Independent Auditors' Report

The Board of Directors
Premier Financial Services, Inc.


     We have audited the accompanying consolidated balance sheets of Premier Financial Services, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Premier Financial Services, Inc. and subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

     As discussed in Note 1 the Company changed its method of accounting for investments to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities, in 1994.

KPMG Peat Marwick, LLP
Chicago, Illinois
January 27, 1995



























                      Notes to Consolidated Financial Statements
                           December 31, 1994, 1993 and 1992

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

Investments held-to-maturity
Investments held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts on the level yield method over the life of the security. Management has the positive intent and ability to hold these investment securities to maturity.

Securities available for sale
The Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, on January 1, 1994. In accordance with SFAS No. 115, securities classified as "securities available for sale" are carried at market value with unrealized gains and losses net of income taxes excluded from earnings and reported as a separate component of stockholders' equity. Prior to adoption of SFAS No. 115, these securities were carried at the lower of cost or market value. The impact of the adoption of SFAS No. 115 increased stockholders' equity by $690,000.

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

Allowance for possible loan losses
The allowance for possible loan losses is increased by provisions charged to expense and recoveries on loans previously charged off, and reduced by loans charged off in the period. The allowance is based on past loan loss experience, management's evaluation of the loan portfolio considering current economic conditions and such other factors, which, in management's best judgement, deserve current recognition in estimating loan losses. Regulatory examiners may require the Company to recognize additions to the allowances based upon their judgments about information available to them at the time of their examination.











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

Income taxes
The Company and its subsidiaries file consolidated federal and state income tax returns. Effective January 1, 1993 the Company adopted SFAS No. 109, "Accounting for Income Taxes." Prior to this date, the Company followed APB Opinion No. 11. Statement 109 requires a change from the deferred method of accounting for income taxes of APB Opinion No. 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The adoption of SFAS No. 109 had an immaterial impact on the financial statements of the Company.

Pursuant to the deferred method under APB Opinion 11, which was applied in 1992, deferred income taxes were recognized for income and expense items that were reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation. Under the deferred method, deferred taxes were not adjusted for subsequent changes in tax rates.

Earnings per share
Earnings per share is computed by dividing net income (less preferred stock dividends) by the total of the average number of common shares outstanding and the additional dilutive effect of stock options outstanding during the respective period. The dilutive effect of stock options is computed using the average market price of the Company's common stock for the period.

2.  Cash and noninterest bearing deposits
Cash and noninterest bearing deposits includes reserve balances that the Company's subsidiary banks are required to maintain with the Federal
Reserve Bank of Chicago. These required reserves are based principally on deposits outstanding. The average reserves required for the years ended December 31, 1994 and 1993 were $1,899,000 and $1,055,000.



                                     15












3.  Investments held-to-maturity and securities available for sale
The amortized cost and approximate market value of investments held-to-maturity at December 31, 1994 and 1993 are as follows (in thousands):

                                                       1994                                          1993

                                           Gross       Gross     Approximate                   Gross       Gross     Approximate
                              Amortized  Unrealized  Unrealized    Market        Amortized   Unrealized  Unrealized    Market
                                Cost       Gains       Losses       Value           Cost       Gains       Losses       Value
 U.S. Government and
 federal agency obligations          $-          $-          $-           $-            $26          $-          $-          $26

 Obligations of states &
  political subdivisions         40,483       1,170     (1,167)       40,486         36,693       1,778         (6)       38,465

 Other securities                    30           -           -           30          3,068          13          -         3,081
                               $ 40,513    $  1,170  $  (1,167)     $ 40,516        $39,787      $1,791        $(6)      $41,572

        The carrying value and approximate market value of securities available for sale at December
        31, 1994 and 1993 are as follows (in thousands):

                                                             1994                                     1993
                                                   Gross       Gross      Approx.                 Gross       Gross      Approx.
                                     Amortized   Unrealized  Unrealized   Market    Amortized  Unrealized   Unrealized   Market
                                        Cost       Gains       Losses      Value       Cost         Gains     Losses      Value

         U.S. Treasury obligations   $  71,125  $     16    $ (1,721)   $ 69,420    $ 73,384    $  511      $   (24)    $ 73,871

         U.S. Government agencies      103,408        61      (3,754)     99,715      53,853       441          (55)      54,239
         Mortgage-backed securities     35,723        33      (1,304)     34,452      13,462       183          (11)      13,634

         Other securities                4,381         -          (3)      4,378         -          -            -          -

                                     $ 214,637  $    110    $ (6,782)   $207,965    $140,699    $ 1,135         (90)    $141,744




                                                                     16






       The amortized cost and market value of investments held-to-maturity as of December 31, 1994 and 1993 by contractual maturity are shown below. Expected maturities may borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                         1994                             1993

                                                        Approximate                    Approximate
                                           Amortized      Market          Amortized      Market
                                              Cost         Value            Cost          Value
 Due in one year or less                       $ 9,025      $ 8,794          $ 5,817       $ 5,895

 Due after one year through five years          21,739       21,725           24,251        24,932

 Due after five years through ten years          5,949        6,053            6,238         7,074
 Due after 10 years                              3,800        3,944            3,455         3,645

 Mortgage-backed securities                          -            -               26            26

                                               $40,513      $40,516          $39,787       $41,572

The amortized cost and market value of securities available for sale as of December 31, 1994 and 1993 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.







                                                                     1994                           1993


                                                        Approximate                    Approximate
                                           Amortized      Market          Amortized      Market
                                              Cost         Value            Cost          Value
 Due in one year or less                       $87,595      $85,342          $26,650        $26,918

 Due after one year through five years          78,463       75,451           94,916         95,528

 Due after five years through ten years          8,865        8,729            5,671          5,663
 Due after ten years                             3,991        3,991               -              -

 Mortgage-backed securities                     35,723       34,452           13,462         13,635

                                              $214,637     $207,965         $140,699       $141,744

        Proceeds from sales of securities available for sale during 1994 were $22,744,000. Gross gains of $40,000 and gross losses of $5,000 were realized on those sales. During 1993, proceeds from sales of investment securities were $4,457,000. Gross gains of $141,000 and gross losses of $5,000 were realized on those sales. During 1992, proceeds from sales of investment securities were $49,025,000. Gross gains of $386,000 and gross losses of $28,000 were realized on those sales.

        On December 31, 1994 securities with a carrying value of approximately $120,038,000 were pledged to secure funds and trust deposits and for other purposes as required or permitted by law.

        4.  Loans
        The following is a summary of loans by major classification as of December 31, 1994 and 1993 (in thousands):


                                                        1994         1993
              Commercial and financial loans        $    91,392  $  121,514

              Agricultural loans                         31,564      40,972

              Real estate-residential                    86,105     103,234

              Real estate-commercial                     53,289      35,832
              Loans to individuals                       22,056      29,728

              Other loans                                   394         625

                                                    $   284,800  $  331,905

        The Company serviced loans for others totaling $91,806,000, $81,939,000, and $63,688,000 as of December 31, 1994, 1993 and 1992,
        respectively.

        A summary of changes in the allowance for possible loan losses for the three years ended December 31 is as follows (in thousands):


                                                     1994       1993       1992
         Balance beginning of year                 $ 4,369     $ 2,713    $3,203

         Allowance from acquired entity                -         2,351         -

         Recoveries                                    643         205       243
         Provision charged to operating expense        200       1,620       325

                                                     5,212       6,889     3,771

         Less:loans charged off                      1,524       2,520     1,058
           Balance end of year                     $ 3,688      $4,369    $2,713


        The Company's subsidiary banks make loans to their executive officers, directors, principal holders of the Company's equity securities and to associates of such persons. At December 31, 1994 and 1993, such loans aggregated $2,152,000 and $3,084,000, respectively. These loans were made in the ordinary course of business on the same terms and conditions, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers and do not involve more than a normal risk. The following is a summary of activity with respect to such loans for the latest fiscal year (in thousands):


         Balance, January 1, 1994                                     $3,084

         New loans                                                       222

         Repayments                                                    1,154

         Balance, December 31, 1994                                   $2,152

        As of December 31, 1994 and 1993, the outstanding balance of nonaccrual loans was approximately $4,879,000 and $5,791,000 respectively. Had interest on such loans been accrued, interest and fees on loans in the accompanying consolidated statements of earnings would have been greater by approximately $420,000, $416,000 and $339,000 in 1994, 1993 and 1992 respectively.

        5.  Bank premises and equipment
        Bank premises and equipment are recorded at cost less accumulated depreciation as follows (in thousands):


                                                         1994          1993
              Land, buildings and improvements          $17,784     $17,866

              Furniture, fixtures and equipment           5,331       5,328

                                                         23,115      23,194

              Less accumulated depreciation               8,860       8,040
                                                        $14,255     $15,154

        6. Short-term borrowings and securities sold under agreements to repurchase

        Following is a summary of short-term borrowings at December 31, 1994 and 1993 (in thousands):

                                                           1994       1993

              Federal funds purchased                   $13,975      $   -

              Note payable to bank                       12,210       12,410
                                                        $26,185      $12,410

        The note payable to bank totaling $12,210,000 at December 31, 1994 is due on demand with variable interest (8.00% at December 31, 1994) and is secured by the Company's common stock holdings in its subsidiaries. The note payable is a draw on a $15 million revolving credit which matures in January, 1999. The note agreement contains certain restrictive covenants. The Company was in compliance with such covenants at December 31, 1994.

        At December 31, 1994 there were no material amounts of assets at risk with any one customer under agreements to repurchase securities sold. At December 31, 1994 and 1993 securities sold under agreements to repurchase are summarized as follows (in thousands):

                                        Weighted
                                        average                Collateral
                           Repurchase   interest  Collateral     Market
              1994         liability      rate    Book Value     Value

         Within 30 days        $   -        -  %      $  -        $   -

         30 - 90 days            1,075     3.79%        1,096       1,084
         After 90 days           2,334     5.91%        2,427       2,357

         Demand                 12,677     4.26%       29,180      28,603

                               $16,086     4.47%      $32,703     $32,044

                                        Weighted
                                        average                Collateral
                           Repurchase   interest  Collateral     Market
              1993         liability      rate    Book Value     Value
         Within 30 days         $  165     2.97%       $  403      $  407

         30 - 90 days            3,040     3.41%        4,672       4,736

         After 90 days           1,200     3.57%        1,216       1,213

         Demand                 16,166     2.57%       20,808      21,267
                               $20,571     2.76%      $27,099     $27,623



        7.  Employee benefit plans
        The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation during the highest 25 years of compensation. Effective July 1, 1994 the Company froze the benefits accumulating to participants. Accrued benefits as of that date were fully funded.

        Assumptions used in accounting for the pension plans as of December 31, 1994 and 1993 were as follows:


                                                           1994       1993

         Discount rate                                     8.50%      7.00%

         Rate of increase in compensation level            4.00%      4.00%
         Expected long-term rates of return on assets      8.50%      8.50%

        The following table sets forth the plan's funding status and amounts recognized in the Company's consolidated balance sheets at
        December 31, 1994 and 1993 (in thousands):
                                                                                1994      1993
         Actuarial present value of benefit obligations:
           Accumulated benefit obligation                                       $2,696    $3,102

           Vested benefit obligation                                            $2,696    $2,959

           Projected benefit obligation for service rendered to date            $2,696    $4,062

         Plan assets at fair value, primarily listed stocks & US Bonds           3,419     3,446
         Plan assets in excess (deficiency) of projected benefit obligation        723      (616)

         Unrecognized net gain (loss) from past experience different from
         that assumed and effects of changes in assumptions                       (267)      960

         Unrecognized prior service cost                                            -         (7)
         Unrecognized net assets at beginning of year being      recognized
         over 15 years                                                            (346)     (404)

         Prepaid (accrued) pension cost included in other assets                 $ 110    $  (67)

        Net pension cost for 1994, 1993 and 1992 included the following components (in thousands):

                                                           1994      1993      1992

         Service cost-benefits earned during the period    $  91     $ 166     $ 160
         Interest cost on projected benefits obligation      236       255       245

         Actual return on plan assets                       (103)    (231)      (214)

         Net amortization and deferral                      (212)     (70)       (65)
         Gain on curtailment                                (189)       -          -

         Net periodic pension (income) expense             $(177)    $ 120     $ 126

        The Company has a savings and stock plan for officers and employees. Company contributions to the plan are discretionary. The plan includes provisions for employee contributions which are considered tax-deferred under Section 401(k) of the Internal Revenue Code. The total expense was $191,000 for 1994, $217,661 for 1993, and $329,592
        for 1992.

        The Company has a nonqualified stock option plan for key employees. Options may be exercised at market price on grant date at the rate of 20% of granted shares at the end of each year in the succeeding five-year period after the grant date.
        At December 31, 1994, 34,095 of the options had been exercised. At December 31, 1994, there were no shares available for additional options and no new options were granted in 1994. The following is a summary of options granted, net of forfeitures:


              Grant        Share Options         Price          Expiration
              Year            Granted          per Share           Date

              1988            103,128           $2.49         July 28, 1998

              1989            138,240            3.16         June 22, 1999

              1990             57,606            2.74         Dec. 20, 2000

              1991             39,462            4.55         Dec. 20, 2001
              1992                 -                -               -

              1993             43,578            7.17        Sept. 28, 2003

        In 1990 a Performance Unit Plan was adopted under which the Company could grant up to an aggregate of 200,000 units to key employees. The value of each unit granted under the plan was established at the date of grant and each succeeding anniversary date by a formula based upon the five-year weighted average earnings per share, or an amount determined by the Board of Directors. The Plan was terminated in 1994 and the discounted present value of the 18,542 units granted under the Plan ($202,500) is included in accrued taxes and other expenses at December 31, 1994. The total expense was $16,500 for 1994 and $78,000 for both 1993 and 1992.

        The Company adopted a Deferred Compensation Plan in 1994 for Directors and employees designated as Senior Leadership Employees by the Board of Directors. Participants may elect to defer up to 20% of salary, 50% of any bonus or 100% of directors fees under the Plan. The Company makes a 25% matching contribution. Amounts deferred are used to purchase company stock. Two hundred thousand shares are registered for purchase by the Plan. Participants deferral amounts are 100% vested, with matching contributions 100% vested on the earlier of the end of the third year following the year in which deferrals are made or termination of employment for any reason other than discharge for cause. Total expense was approximately $9,000 in 1994.

        8.  Stockholders' equity
        On April 28, 1994, the Board of Directors declared a three-for-one stock split in the form of a stock dividend, payable July 1, 1994 to stockholders of record on June 8, 1994. The stated par value of each share remained at $5 per share. The stock split resulted in the issuance of 4,345,726 additional shares of common stock from authorized but unissued shares. The issuance of authorized but unissued shares resulted in the transfer of $16,134,180 from surplus and $5,594,450 from retained earnings to common stock, representing the par value of the shares issued. Accordingly, earnings per share, cash dividends per share, weighted average shares outstanding and related prices, and the stock option plan information for prior periods presented have been restated to reflect the stock split.

        In 1994, the Company redeemed all of the outstanding Series C Preferred Stock for $1,950,000 and converted 1,300 shares of Series D Preferred Stock to Series B convertible Preferred Stock at stated value.

        On January 23, 1992, a 10% stock dividend was declared payable March 31, 1992, to shareholders of record February 28, 1992. As a result of the dividend, common stock was increased by $870,875, surplus was increased by $1,741,749 and retained earnings was decreased by $2,612,624. Weighted average shares outstanding and related prices, all per share amounts and the stock option plan information included in the accompanying consolidated financial statements and notes are based on the increased numbers of shares giving retroactive effect to the stock dividend.

        The amount of dividends payable by the Company on its common stock is limited by the provisions of its term loan and revolving credit agreement. At December 31, 1994, the Company had $2,477,000 of retained earnings available for the payment of dividends.

        State banking regulations restrict the amount of dividends that a bank may pay to stockholders. The regulations provide that dividends are limited to the balance of retained earnings, subject to capital adequacy requirements, plus an additional amount equal to its net earnings in 1995 through the date of any declaration of dividends.

   9.  Income Taxes
       As discussed in note 1, the Company adopted Statement 109 as of January 1, 1993. The cumulative effect of this change in accounting for income taxes was immaterial. Prior years' financial statements have not been restated to apply the provisions of Statement 109. The components of total tax expense (benefit) are as follows (in thousands):


                                                1994        1993         1992
          Current federal                    $2,171        $1,472      $2,022

          Deferred federal                      239           108         (39)

            Total income tax expense         $2,410        $1,580      $1,983

    The actual tax expense differs from the expected tax expense computed by applying the Federal corporate tax rate of 34% to earnings before income taxes as follows (in thousands):


                                                                      1994        1993          1992

         Tax expense at statutory rate                               $2,760       $1,901       $2,154
         Tax-exempt interest, net of premium amortization              (892)        (592)        (502)

         Amortization of excess cost over net assets acquired           541          284           66

         Capitalized acquisition costs                                    -           39           76
         Other, net                                                       1          (52)         189

            Total income tax expense                                 $2,410       $1,580       $1,983

        The sources of timing differences resulting in deferred income taxes determined under APB Opinion No. 11 and the tax effect for the year ended December 31, 1992 was as follows (in thousands):

                                                     1992
              Provision for possible loan and
              other real estate owned losses          $39

              Accounting method differences and
              changes                                 (7)

              Depreciation                             23

              Deferred loan fees                       12
              Security accretion                     (47)

              Accrued software conversion costs      (60)

              Other, net                                1
                Total deferred tax benefit          $(39)
        The tax effects of existing temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets as of December 31, 1994 and 1993 are as follows (in thousands):

         Deferred tax liabilities:                1994          1993

           Security accretion                     $81           $78

           Tax depreciation in excess of
           book depreciation                      272           329
           Difference between tax and
           book basis of assets acquired        1,753         2,288

           Other                                   17           -

              Total gross deferred tax
                liabilities                    $2,123        $2,695
         Deferred tax assets:

           Alternative minimum tax credit
           carryforward                          $448          $634

           Net operating loss
           carryforwards                        1,275         1,488
           Provision for other real
           estate owned                            -            208

           Provision for loan losses              842         1,048

           Deferred loan fees                     117           154
           Unrealized loss on securities
           available for sale                   2,268            -

           Other                                   90           108

              Total gross deferred tax
                assets                         $5,040        $3,640

           Less:  Valuation allowance            (950)       (1,000)
           Net deferred tax assets              4,090         2,640

              Net deferred tax (asset)
                liability                     $(1,967)         $ 55

        The net change in the valuation allowance for the year ended December 31, 1994 was a decrease of $50,000.

        Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 1994 will be allocated as follows:

             Income tax benefit reported in the
               consolidated statement of earnings      $  842

             Excess cost over fair value of net
               assets acquired                            108
                                                       $  950

        At December 31, 1994, the Company also has alternative minimum tax credit carryforwards of approximately $448,000 which are available to reduce future federal regular income taxes of the related acquired entities over an indefinite period.

        The Company has net operating loss carryforwards for state income tax purposes of approximately $27 million which expire beginning in 2000 through 2006.

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

        Credit risk is the possibility that a loss may occur because a party to a transaction failed to perform according to the terms of the contract. Interest rate risk is the possibility that future changes in market interest rates will cause a financial instrument to be less valuable or more onerous. The Company controls the credit risk arising from these instruments through its credit approval process and through the use of risk control limits and monitoring procedures. The Company uses the same credit policies when entering into financial instruments with off-balance sheet risk as it does for on-balance sheet instruments. At December 31, 1994 and 1993, such commitments and off-balance sheet financial instruments are as follows (in thousands).


                                                              1994     1993
              Letters of credit                             $2,827   $5,394

              Lines of credit and other loan commitments    80,338   70,300

                                                           $83,165  $75,694

        Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan facilities to customers.

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payments of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

        There are various claims pending against the Company and its subsidiaries arising in the normal course of business. Management believes, based upon the opinion of counsel, that liabilities arising from these proceedings, if any, will not be material to the Company's financial position.

        11.  Disclosures about fair value of financial instruments
        Provided below is the information required by Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value Of Financial Instruments. These amounts represent estimates of fair values at a point in time. Significant estimates regarding economic conditions, loss experience, risk characteristics associated with particular financial instruments and other factors were used for the purposes of this disclosure. These estimates are subjective in nature and involve matters of judgement. Therefore, they cannot be determined with precision. Changes in the assumptions could have a material impact on the amounts estimated.

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

        Investments held-to-maturity and securities available for sale
        The estimated fair values of investments held-to-maturity and securities available for sale are provided in Footnote 3 to the financial statements. These are based on quoted market prices, when available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

        Loans
        The carrying amount (total outstanding excluding unearned income) and estimated fair value of loans outstanding at December 31, 1994 are $284.5 million and $280.3 million, respectively. In order to determine the fair values for loans the loan portfolio was categorized based on loan type such as commercial, real estate, agricultural, individual and nonperforming. Each loan category was further segmented into fixed and adjustable rate interest terms. For performing, variable rate loans with no significant credit concerns and frequent repricing, estimated fair values are based on carrying values. The fair values of other performing loans except residential real estate and credit card loans are estimated using discounted cash flow analyses. The discount rates used in these analyses are based on origination rates for similar loans of comparable credit quality. For performing residential real estate loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources adjusted to reflect differences in servicing and credit costs.

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


        Deposit liabilities
        The carrying amount and estimated fair value of deposits outstanding at December 31, 1994 are $523.7 million and $519.5 million, respectively. Under SFAS 107, the fair value of deposits with no stated maturity is equal to the amount payable upon demand. Therefore, the fair value estimates for these products do not reflect the benefits that Premier receives from the low-cost, long-term funding they provide. These benefits are significant. The estimated fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.


        Short-term borrowings
        Short-term borrowings reprice frequently and therefore the carrying amount is a reasonable estimate of fair value.

        Securities sold under agreement to repurchase
        The fair value of securities sold under agreements to repurchase is estimated using the rates currently offered for securities sold under agreements to repurchase with similar remaining maturities. Both the carrying values and estimated fair values of Premier's securities sold under agreements to repurchase as of December 31, 1994 were $16.1 million.

        Commitments to extend credit and letters of credit
        Pricing of these financial instruments is based on the credit quality and relationship, fees, interest rates, probability of funding, and compensating balance and other covenants or requirements. Loan commitments generally have fixed expiration dates, are variable rate and contain termination and other clauses which provide for relief from funding in the event that there is significant deterioration in the credit quality of the customer. Many loan commitments are expected to, and typically do, expire without being drawn upon.
        The rates and terms of Premier's commitments to lend, and letters of credit are competitive with others in the various markets in which Premier operates. The carrying amounts are reasonable estimates of the fair values of these financial instruments. Carrying amounts are comprised of the unamortized fee income and, where necessary, reserves for any expected credit losses from these financial instruments.

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

         Premier Series B - Convertible Preferred Stock (5,950 shares)                 $5,950,000
         Premier Series C - Noncumulative Perpetual Preferred Stock (1,950 shares)      1,950,000

         Premier Series D - Noncumulative Perpetual Preferred Stock (3,300 shares)      3,300,000

         Premier Common Stock                                                           5,250,000

         Cash (loan from third party lender)                                           16,325,000
           Total Purchase Price                                                       $32,775,000

        In addition, the Company issued $5,000,000 of new Series A cumulative perpetual preferred stock. The proceeds were used to retire First Northbrook Bancorp, Inc.'s perpetual preferred stock in the amount of $2,000,000 and reduce acquisition debt. A summary of the features of each series of preferred shares follows:

           Series A - Redeemable after three years at option of the Company at par value. Stock has cumulative dividend feature and is non-voting. Dividend rate of 8.25% changes to the higher of 8.25% or the Prime rate plus 1% after July 16, 1996, 8.25% or the Prime rate plus 1.25% after July 16, 1998, 8.25% or the Prime rate plus 1.50% after July
                      16, 2000 and 8.25% or the Prime rate plus 1.75% after
                 July 16, 2002.

           Series B - Non-voting, convertible to common stock at $9.50 per share. Conversion price adjusted for cumulative stock dividends and splits. Regulatory approval required before conversion of shares. Dividend rate of 7.50% increases to 8.00% after July 16, 1996.

           Series C - Non-voting, redeemable by the Company at any time at par value with regulatory approval. Dividend rate of 7.00% increases .25% each year after July 16, 1996 to a maximum of 9.00%.

           Series D - Non-voting, convertible at any time up to $1,300,000 into Series B shares at par, subject to availability of sufficient authorized common shares. Dividend rate of 9.00% at December 31, 1993 and 7.50% thereafter.

        The unaudited pro forma results of operations which follow (in thousands) assume the acquisition had occurred at the beginning of each period presented. In addition to combining the historical results of operations of the two companies, the pro forma calculations include adjustments for purchase accounting related to the acquisition and interest on borrowed funds.



         Year ended December 31, 1993                      Pro Forma
         Net interest income                                   $21,902

         Earnings before income taxes                            3,565

         Net earnings                                           $2,462

         Primary earnings per common share                      $  .18


         Year ended December 31, 1992                      Pro Forma
         Net interest income                                   $23,023

         Earnings before income taxes                            5,453

         Net earnings                                           $3,816
         Primary earnings per common share                       $ .38


        The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the purchase actually been made at the beginning of the respective periods, or of results which may occur in the future.

        13.  Condensed financial information (Parent Company only)
        The following is a summary of condensed financial information for the Parent Company only (in thousands):

Condensed balance sheets                                         December 31,

                                                                       1994               1993
         Assets
           Investments in subsidiaries                              $61,774            $64,472

           Cash & interest bearing deposits                              16                 19

           Premises and equipment                                     4,680              4,694

           Other assets                                                  38                313
              Total assets                                          $66,508            $69,498

         Liabilities and stockholder's equity
           Short-term borrowings                                    $12,210            $12,410

           Other liabilities                                          1,821              1,672
              Total liabilities                                      14,031             14,082

         Stockholder's equity                                        52,477             55,416

              Total liabilities and stockholder's equity            $66,508            $69,498

        Condensed statements of earnings
                                                                       For the years ended December 31,

                                                               1994            1993             1992
         Income:
           Dividends from subsidiaries                     $5,145         $8,250           $3,650

           Other                                            2,940          2,706            1,269

                                                            8,085         10,956            4,919

         Expenses:
           Interest                                           902            452               47
           Salaries                                         2,670          2,263            1,346

           Other                                            1,285          1,135            1,015

                                                            4,857          3,850            2,408
           Earnings before income tax benefit and equity
            in undistributed earnings of subsidiaries       3,228          7,106            2,511

         Income tax benefit                                   587            272               61

           Earnings before equity in undistributed
             earnings of subsidiaries                       3,815          7,378            2,572
         Equity in undistributed earnings of
          subsidiaries                                      1,895        ( 3,367)           1,780

              Net earnings                                 $5,710        $ 4,011           $4,352

              Earnings per share                           $  .68        $   .55           $  .74

        Condensed statements of cash flows
                                                                      For the years ended December 31,


                                                                     1994                 1993               1992
         Operating activities:
           Net cash provided by operating activities                $  4,095           $ 7,649             $2,859

         Investing activities:
           Additional paid in capital subsidiaries                       -             (5,950)              (243)

           Cash paid for acquisition of subsidiaries                     -            (16,325)                  -

           Purchase of bank premises and equipment                       (76)         (    47)            (4,361)
           Net cash used by investing activities                         (76)         (22,322)            (4,604)

         Financing activities:
           Increase (decrease) in short-term debt                       (200)           10,530              1,620

           Redemption of Series C Preferred stock                     (1,950)                -                  -
           Purchase of treasury stock                                    -            (   209)                  -

           Reissuance of treasury stock                                   59                 -                  -

           Dividends paid                                             (2,374)        (  1,574)              (831)
           Other                                                         443               935                931

           Issuance of stock                                             -               5,000                  -

           Net cash provided (used) by financing activities           (4,022)           14,682              1,720
         Increase (decrease) in cash                                      (3)                9              $(25)

         Cash paid (received) for
           Interest                                                   $1,031           $   290                $43

           Income taxes                                               (1,168)         (   273)              (550)

                       MANAGEMENT'S DISCUSSION AND ANALYSIS
                 OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Introduction

        The discussion presented below provides an analysis of the Company's financial condition and results of operations for the past three years, and is intended to cover significant factors affecting the Company's overall performance during that time. It is designed to provide shareholders with a more comprehensive review of the operating results and financial condition than could be obtained from an examination of the financial statements alone, and should be read in conjunction with the consolidated financial statements, accompanying notes and other financial information presented in the 1994 Annual report to shareholders.

        Results of Operations

        Net earnings available to common shareholders for 1994 (i.e., net earnings less preferred dividends) totaled $4.5 million, or $.68 per common share, compared with $3.4 million, or $.55 per share, in 1993. In 1992, net income was $4.4 million or $.74 per share. Prior years' earnings per share amounts have been restated to retroactively reflect the three-for-one stock dividend affected in 1994. Premier's return on average common equity was 11.11% in 1994, 10.80% in 1993 and 14.58% in 1992. Return on average assets was .95%, .83%, and 1.15% in 1994, 1993 and 1992 respectively. Our financial results in 1994 and 1993 as compared to 1992 were primarily influenced by two factors: 1) our acquisition of First Northbrook Bancorp, Inc. ("Northbrook") in July, 1993, and 2) concurrent short-term actions to improve on asset quality and increase long-term operating efficiency.

        Net Interest Income

        Tax equivalent net interest income for 1994 was $22.8 million, as compared to $18.8 million in 1993 and $15.9 million in 1992. The increases in 1994 and 1993 were primarily from interest earning assets added through the Northbrook acquisition. Average earning assets totaled $527.4 million in 1994 versus $423.4 million and $342.9 million in 1993 and 1992, respectively. Our net interest margin was 4.32% in 1994 as compared to 4.43% in 1993 and 4.62% in 1992. The decrease in net interest margin from 1992 to 1993 was primarily the result of narrowed spreads due to lower interest rates. The year-to- year decrease in 1994 as compared to 1993 was a function of a change in asset mix (i.e. lower average outstanding loans) coupled with continued narrowing spreads due to lower interest rates. Average loans as a percentage of average earning assets were 55.4% in 1994, 64.7% in 1993 and 65.1% in 1992. An analysis of our net interest margin from 1993 to 1994 reflects a 26 basis point decrease in the average yield on earning assets while the average cost of funds decreased 14 basis points, resulting in a lower net interest margin. In 1993 the yield on average earning assets was 108 basis points less than in 1992, while cost of funds declined by 89 basis points.

        Interest Rate Risk Management

        Movements in general market interest rates are a key element in changes in net interest margin. The impact on earnings of changes in interest rates, known as interest rate risk, must be measured and managed to avoid unacceptable levels of risk. Premier uses simulation modeling to analyze the effect of predicted or assumed changes in interest rates on balances and subsequently net interest income, and to manage interest rate risk. Our model provides for simultaneously comparing four different interest rate scenarios and their impact on net interest income over a two year horizon. The "most likely" rate scenario is predicated on an economic consensus of future movements in short-term interest rates. A "rising" and "declining" rate scenario are used to identify the potential impact of rapid changes, up or down, from current rates. The fourth scenario, i.e. the "base" or "flat rate" simulation, is used as a control to quantify the effect of changes in net interest income caused solely by repricing existing balances at current rates as they mature. Changes in balances reflecting repayment risk, likely changes in customer behavior under different interest rate environments and other "what if" assumptions can also be simulated under each scenario. Our interest sensitivity, i.e., our exposure to change in net interest income is measured over a rolling 12 month period under each of the first three scenarios and compared to the base case forecast. In January, 1995, the simulation model indicated rate sensitivity (i.e., a change in net interest income) of less than 3.00% in either a rising or declining rate environment. We would experience an increase in net interest income under the most likely simulation, assuming no action was taken. Generally, our policy is to maximize net interest income while limiting our negative interest sensitivity ( i.e., a decline in net interest income) to no more than 10% of after tax earnings under any interest rate scenario.

        We believe earnings simulation under a variety of interest rate and balance assumptions provides a more relevant depiction of interest rate risk than traditional "gap measurement" because it includes all of the significant variables that affect net interest income. Under gap, which is similar to the base or flat rate simulation, the only variable considered is rate. Our one year interest sensitivity, using gap measurement as of December 31, 1994, shows that more assets than liabilities would reprice, theoretically resulting in improved net interest income in a rising rate environment. The following table shows our gap position at year end:


                                             Volumes Subject to Repricing
                                                  ($ in thousands)
                                          within    within    within   over
                                         90 days   180 days   1 year  1 year

        Loans (net of unearned
         income) ....................   $163,865   $13,085   $19,335 $ 88,171
        Investment securities .......     49,666    23,351    60,191  115,270
        Other earning assets ........     14,684       -         -       -
          Total earning assets ......    228,215    36,436    79,526  203,441
        Interest-bearing deposits ...     97,714    36,454    42,044  261,463
        Short-term borrowings .......     39,937     1,134     1,200     -
          Total interest-bearing
          liabilities ...............    138,651    37,488    43,244  261,463
          Asset (liability) gap .....     89,564   ( 1,052)   36,282  (58,022)
          Cumulative asset
           (liability) gap ..........     89,564    88,512   124,794   66,772

        Provision for Possible Loan Losses

        The amount of the provision for possible loan losses is based on periodic (but no less than quarterly) evaluations by management. In these evaluations, we consider numerous factors including, but not limited to, current economic conditions, loan portfolio composition, prior loan loss experience, and an estimation of potential losses. Each loan in the portfolio is graded according to specific financial, risk and repayment criteria. The aggregate required reserve balance for the entire portfolio is maintained through earnings provisions as required. Our provision for loan losses in 1994 totaled $200,000 as compared to $1.6 million and $325,000 in 1993 and 1992, respectively.

        The decrease in the Allowance for Possible Loan Losses was primarily a result of improved asset quality and lower outstanding loan balances, resulting in a lower aggregate reserve requirement. (See "Asset Quality".) At December 31, 1994 the allowance for possible loan losses totaled $3.7 million, or 1.30% of gross loans compared to $4.4 million, or 1.32% of gross loans at December 31, 1993. Although we believe that the present level of the Allowance for Possible Loan Losses is a conservative assessment of the risk inherent in our loan portfolio, there can be no assurance that significant provisions for losses will not be required in the future based on factors such as deterioration of market conditions, major changes in borrowers' financial conditions, delinquencies and defaults. Future provisions will continue to be determined in relation to overall asset quality as well as other factors mentioned previously.

        NonInterest Income

        Total noninterest income, exclusive of investment security gains, increased $794,000, or 13.6%, to $6.7 million in 1994 from $5.9 million in 1993. This improvement followed a $1.4 million, or 32.6%, increase in 1993 over 1992. Trust fees and service charges on deposits continue to be the primary components of noninterest income. Revenue from other fee-based services and products also increased modestly.


        Trust fees, which represent Premier's largest fee-based source of income, increased by 9.5% in 1994. The increase was primarily the result of an increasing customer base. Trust fees are based on providing fiduciary, investment management, custodial and related services to corporate and personal clients. As of December 31, 1994, managed assets were approximately $.5 billion. A significant portion of the growth experienced in Trust relationships came from our new market areas. We anticipate continued growth in relationships and fees in 1995.

        Service charges on deposit accounts rose 30.1%, to $1.9 million in 1994 from $1.5 million in 1993 following a 56.9% increase over 1992. The increases in service charges on deposit accounts are primarily due to an increase in fees from overdrafts and an overall increase in deposits resulting from the acquisitions.

        Another significant source of noninterest income over the past several years has been premiums recognized on sales of residential mortgage loans to the secondary market. The low interest rate environment experienced from 1992 through the first quarter of 1994 created an increase in loan refinancing. As a result, net gains from the sale of residential mortgage loans added $170,000, $585,000 and $429,000 of after-tax earnings for the years 1994, 1993 and 1992, respectively.
        As rates continue to rise, both refinancing and premiums recognized on loans sold to the secondary market will decrease. Since Premier retains the servicing rights to loans sold on the secondary market, we anticipate that servicing fee income will offset some of the lost revenue.

        Net investment security gains were $35,000 in 1994 as compared to $136,000 in 1993 and $358,000 in 1992. As conditions change over time, the overall interest rate risk, liquidity demands and potential return on the investment security portfolio will change. Securities available for sale may be sold in order to manage interest rate risk, optimize overall investment returns, respond to changes in the credit risk of a particular security, or meet liquidity needs.

        Other operating income increased by $776,000 from 1993 to 1994, following an increase of $366,000 the previous year. The increase in other operating income was primarily revenue from fee based services and products and prior years' recoveries of interest income. Approximately $396,000 of the increase from 1993 to 1994 related to interest collected but not accrued on loans from prior years.

        Noninterest Expense

        Total noninterest expenses increased by $3.3 million to $19.8 million in 1994 as compared to $16.5 million in 1993. Salaries and benefits, the largest component of non-interest expense, totaled $8.9 million in 1994 an increase of $1.2 million or 16.2% over 1993. In 1993 salaries and benefits increased approximately $800,000 (including one-time acquisition related severance payments totaling approximately $147,000) over 1992. Year-to-year increases primarily reflect an increase in average full-time equivalent employees as a result of the Northbrook acquisition. Average FTE employees were 220 at December 31, 1992, 286 at year end 1993, and 306 at December 31, 1994.

        Combined net occupancy and furniture and fixture expense increased $483,000 and $587,000 in 1994 and 1993, respectively. The increase in combined net occupancy and furniture and fixture expense is largely the result of the six new office locations acquired in Northbrook, Riverwoods and Cary, Illinois in July 1993. In December 1994, we added a new office location in DeKalb, Illinois. Net occupancy and furniture and fixture costs relating to the new facility were minimal. We anticipate future increases in net occupancy and furniture and fixtures costs for existing offices will be modest.

        In 1994, Premier's subsidiary banks paid $1.2 million for federal deposit (FDIC) insurance as compared to $918,000 in 1993 and $651,000 in 1992. This expense rises as deposits grow or the assessment rate changes. The 1994 and 1993 increased FDIC expense is attributable to an increase in deposits from the Northbrook acquisition and from returning approximately $16.6 million of discretionary funds to interest bearing deposits in the second quarter of 1994. Each of the subsidiary banks pay the lowest premium rate currently available.

        Amortization of intangible assets was $1.6 million in 1994 compared to 834,000 in 1993 and $194,000 in 1992. The increases in 1994 and 1993 relate to the additional amortization expense from the excess cost over fair value of net assets acquired in July 1993, from the

        Northbrook acquisition.
        Other operating expenses increased by $566,000, or 12.6% in 1994, following a $1.0 million, or 29.7%, increase in 1993. As a result of our aggressive collection efforts, legal fees, collection costs and expenses associated with temporary holding of other real estate for sale increased by $138,000 from 1993 to 1994. The remaining 1994 increase relates to operating the six new offices acquired in July 1993 for a full year and start-up costs for the DeKalb office purchased in December, 1994. Amortization of the $1.1 million premium paid for deposits purchased in the DeKalb transaction are amortized over 10 years and consequently did not materially impact 1994 operating expenses.


        Income Taxes

        Taxes on earnings increased to $2.4 million in 1994 from $1.6 million in 1993. In 1992 taxes on earnings totaled $2.0 million. In February 1992, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Statement 109 requires a change from the deferred method under APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

        Premier adopted FAS Statement 109, "Accounting for Income Taxes" in January 1993 and implementation had an immaterial effect on results of operations and financial position. We perform a detailed analysis of our deferred tax position on a quarterly basis. It includes scheduling both taxable and deductible temporary differences in accordance with their respective reversal periods, projecting future taxable income and reviewing available tax planning strategies. At December 31, 1994, Premier had deferred tax liabilities of $2.1 million and deferred tax assets of $5 million. A valuation allowance of $950,000 has been provided for deferred tax assets. As a result, net deferred tax assets recorded in the consolidated financial statements equal $1.95 million.


        Financial Condition

        At December 31, 1994, Premier had total assets of $620.5 million, as compared to $610.7 million at December 31, 1993.

        Securities
        Securities available for sale are a part of Premier's interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk, liquidity management and other factors. Premier adopted FAS No. 115 entitled "Accounting for Certain Investments in Debt and Equity Securities" on January 1, 1994. Prior to adoption, securities "available for sale" were reported at the lower of cost or fair market value. FAS No. 115 requires securities available for sale to be reported at fair market value, with unrealized gains and losses excluded from earnings but reported as a separate component of stockholders' equity. At December 31, 1994, we had $208 million in securities available for sale, compared with $140.7 million at year end 1993. The increase in securities available for sale reflected a change in asset mix due to lower outstanding loans. In addition, approximately $16.6 million of discretionary funds were invested in interest bearing deposits and the
        proceeds were invested in securities.   At December 31, 1994
        investments held-to-maturity increased to $40.5 million from $39.8 million at year end 1993.

        Loans

        Our lending strategy continues to stress quality growth, diversified by product, geography and industry. Total loans decreased by $47.1 million, to $284.8 million at December 31, 1994 from $331.9 million in 1993. The decrease in loans was primarily a result of 1) customers refinancing existing residential real estate loans carried on the Company's balance sheet and then selling the new loan origination to the secondary market, and 2) actions taken to improve overall loan portfolio quality. Approximately $18.9 million, or 40%, of the $47.1 million decrease in loans was from sales of refinanced residential real estate mortgages. By continuing to service these loans without carrying them on our balance sheet we've locked in an income stream without taking an interest rate risk as rates rise. The remainder of the decrease (approximately $28.2 million) was directly or indirectly a result of collection actions. Although total loans declined from year end 1993 to 1994, we are encouraged by the quality loan growth experienced in the fourth quarter of 1994. Most of the fourth quarter growth (which approximated an increase of 11.2% on an annualized basis) came in the commercial sector. Loan portfolio distribution at December 31, 1994, was 51% commercial, 38% retail, and 11% agricultural. The portfolio mix and concentration have not changed significantly from year-end 1993. Preserving loan quality and diversifying the loan portfolio both geographically and by industry continue to be key objectives for Premier.

        Asset Quality

        Asset quality improved significantly in 1994. At year end, nonperforming assets declined to $7.1 million, or 1.14% of total assets, down from $13.2 million, or 2.16% of total assets at December 31, 1993. Net charge-offs as a percentage of average loans were .30% in 1994, compared with .83% and .36% in 1993 and 1992, respectively. Premier intends to continue devoting the resources necessary to bring nonperforming assets within levels consistent with the Company's historical standards of quality. Although aggressive collection actions may result in increased costs such as legal fees, expenses associated with temporarily holding other real estate for sale and miscellaneous collection costs, we believe aggressive collection continues to be prudent.

        In October 1994, the FASB issued SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." This statement applies to all creditors, and amends SFAS No. 114, "Accounting by Creditors for Impairment of a Loan."
        SFAS No. 114 states that impaired loans will be recorded at the present value of future principal and interest expected to be collected using the loan's contractual interest rate adjusted for deferred fees and unamortized premium/discounts. SFAS No. 118 eliminates the income recognition provisions that had been included in

        SFAS No. 114. Creditors are permitted to use existing methods for recognizing interest income on impaired loans. SFAS No. 118 acknowledges that certain existing methods can result in the recorded investment in an impaired loan being less than the present value of expected future cash flows. These methods include cost recovery, cash basis, or some combination. The provisions of SFAS No. 118 are effective concurrent with the effective date of SFAS No. 114. SFAS No. 114 is effective for financial statements for fiscal years beginning after December 15, 1994. Premier adopted SFAS No. 114 and SFAS No. 118 in January 1995 and implementation had an immaterial effect on the financial condition of the Company.

        Sources of Funds

        Premier's primary source of lendable funds is deposits, which totaled $523.7 million at December 31, 1994 and $518.0 million at December 31, 1993. The increase is primarily the result of returning approximately $16.6 million of discretionary funds back to interest bearing deposits and purchasing $11.2 million of deposits in the DeKalb office transaction. Excluding these two sources of funds, total deposits would have decreased by $22.1 million. Much of the deposit runoff was experienced in the first six months of 1994. In general, the decline represented a continuation of a trend which has significantly reduced the banking industry's share of the total financial marketplace. Many customers prefer the flexibility and advantages of non-regulated (and non-insured) alternatives such as mutual funds. As interest rates in general increased during the latter half of the year, deposits became relatively more attractive in relation to other saving/investment alternatives. Total deposits excluding the DeKalb office transaction increased $13.1 million during the fourth quarter of 1994, resulting in the small year-to-year increase. If market rates stabilize or continue to increase it is reasonable to assume deposits will remain relatively attractive. Rates paid on deposits are generally competitive with the rates paid by other banks for such deposits.

        Liquidity

        Premier defines liquidity as having funds available to meet cash flow requirements. Effective management of balance sheet liquidity is necessary to fund growth in earning assets, to pay liabilities, to satisfy depositors' withdrawal requirements and to accommodate changes in balance sheet mix. Premier has three major sources of generating cash other than thru operations: 1) primary and secondary market deposits, 2) securities available for sale, and 3) lines of credit from unaffiliated banks. An ongoing analysis of liquidity is performed at the subsidiary and Holding Company levels. Liquid assets are compared to the potential needs for funds to determine if the Company has sufficient coverage should any significant negative events occur. Management maintains a primary and total liquidity position that provides 100% coverage relative to the anticipated likelihood of potential events taking place. At year end, our liquidity coverage exceeded this position.

        Capital and Debt Service Requirements

        Prior to July 1993, Premier had no significant commitments for debt servicing nor dividends on preferred stock. Concurrent with the Northbrook acquisition, the Company's commitments in this regard changed substantially. At year end 1994, bank debt totaled $12.2 million down from $12.4 million at year end 1993. Preferred Stock outstanding at December 31, 1994 was $14.2 million as compared to

        $16.2 million in 1993. In the third quarter of 1994, we redeemed all of the outstanding Series C Preferred Stock. In addition, we converted $1.3 million of Series D Preferred Stock to Series B Convertible Preferred Stock, effectively lowering the dividend rate on the entire $3.3 million of previously outstanding Series D shares from 9.00% to 7.50%. It is estimated that during 1995, cash requirements for interest on the debt, projected dividends on common stock, and dividends on preferred stock will approximate $3.3 million. The Company has two sources of cash to meet these requirements: 1) dividends from subsidiary banks and 2) additional borrowing. Based upon current projections, management believes that earnings generated by the Company's subsidiary banks will be more than sufficient to support the required dividend and interest payments.

        Equity Capital

        Total equity capital decreased by $2.9 million during 1994, from $55.4 million at December 31, 1993 to $52.5 million in 1994. The decrease was due to a Preferred Stock redemption of $1.9 million and recording an after tax unrealized loss on securities available for sale of approximately $4.4 million in accordance with Statement of Financial Accounting Standards No. 115 ("FAS 115"). The total of these items exceeded current year retained earnings. As a result of the stock redemption, annualized after tax income available to common shareholders was increased by $186,000. The unrealized loss recorded pursuant to FAS 115 will change from time to time based on current market rates of interest. Generally, a loss would be incurred on securities available for sale only if those securities were sold prior to maturity. We do not anticipate liquidating our securities available for sale and realizing the loss.

        The Federal Reserve Board currently specifies three capital measurements under the risk-based capital guidelines: 1) "Tier 1 Capital" (i.e., common stockholders' equity less goodwill to risk-adjusted assets), 2) "Total Risk Based Capital" (i.e., Tier 1 Capital plus the lesser of 1.25% of risk-adjusted assets or the allowance for possible loan losses to risk-adjusted assets), and 3) "Tier 1 Leverage Ratio" (i.e., common stockholders' equity less goodwill to total assets less goodwill). Bank holding companies are required to maintain minimum risk-based capital ratios of 4% for "Tier 1," 8% for "Total Risk-Based Capital," and a "Leverage Ratio of 3% or greater.
        At December 31, 1994, Premier had a "Tier 1" ratio of 10.37%, well above the Regulatory minimum. Our "Total Risk Based Capital Ratio" was 11.49%, and our "Leverage Ratio" was 5.71%, also considerably better than required. In addition, all of the banking subsidiaries met the definition of "well-capitalized" under the FDIC's risk related premium system at December 31, 1994.


        Overview

        1994 was a year of significant change for the financial services industry and for Premier. We expect that change will continue and accelerate. In the second half of 1993 and in 1994 we experienced all of the challenges we identified prior to expanding our Company by almost 70%. During that time, we met those challenges while significantly expanding our market areas. The end result was a measurable improvement in financial performance.

        PREMIER FINANCIAL SERVICES, INC. is a registered bank holding company.

        Premier was established under Delaware Law on December 31, 1976. The operations of Premier and its subsidiaries consist primarily of financial activities common to the commercial banking industry, as well as trust and investment services, data processing and electronic banking services and insurance. Services are extended to individuals, businesses, local government units and institutional customers throughout Northern Illinois. As of December 31, 1994, Premier's banking offices and nonbanking affiliations were as follows:

        First Bank/Freeport
        First Bank/Dixon
        First Bank/Mt. Carroll
        First Bank/Polo
        First Bank/Stockton
        First Bank/Sterling
        First Security Bank of Cary-Grove
        First Bank/Rockford
        First National Bank of Northbrook
        First Bank/Warren
        First Bank/DeKalb
        Premier Trust Services, Inc.
        Premier Insurance Services,
        Premier Operating Systems, Inc.

        Stock information
        Our common stock is traded on the NASDAQ National Over-the-Counter market and is listed under the symbol PREM. A two-year record, by quarter, of high and low bid prices, as well as cash dividends declared, is as follows:




                               1994                                 1993

                                    Cash                                  Cash
         Quarter   High    Low   Dividends      Quarter  High     Low   Dividends
           1st     6.33   5.83  .043               1st    7.33   6.50  .04

           2nd     6.33   5.83  .043               2nd    7.25   6.17  .04

           3rd     8.25   6.75  .047               3rd    7.67   6.33  .04

           4th     8.25   6.50  .047               4th    7.83   7.08  .04
          Total                 .18               Total                .16

        A three-for-one stock split in the form of a 200% stock dividend was declared and distributed as follows:

                                           1994

         Declaration date            April 28, 1994

         Record date                   June 8, 1994
         Payable date                  July 1, 1994

  10K notice The Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained by shareholders free of charge upon written request to the Secretary of the Corporation, Premier Financial Services, Inc., 27 West Main St., Suite 101, Freeport, IL 61032.


                                 Five Year Summary of Selected Financial Data


    Earnings                        1994          1993          1992         1991          1990
    Interest income              $36,527,016  $30,441,589    $28,353,205  $30,634,167  $31,598,122

    Interest expense              15,129,406   12,750,769     13,358,608   17,366,302   19,898,067

    Net interest income           21,397,610   17,690,820     14,994,597   13,267,865   11,700,055

    Provision for possible
    loan losses                      200,000    1,620,000        325,000            -            -
    Earnings before income
    taxes                          8,120,003    5,591,280      6,335,317    4,920,829    3,819,099

    Net earnings                   5,710,295    4,011,210      4,352,115    3,618,395    2,882,105

    Net earnings available to
    common shareholders            4,505,737    3,418,928      4,352,115    3,618,395    2,882,105


    Per share statistics * -
    Common                          1994          1993         1992          1991          1990
    Net earnings                     $ .68          $ .55         $ .74         $ .64        $ .49

    Cash dividend declared             .18            .16           .15           .11          .08

    Book Value                        5.88           6.04          5.49          4.85         4.30


                                    1994          1993         1992          1991          1990
    Common shares
    outstanding - year end         6,504,876     6,489,321    5,782,608      5,756,151   5,635,338

                                    1994          1993         1992          1991          1990
    Rate earned on beginning
    stockholders' equity            10.30%          12.64%       15.58%         14.93%       12.75%



    Financial position - year
    end                              1994          1993         1992          1991          1990
    Securities held-to-maturity   $40,513,480   $39,787,245  $28,314,011   $125,390,853  $157,054,94

    Securities available for
    sale                          207,964,644   140,699,066   77,520,998              -            -

    Loans, net                    280,767,645   327,018,113  217,249,829    211,540,534  176,549,802
    Allowance for possible loan
    losses                          3,688,386     4,369,290    2,712,863      3,202,509    3,159,714

    Excess cost over fair value
    of net assets acquired         21,600,583    23,193,016    3,009,951      3,204,148    3,399,302

    Noninterest bearing
    deposits                       86,018,604   104,976,862   49,979,533     40,304,642   44,142,877
    Interest bearing deposits     437,674,799   413,042,081  258,913,579    246,474,882  247,248,068

    Total deposits                523,693,403   518,018,943  308,893,112    286,779,524  291,390,945

    Short-term borrowings          26,185,000    12,410,000    6,152,000     14,501,000    7,302,000
    Securities sold under
    agreements to repurchase       16,085,872    20,571,658   14,854,410     43,687,552   50,534,481

    Long-term debt                          -             -            -              -    1,119,264

    Stockholders' equity           52,476,832    55,416,039   31,737,646     27,929,137   24,228,635
    Total assets                  620,503,737   610,663,210  364,024,410    375,494,615  377,431,653


  * Per share statistics have been adjusted to reflect 5% stock dividends to shareholders of record February 28, 1990, February 28, 1991, 10% stock dividend to shareholders of record February 28, 1992, and a three-for-one stock split i the form of a 200% stock dividend to shareholders of record June 8, 1994.

  Board of Directors       Principal Occupation          Principal Business




  Donald E. Bitz           Retired Chairman of the       Insurance Company
                           Board & Chief Executive
                           Officer
                           Economy Fire & Casualty Co.

  R. Gerald Fox            President & Chief Executive   Publisher of financial
                           Officer                       books and periodicals
                           F.I.A. Financial Publishing
                           Company

  Richard L. Geach         President & Chief Executive
                           Officer

  Charles M. Luecke        President, Luecke Jewelers,   Retail Jeweler
                           Inc.

  Edward G. Maris          Senior Vice President, CFO,   Raw steel production
                           Secretary and Treasurer,      and finished steel/wire
                           Northwestern Steel and        products
                           Wire Company

  David L. Murray          Executive Vice President &
                           Chief Financial Officer

  H. Barry Musgrove        President, Frantz             Manufacturer of anti-
                           Manufacturing Company         friction products

  Dr. Joseph C. Piland     Educational Consultant &
                           Retired President, Highland
                           Community College