Form 10-K, Exhibit 13
period 1995-12-31
PREMIER FINANCIAL SERVICES INC
filed 1996-03-28
CIK 36340

To our Stockholders:

  Last year was another rewarding chapter in the history of Premier Financial Services, Inc. During 1995, we experienced excellent growth in earnings, assets, capital, and most importantly the value of your investment in our stock. Some of the years' highlights included:

  *   a 13.2% improvement in earnings per share

  *   net loan growth of $42 million

  *   a $9.6 million increase in capital

  * a 25% increase in the closing bid price of our common stock, from $7.00 at year end 1994 to $8.75 at December 31, 1995.

  We re very pleased with  these results in an  industry which can only  be
  described  as  volatile,  and  will   continue  to  strive  for   similar
  achievements in the years ahead.

  There were a number of other significant changes during 1995 which should contribute to future performance.

  First was the Federal Deposit Insurance Corporation s decision to reduce insurance premiums for the banking industry. We, along with the industry in general, benefitted from that decision; it is a benefit the industry has earned by replenishing the insurance fund through payment of high premiums.
  Secondly, we continue to benefit from market expansion resulting from our acquisition of First National Bank of Northbrook and First Security Bank of Cary-Grove. Their combined performance has exceeded our expectations and we look forward to continued positive results.

  Finally, the progress we made in reducing non-performing assets to $4 million at year end (.60% of total assets) allows us to focus more of our resources on new growth rather than collection efforts.

  The only constant in the financial services industry is change.   Premier
  has changed more dramatically in the past five years than in its previous history. We certainly expect that trend to continue in 1996.

  We look forward to your continued participation and thank you for your confidence.


  Cordially,



  Richard L. Geach                                  David L. Murray
  President & Chief Executive Officer               Executive          Vice
  President                                                   &       Chief
  Financial Officer















                                              Consolidated Balance Sheets
  ---------------------------------------------------------------------------------------------------------------
                                               December 31, 1995, and 1994

                                                                                1995           1994
  ---------------------------------------------------------------------------------------------------------------
  Assets
  Cash & non-interest bearing deposits                                        $37,390,597     $31,186,418
  Interest bearing deposits                                                       676,367      14,683,941
  ---------------------------------------------------------------------------------------------------------------
        Cash and cash equivalents                                              38,066,964      45,870,359
  ---------------------------------------------------------------------------------------------------------------
  Securities available for sale at market value                               265,326,397     207,964,644
  Investments held to maturity (approximate market value):
     December 31, 1994 - $40,516,000                                                 -         40,513,480
  Loans                                                                       326,975,311     284,799,933
    Less:  Unearned discount                                                  (   278,242)   (   343,902)
           Allowance for possible loan losses                                 ( 3,849,863)   ( 3,688,386)
  ---------------------------------------------------------------------------------------------------------------
          Net loans                                                           322,847,206    280,767,645
  ---------------------------------------------------------------------------------------------------------------
  Bank premises & equipment                                                    13,898,077     14,254,748
  Excess cost over fair value of net assets acquired                           20,008,150     21,600,583
  Accrued interest receivable                                                   6,514,630      5,835,006
  Other assets                                                                  3,557,959      3,697,272
  ---------------------------------------------------------------------------------------------------------------
          Total assets                                                       $670,219,383   $620,503,737
  ---------------------------------------------------------------------------------------------------------------
  Liabilities & stockholders' equity
  Non-interest bearing deposits                                               $82,694,865    $86,018,604
  Interest bearing deposits                                                   468,797,581    437,674,799
  ---------------------------------------------------------------------------------------------------------------
           Deposits                                                           551,492,446    523,693,403
  ---------------------------------------------------------------------------------------------------------------
  Short-term borrowings                                                        32,725,000     26,185,000
  Securities sold under agreements to repurchase                               18,635,335     16,085,872
  Accrued taxes & other expenses                                                5,033,133      1,759,512
  Other liabilities                                                               226,065        303,118
  ---------------------------------------------------------------------------------------------------------------
           Liabilities                                                       $608,111,979   $568,026,905
  ---------------------------------------------------------------------------------------------------------------
  Stockholders' equity
  Preferred stock- $1 par value, 1,000,000 shares authorized:
    Series A perpetual, $1,000 stated value, 8.25%, 7,000 shares
    authorized, 5,000 shares issued and outstanding                             5,000,000      5,000,000
    Series B convertible, $1,000 stated value, 7.50%, 7,250 shares
      authorized, issuedand outstanding                                         7,250,000      7,250,000
    Series D perpetual, $1,000 stated value, 7.50%, 3,300 shares
      authorized, 2,000 shares issued and outstanding                           2,000,000      2,000,000

  Common stock- $5.00 par value

   No. of Shares         1995                       1994
     Authorized       15,000,000                 15,000,000
     Issued            6,544,347                  6,526,227
     Outstanding       6,544,347                  6,504,876                    32,721,735     32,631,135

  Retained earnings                                                            13,893,248     10,149,027
  Unrealized gain (loss) on securities available for sale, net of tax           1,242,421     (4,403,568)
      Less:  Treasury stock, (21,351 shares at cost)                              -          (   149,762)
  ---------------------------------------------------------------------------------------------------------------
         Stockholders' equity                                                 $62,107,404    $52,476,832
  ---------------------------------------------------------------------------------------------------------------
         Total liabilities & stockholders' equity                            $670,219,383   $620,503,737
  ---------------------------------------------------------------------------------------------------------------
  See accompanying notes to consolidated financial statements.











                                                    Consolidated Statements of Earnings
  ---------------------------------------------------------------------------------------------------------------------------------
                                                    Years ended December 31, 1995, 1994 and 1993


Interest income                                                                     1995               1994               1993

Interest & fees on loans                                                         $27,729,373        $23,625,296        $22,235,746
Interest & dividends on investment securities:
  Taxable                                                                         14,075,762          9,928,614          6,077,449
  Exempt from federal income tax                                                   2,291,917          2,309,789          1,891,854
Other interest income                                                                282,972            663,317            236,540
-----------------------------------------------------------------------------------------------------------------------------------
      Interest income                                                             44,380,024         36,527,016         30,441,589
-----------------------------------------------------------------------------------------------------------------------------------
Interest expense
Interest on deposits                                                              19,851,147         13,510,527         11,461,443
Interest on borrowings                                                             2,308,515          1,618,879          1,289,326
-----------------------------------------------------------------------------------------------------------------------------------
      Interest expense                                                            22,159,662         15,129,406         12,750,769
-----------------------------------------------------------------------------------------------------------------------------------
  Net interest income                                                             22,220,362         21,397,610         17,690,820
  Provision for possible loan losses                                                 636,000            200,000          1,620,000
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for possible loan losses                      21,584,362         21,197,610         16,070,820
-----------------------------------------------------------------------------------------------------------------------------------
Other income
Trust fees                                                                         2,459,025          2,367,156          2,161,597
Service charges on deposits                                                        1,960,424          1,907,463          1,466,387
Net gains on loans sold to secondary market                                          222,333            256,831            886,231
Investment securities gains, net                                                     409,021             35,201            136,391
Other operating income                                                             2,179,330          2,119,461          1,342,701
-----------------------------------------------------------------------------------------------------------------------------------
       Other income                                                                7,230,133          6,686,112          5,993,307
 ----------------------------------------------------------------------------------------------------------------------------------
Other expenses
Salaries                                                                           8,313,135          7,767,407          6,814,448
Pension, profit sharing, & other employee benefits                                 1,181,375          1,112,672            825,066
Net occupancy of bank premises                                                     2,160,448          1,981,801          1,523,649
Furniture & equipment                                                              1,068,153          1,088,454          1,064,031
Federal deposit insurance premiums                                                   585,635          1,161,540            918,447
Amortization of excess cost over fair value of net assets acquired                 1,592,433          1,592,433            833,838
Other                                                                              4,970,549          5,059,412          4,493,368
-----------------------------------------------------------------------------------------------------------------------------------
       Other expense                                                              19,871,728         19,763,719         16,472,847
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                                       8,942,767          8,120,003          5,591,280
Applicable income taxes                                                            2,680,588          2,409,708          1,580,070
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                      $6,262,179         $5,710,295         $4,011,210
===================================================================================================================================

Earnings per share
    (On weighted average outstanding common and common
    equivalent shares outstanding of 6,694,059 in 1995,
    6,648,744 in 1994 and 6,245,097 in 1993)                                              $.77               $.68             $.55

===================================================================================================================================
  See accompanying notes to consolidated financial statements.


                                          CONSOLIDATED STATEMENTS OF CASH FLOWS

                                       Years ended December 31, 1995, 1994 and 1993


                                                                             1995               1994              1993
                                                                            -------           -------           --------
      Cash flows from operating activities:
       Net earnings                                                        $6,262,179         $5,710,295        $4,011,210

      Adjustments to reconcile net earnings
        to net cash from operating activities:
          Amortization net, related to:
            Investment securities                                           1,225,796          2,002,842         1,239,194
            Excess of cost over net assets acquired                         1,592,433          1,592,433           833,838
              Other                                                           356,741            248,371           178,029
          Depreciation                                                      1,091,176          1,135,556         1,076,355
          Provision for possible loan losses                                  636,000            200,000         1,620,000
          Gain on sale related to:
            Investment securities                                        (    409,021)     (      35,201)     (    136,391)
            Loans sold to secondary market                               (    222,333)     (     256,831)     (    886,231)
          Loans originated for sale                                      ( 18,942,000)     (  18,864,000)     ( 58,485,000)
          Loans sold to secondary market                                   18,942,000         18,864,000        58,485,000
          Deferred income tax expense                                          88,000            239,000           108,000
          Change in:
            Securities available for sale                                      -                 -            ( 64,108,609)
            Accrued interest receivable                                  (    679,624)     (     764,674)     (  1,374,094)
            Other assets                                                      137,540      (     311,337)     (  4,850,293)
            Accrued taxes & other expenses                                  3,185,622      (   2,146,783)        1,623,933
            Other liabilities                                            (  2,985,593)     (     276,156)          127,395
      ---------------------------------------------------------------------------------------------------------------------
      Net cash from operating activities                                   10,278,916          7,337,515      ( 60,537,664)
      ---------------------------------------------------------------------------------------------------------------------
      Cash flows from investing activities:

          Cash portion of acquisition, net of
            cash and cash equivalents acquired                                 -                 -            (  2,390,348)
          Purchase of investment securities held-to-maturity             (  8,887,616)     (  11,095,547)     ( 20,141,426)
          Purchase of securities available for sale                      (202,555,577)     ( 131,754,087)           -
          Proceeds from:
            Maturities of investment securities held-to-maturity            6,118,044          6,791,405         5,038,965
            Sales of investment securities                                     -                 -               3,456,965
            Maturities of securities available for sale                    56,358,609         38,951,206            -
            Sales of securities available for sale                        139,856,020         22,744,000            -
          Net (increase) decrease in loans                               ( 42,795,702)        46,113,195      (110,655,210)
          Purchase of bank premises & equipment                          (    788,772)     (     290,602)     (  4,614,612)
      ---------------------------------------------------------------------------------------------------------------------
      Net cash from investing activities                                 ( 52,694,994)     (  28,540,430)     (129,305,666)
      ---------------------------------------------------------------------------------------------------------------------
      Cash flows from financing activities:

          Net increase (decrease) in:
            Deposits                                                       27,799,043          5,674,460       209,125,831
            Securities sold under agreements to repurchase                  2,549,463      (   4,485,786)        5,717,248
            Short term borrowings                                           6,540,000         13,775,000         6,258,000
          Reissuance (purchase) of treasury stock                             149,762             59,016      (    208,778)
          Exercised stock options                                              50,971             19,000            -
          (Redemption) issuance of preferred stock                             -           (   1,950,000)        5,000,000
          Cash dividends paid                                            (  2,476,556)     (   2,373,950)     (  1,574,037)
      ---------------------------------------------------------------------------------------------------------------------
      Net cash from financing activities                                   34,612,683         10,717,740       224,318,264
      ---------------------------------------------------------------------------------------------------------------------
      Increase (decrease) in cash and cash equivalents                   (  7,803,395)     (  10,485,175)       34,474,934
          Cash and cash equivalents, beginning of year                     45,870,359         56,355,534        21,880,600
      ---------------------------------------------------------------------------------------------------------------------
        Cash and cash equivalents, end of year                            $38,066,964        $45,870,359       $56,355,534
      ---------------------------------------------------------------------------------------------------------------------
                                         Supplemental disclosures of cash flow information

      Cash paid during the year for:
          Interest                                                        $21,653,182        $14,951,689       $12,885,202
          Income taxes                                                      3,025,000          2,148,000         1,980,000
      Purchase of Bank Subsidiaries and Branch
          Fair value of assets acquired                                        -                  90,514       248,018,274
          Cash received (paid)                                                 -              10,037,078      ( 16,325,000)
          Common and preferred stock issued                                    -                 -            ( 16,450,000)
          Excess cost over fair value of assets acquired                       -                 -              21,007,210
          Deposit premium                                                      -               1,123,304            -
          Fair value of liabilities assumed                                    -              11,250,896       236,250,484
      Non-cash activities:
          Investment securities transferred to
            securities available for sale                                  43,309,651        141,744,000            -
          Conversion of preferred stock                                        -               1,300,000            -

      See accompanying notes to consolidated financial statements.



                                         Consolidated Statements of Changes in Stockholders' Equity
      ---------------------------------------------------------------------------------------------------------------------------
                                                Years ended December 31, 1995, 1994, and 1993

                                                                                        Unrealized Gain
                                                                                       (Loss) On Securities
                                     Preferred      Common                   Retained    Available For    Treasury
                                       Stock        Stock       Surplus      Earnings   Sale, Net Of Tax    Stock       Total
      ---------------------------------------------------------------------------------------------------------------------------
      Balance January 1, 1993        $   -        $9,965,730  $12,533,290   $9,989,149      $    -       ( $750,523) $31,737,646
      ---------------------------------------------------------------------------------------------------------------------------
      Net earnings                                                           4,011,210                                 4,011,210
      Cash dividends common stock                                          (   981,755)                              (   981,755)
      Cash dividends preferred stock                                       (   592,282)                              (   592,282)
      Issuance of Class A perpetual
        preferred shares              5,000,000                                                                        5,000,000
      Issuance of shares in acquisition:
        Common shares                                898,585    3,600,890                                              4,499,475
        Class B convertible
        preferred shares              5,950,000                                                                        5,950,000
        Class C perpetual
        preferred shares              1,950,000                                                                        1,950,000
        Class D perpetual
        preferred shares              3,300,000                                                                        3,300,000
        Treasury stock reissuance                                                                           750,523      750,523
      Treasury stock purchase                                                                            (  208,778) (   208,778)
      ---------------------------------------------------------------------------------------------------------------------------
      Balance December 31, 1993      16,200,000   10,864,315   16,134,180   12,426,322         -         (  208,778)  55,416,039
      ---------------------------------------------------------------------------------------------------------------------------
      Net earnings                                                           5,710,295                                 5,710,295
      Cash dividends common stock                                           (1,169,392)                               (1,169,392)
      Cash dividends preferred stock                                        (1,204,558)                               (1,204,558)
      Three-for-one stock split                   21,728,630  (16,134,180)  (5,594,450)                                   -
      Redemption of Series C
        perpetual preferred stock   ( 1,950,000)                                                                      (1,950,000)
      Exercised stock options                         38,190                   (19,190)                                   19,000
      Unrealized loss on securities
        available for sale, net of tax                                                  (     4,403,568)              (4,403,568)
      Treasury stock reissuance                                                                              59,016       59,016
      ---------------------------------------------------------------------------------------------------------------------------
      Balance December 31, 1994      14,250,000   32,631,135        -       10,149,027  (     4,403,568) (  149,762)  52,476,832
      ---------------------------------------------------------------------------------------------------------------------------
      Net earnings                                                           6,262,179                                 6,262,179
      Cash dividends common stock                                           (1,370,306)                               (1,370,306)
      Cash dividends preferred stock                                        (1,106,250)                               (1,106,250)
      Exercised stock options                         90,600                   (39,629)                                   50,971
      Change in unrealized gain
        (loss) on securites available
        for sale, net of tax                                                                  5,645,989                5,645,989
      Treasury stock reissuance                                                 (1,773)                     149,762      147,989
      ---------------------------------------------------------------------------------------------------------------------------
      Balance December 31, 1995     $14,250,000  $32,721,735    $   -      $13,893,248       $1,242,421    $   -     $62,107,404
      ---------------------------------------------------------------------------------------------------------------------------
      See accompanying notes to consolidated financial statements.




                                                Independent Auditors' Report

  The Board of Directors
  Premier Financial Services, Inc.


       We have audited the accompanying consolidated balance sheets of Premier Financial Services, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Premier Financial Services, Inc. and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.



  KPMG Peat Marwick, LLP
  Chicago, Illinois
  January 26, 1996















                      Notes to Consolidated Financial Statements
                           December 31, 1995, 1994 and 1993

  1.  Significant accounting policies
  The accompanying consolidated financial statements conform to generally accepted accounting principles and to general practices within the banking industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates. The following is a description of significant accounting policies.

  Principles of consolidation
  The accompanying consolidated financial statements include the accounts of Premier Financial Services, Inc. (the Company) and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  Securities available for sale
  The Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on January 1, 1994. In accordance with SFAS No. 115, securities classified as securities available for sale are carried at market value with unrealized gains and losses net of income taxes
  excluded  from  earnings   and  reported  as  a  separate   component  of
  stockholders' equity. The impact of the adoption of SFAS No. 115 increased stockholders' equity by $690,000 in 1994.

  Investments held-to-maturity
  Investments held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts on the level yield method over the life of the security. Management has the positive intent and ability to hold these investment securities to maturity. On November 30, 1995, the Company transferred all securities classified as held-to-maturity to securities available for sale under the provisions of the SFAS No. 115 implementation guide.

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

  Bank premises and equipment
  Bank premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation expense is computed on a straight line basis over the estimated useful life of each asset. Rates of depreciation are based on the following: buildings 40 years and

                                      12




  equipment  3-15 years.   Cost  of major  additions  and improvements  are
  capitalized. Expenditures for maintenance and repairs are reflected as expense when incurred.

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

  Nature of operations
  The Company is a registered bank holding company organized in 1976 under Delaware law. The operations of the Company and its subsidiaries consist primarily of those financial activities, including trust and investment services, common to the commercial banking industry. The Company's markets are throughout northern Illinois.

  Earnings per share
  Earnings per share is computed by dividing net income (less preferred stock dividends) by the total of the average number of common shares outstanding and the additional dilutive effect of stock options outstanding during the respective period. The dilutive effect of stock options is computed using the average market price of the Company's common stock for the period.

  2.  Cash and noninterest bearing deposits
  Cash and noninterest bearing deposits includes reserve balances that the Company's subsidiary banks are required to maintain with the Federal Reserve Bank of Chicago. These required reserves are based principally on deposits outstanding. The average reserves required for the years ended December 31, 1995 and 1994 were $2,821,000 and $1,899,000.

  3. Investments held-to-maturity and securities available for sale The amortized cost and approximate market value of investments held-to-maturity at December 31, 1994 are as follows (in thousands):

                                                       1994

                                                   Gross       Gross     Approximate
                                      Amortized  Unrealized  Unrealized    Market
                                        Cost       Gains       Losses       Value

         Obligations of states &
          political subdivisions         40,483       1,170     (1,167)       40,486

         Other securities                    30           -           -           30

                                       $ 40,513    $  1,170  $  (1,167)     $ 40,516

        The amortized cost and approximate market value of securities available for sale at December 31, 1995 and 1994 are as follows (in thousands):

                                                             1995                                    1994

                                                   Gross       Gross      Approx.                 Gross       Gross      Approx.
                                     Amortized   Unrealized  Unrealized   Market    Amortized  Unrealized   Unrealized   Market
                                        Cost       Gains       Losses      Value       Cost         Gains     Losses      Value

         U.S. Treasury obligations   $  44,730  $    347    $   (300)   $ 44,777    $ 71,125    $   16      $(1,721)    $ 69,420
         U.S. Government agencies      105,964       977        (562)    106,379     103,408        61       (3,754)      99,715
         Obligations of state &
           political subdivisions       39,653     1,441        (631)     40,463         -          -            -          -
         Mortgage-backed securities     67,548       672         (61)     68,159      35,723        33       (1,304)      34,452
         Other securities                5,549         -          (1)      5,548       4,381        -            (3)       4,378

                                     $ 263,444  $  3,437    $ (1,555)   $265,326    $214,637    $   110     $(6,782)    $207,965


        The amortized cost and market value of securities available for sale as of December 31, 1995 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                            1995

                                                                  Approximate
                                                     Amortized      Market
                                                        Cost         Value
         Due in one year or less                      $51,209      $49,948

         Due after one year through five years         70,417       71,734

         Due after five years through ten years        59,212       60,242
         Due after ten years                           15,058       15,243

         Mortgage-backed securities                    67,548       68,159

                                                     $263,444     $265,326

        During 1995, proceeds from sales of securities available for sale were $139,856,000. Gross gains of $548,000 and gross losses of $139,000 were realized on those sales. Proceeds from sales of securities available for sale during 1994 were $22,744,000. Gross gains of $40,000 and gross losses of $5,000 were realized on those sales. During 1993, proceeds from sales of investment securities were $3,457,000. Gross gains of $141,000 and gross losses of $5,000 were realized on those sales.

        On December 31, 1995 securities with a carrying value of approximately $116,939,000 were pledged to secure funds and trust deposits and for other purposes as required or permitted by law.

        4.  Loans
        The following is a summary of loans by major classification as of December 31, 1995 and 1994 (in thousands):


                                                        1995         1994
              Commercial and financial loans        $    97,767  $   91,392

              Agricultural loans                         29,905      31,564

              Real estate-residential                    85,965      86,105
              Real estate-commercial                     92,000      53,289

              Loans to individuals                       21,066      22,056

              Other loans                                   272         394

                                                    $   326,975  $  284,800

        The  Company   serviced  loans   for   others  totaling   $92,350,000,
        $91,806,000, and $81,939,000  as of December 31, 1995,  1994 and 1993,
        respectively.

        A summary of changes in the allowance for possible loan losses for the three years ended December 31 is as follows (in thousands):

                                                     1995    1994     1993
         Balance beginning of year                  $3,688  $4,369   $ 2,713

         Allowance from acquired entity                  -    -        2,351

         Recoveries                                    931    643        205
         Provision charged to operating expense        636    200      1,620

                                                     5,255  5,212      6,889

         Less:loans charged off                      1,405  1,524      2,520
           Balance end of year                      $3,850  $3,688    $4,369


        The Company adopted the provisions of Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," effective January 1, 1995. Prior periods have not been restated. All loans have been evaluated for collectibility under the provisions of these statements.

        The Company recognized a loan as being impaired when, based on current information and events,it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The recorded investment in loans for which an impairment has been recognized at December 31, 1995 was $2,578,000. The recorded investment in loans for which an impairment has been recognized and the related allowance for possible loan losses at December 31, 1995 was $558,000 and $494,000, respectively. The average recorded investment in impaired loans during 1995 was $3,319,000. Interest income recognized on impaired loans during 1995 was $68,000.

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
         Balance, January 1, 1995                                    $2,151

         New loans                                                      156

         Repayments                                                    (228)
         Balance, December 31, 1995                                  $2,079




        As of December 31, 1995 and 1994, the outstanding balance of nonaccrual loans was approximately $2,345,000 and $4,879,000 respectively. Had interest on such loans been accrued, interest and fees on loans in the accompanying consolidated statements of earnings would have been greater by approximately $163,000, $420,000 and $416,000 in 1995, 1994 and 1993 respectively.

        5.  Bank premises and equipment
        Bank premises and equipment are recorded at cost less accumulated depreciation as follows (in thousands):


                                                         1995          1994
              Land, buildings and improvements          $18,317     $17,784

              Furniture, fixtures and equipment           5,374       5,331

                                                         23,691      23,115
              Less accumulated depreciation               9,793       8,860

                                                        $13,898     $14,255


        6. Short-term borrowings and securities sold under agreements to repurchase

        Following is a summary of short-term borrowings at December 31, 1995 and 1994 (in thousands):


                                                           1995       1994

          Federal funds purchased and FHLB advances     $23,975    $13,975
          Note payable to bank                            8,750     12,210

                                                        $32,725    $26,185

        The note payable to bank totaling $8,750,000 and $12,210,000 at December 31, 1995 and 1994, respectively, is due on demand with variable interest (7.43 and 8.00% at December 31, 1995 and 1994, respectively) and is secured by the Company's common stock holdings in its subsidiaries. The note payable is a draw on a $15 million revolving line of credit which matures in January, 1999. The note agreement contains certain restrictive covenants. The Company was in compliance with such covenants at December 31, 1995.

        At December 31, 1995 and 1994 there were no material amounts of assets at risk with any one customer under agreements to repurchase securities sold. At December 31, 1995 and 1994 securities sold under agreements to repurchase are summarized as follows (in thousands):


                                        Weighted
                                        average                Collateral
                           Repurchase   interest  Collateral     Market
              1995         liability      rate    Book Value     Value
         Within 30 days        $ 2,035     6.58%      $2,004      $ 2,004

         30 - 90 days            1,276     6.26%        1,277       1,297

         After 90 days           2,687     5.67%        2,715       2,734
         Demand                 12,637     4.07%       16,772      16,919

                               $18,635     4.73%      $22,768     $22,954




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




        7.  Employee benefit plans
        The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation during the highest five of the last 10 years of their employment. Effective July 1, 1994 the Company froze the benefits accumulating to participants. Accrued benefits as of that date were fully funded.

        Assumptions used in accounting for the pension plans as of December 31, 1995 and 1994 were as follows:


                                                           1995       1994
         Discount rate                                     7.25%      8.50%

         Expected long-term rates of return on assets      8.00%      8.50%




        The following table sets forth the plan's funding status and amounts recognized in the Company's consolidated balance sheets at December 31, 1995 and 1994 (in thousands):


                                                                                  1995      1994
         Actuarial present value of accumulated, vested and projected
         benefit obligations                                                    $3,344    $2,696
         Plan assets at fair value, primarily listed stocks & US Bonds           3,871     3,419
         Plan assets in excess of projected benefit obligation                     527       723
         Unrecognized net gain (loss) from past experience different from
         that assumed and effects of changes in assumptions                         13      (267)
         Unrecognized net assets at beginning of year being recognized over
         15 years                                                                 (288)     (346)
         Prepaid pension cost included in other assets                           $ 252    $  110

        Net pension cost for 1995, 1994 and 1993 included the following components (in thousands):

                                                           1995      1994      1993
         Service cost-benefits earned during the period    $  -      $  91     $ 166

         Interest cost on projected benefits obligation      205       236       255

         Actual return on plan assets                       (584)    (103)      (231)
         Net amortization and deferral                       237     (212)       (70)

         Gain on curtailment                                  -      (189)         -

         Net periodic pension (income) expense             $(142)   $(177)     $ 120


The Company has a savings and stock plan for officers and employees. Company contributions to the plan are discretionary. The Plan includes provisions for employee contributions which are considered tax-deferred under Section 401(k) of the Internal Revenue Code. The total expense was $341,000 for 1995, $191,000 for 1994, and $218,000 for 1993.

The Company has a nonqualified stock option plan for key employees.
Options may be exercised at  market price on grant date at the rate of
        20% of granted shares at the end of each year in the succeeding five-year period after the grant date. The plan provides for the total number of shares of common stock that may be available for options under the Plan to be adjusted on January 1 of each calendar year, so that the total number of shares of common stock that may be issued and sold under the Plan as of January 1, of each calendar year to be equal to four percent (4%) of the outstanding shares of common stock of the Company on such date; provided, however, that no such adjustment will reduce the total number of shares of common stock that may be issued and sold under the plan below 200,000. The following table summarizes option activity under this plan.



                                                    Number of        Option
                                                      Shares          Price
        Options outstanding at December 31, 1992      311,979   $2.49 to $4.55

          Granted                                      43,578             7.17

          Exercised                                       -                 -
        Options outstanding at December 31, 1993      355,557    2.49 to 7.17

          Granted                                         -                 -

          Exercised                                     7,638            2.49
        Options outstanding at December 31, 1994      347,919    2.49 to 7.17

          Granted                                      68,000            6.88

          Exercised                                    18,120    2.49 to 4.55
        Options outstanding at December 31, 1995      397,799    2.49 to 7.17


        At December 31,1995 options to acquire 295,760shares were exercisable.

        The Company adopted a Deferred Compensation Plan in 1994 for Directors and employees designated as Senior Leadership Employees by the Board of Directors. Participants may elect to defer up to 20% of salary, 50% of any bonus or 100% of directors fees under the Plan. The Company makes a 25% matching contribution. Amounts deferred are used to purchase company stock. Two hundred thousand shares are registered for purchase by the Plan. Participants' deferral amounts are 100%

                                          20












        vested, with matching contributions 100% vested on the earlier of the end of the third year following the year in which deferrals are made or termination of employment for any reason other than discharge for cause. Total expense was approximately $19,000 and $9,000 in 1995 and 1994, respectively.

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

        The amount of dividends payable by the Company on its common stock is limited by the provisions of its term loan and revolving credit agreement. At December 31, 1995, the Company had $3,131,000 of retained earnings available for the payment of dividends.

        State banking regulations restrict the amount of dividends that a bank may pay to stockholders. The regulations provide that dividends are limited to the balance of retained earnings, subject to capital adequacy requirements, plus an additional amount equal to its net earnings in 1996 through the date of any declaration of dividends.


        9.  Income Taxes
        The components of total tax expensereported in the consolidated income statements for the years ended December31, 1995, 1994, and 1993 areas follows (in thousands):


                                               1995        1994        1993
          Current federal                    $2,592       $2,171     $1,472

          Deferred federal                       88          239        108

            Total income tax expense         $2,680       $2,410     $1,580



                                          21













  The actual tax expense differs from the expected tax expense computed by applying the Federal Corporate tax rate of 34% to earnings before income taxes as follows (in thousands):

                                                                      1995        1994          1993
         Tax expense at statutory rate                               $3,040       $2,760       $1,901

         Tax-exempt interest, net of premium amortization              (806)        (892)        (592)

         Amortization of excess cost over net assets acquired           541          541          284
         Capitalized acquisition costs                                   41            -           39

         Reduction in valuation allowance                               (90)           -            -

         Other, net                                                     (46)           1          (52)
            Total income tax expense                                 $2,680       $2,410       $1,580

        The tax effects of existing temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets as of December 31, 1995 and 1994 are as follows (in thousands):
                                                             1995     1994

         Deferred tax assets

              Alternative minimum tax credit carryforward    $ -      $448
              Net operating loss carryforwards                910    1,275

              Provision for loan losses                     1,035      842

              Deferred loan fees                               -       117

              Other                                            52       90

                Total gross deferred tax assets             1,997    2,772

                Less:  Valuation allowance                   (763)    (950)

                Net deferred tax assets                    $1,234   $1,822



         Deferred tax liabilities:                1995          1994

           Security accretion                     $26           $81
           Tax depreciation in excess of
           book depreciation                      166           272

           Difference between tax and
           book basis of assets acquired        1,322         1,753

           Deferred loan fees                     109           -
           Other                                   -             17

              Total gross deferred tax
                liabilities                     1,623         2,123

              Net deferred tax liability          389           301
           Unrealized gain (losses) on
           securities available for sale          640        (2,268)

              Net deferred tax (asset)
                liability                     $ 1,029       $(1,967)


        The net change in the valuation allowance for the year ended December 31, 1995 was a decrease of $187,000.

        Future recognition of tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 1995 will be allocated as follows:

             Income tax benefit reported in the
               consolidated statement of earnings      $  655

             Excess cost over fair value of net
               assets acquired                            108
                                                       $  763



        The Company has net operating loss carryforwards for state income tax purposes of approximately $19 million which expire beginning in 2002 through 2007.

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

        Credit risk is the possibility that a loss may occur because a party to a transaction failed to perform according to the terms of the contract. Interest rate risk is the possibility that future changes in market interest rates will cause a financial instrument to be less valuable or more onerous. The Company controls the credit risk arising from these instruments through its credit approval process and through the use of risk control limits and monitoring procedures. The Company uses the same credit policies when entering into financial instruments with off-balance sheet risk as it does for on-balance sheet instruments. At December 31, 1995 and 1994, such commitments and off-balance sheet financial instruments are as follows (in thousands).


                                                               1995     1994
              Letters of credit                              $8,554   $2,827

              Lines of credit and other loan commitments     96,091   80,338

                                                           $104,645  $83,165

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

        Cash and cash equivalents
        Cash and cash equivalents are by definition short-term and do not present any unanticipated credit issues. Therefore, the carrying amount of $38.1 million is a reasonable estimate of fair value.

        Securities available for sale
        The estimated fair values of securities available for sale are provided in note 3 to the consolidated financial statements. These are based on quoted market prices, when available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

        Loans
        The carrying amount (total outstanding excluding unearned income) and estimated fair value of loans outstanding at December 31, 1995 are $326.7 million and $327.7 million, respectively. In order to determine the fair values for loans the loan portfolio was categorized based on loan type such as commercial, real estate, agricultural, individual and nonperforming. Each loan category was further segmented into fixed and adjustable rate interest terms. For performing, variable rate loans with no significant credit concerns and frequent repricing, estimated fair values are based on carrying values. The fair values of other performing loans, except residential real estate and credit card, loans are estimated using discounted cash flow analyses. The discount rates used in these analyses are based on origination rates for similar loans of comparable credit quality. For performing residential real estate loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources adjusted to reflect differences in servicing and credit costs.

        Fair value for significant nonperforming loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flow. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and specific borrower information.


        Deposit liabilities
        The carrying amount and estimated fair value of deposits outstanding at December 31, 1995 are $551.5 million and $553.5 million, respectively. Under SFAS 107, the fair value of deposits with no stated maturity is equal to the amount payable upon demand. Therefore, the fair value estimates for these products do not reflect the benefits that the Company receives from the low-cost, long-term funding they provide. These benefits are significant. The estimated fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.


        Short-term borrowings
        Short-term borrowings reprice frequently and therefore the carrying amount is a reasonable estimate of fair value.

        Securities sold under agreements to repurchase
        The fair value of securities sold under agreements to repurchase is estimated using the rates currently offered for securities sold under agreements to repurchase with similar remaining maturities. Both the carrying values and estimated fair values of Premier's securities sold under agreements to repurchase as of December 31, 1995 were $18.6 million.

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

           Series A - Redeemable after three years at option of the Company at par value.  Stock has a cumulative dividend feature and
                     is non-voting. Dividend rate of 8.25% changes to the higher of 8.25% or the Prime rate plus 1% after July 16, 1996, 8.25% or the Prime rate plus 1.25% after July 16, 1998, 8.25% or the Prime rate plus 1.50% after July
                     16, 2000 and 8.25% or the Prime rate plus 1.75% after July 16, 2003.

           Series B - Non-voting, convertible to common stock at $9.50 per share. Conversion price adjusted for cumulative stock dividends and splits. Regulatory approval required before conversion of shares. Dividend rate of 7.50% increases to 8.00% after July 16, 1996.

           Series C - Non-voting, redeemable by the Company at any time at par value with regulatory approval. Dividend rate of 7.00% increases .25% each year after July 16, 1996 to a maximum of 9.00%. No longer authorized at December 31, 1995.

           Series D - Non-voting, up to $1,300,000 convertible at any time into Series B shares at par, subject to availability of sufficient authorized common shares. Dividend rate of 9.00% at December 31, 1993 and 7.50% thereafter.

        The unaudited pro forma results of operations (in thousands) which follow assume the acquisition had occurred at the beginning of the period presented. In addition to combining the historical results of operations of the two companies, the pro forma calculations include adjustments for purchase accounting related to the acquisition and interest on borrowed funds.


                                                         December 31,
                                                             1993
         Net interest income                                   $21,902

         Earnings before income taxes                            3,565

         Net earnings                                            2,462
         Primary earnings per common share                      $  .18



        The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the purchase actually been made at the beginning of the period, or of results which may occur in the future.














        13.  Condensed financial information (Parent Company only)
        The following is a summary of condensed financial information for the Parent Company only (in thousands):

        Condensed balance sheets                                         December 31,
                                                                       1995               1994

         Assets
           Investments in subsidiaries                              $67,742            $61,774

           Cash & interest bearing deposits                             173                 16

           Premises and equipment                                     4,631              4,680

           Other assets                                                 221                 38

              Total assets                                          $72,767            $66,508
         Liabilities and stockholder's equity
           Short-term borrowings                                    $ 8,750            $12,210

           Other liabilities                                          1,910              1,821

              Total liabilities                                      10,660             14,031

         Stockholder's equity                                        62,107             52,477
              Total liabilities and stockholder's equity            $72,767            $66,508









        Condensed statements of earnings

                                                           For the years ended December 31,

                                                               1995            1994             1993

         Income:
           Dividends from subsidiaries                     $6,888         $5,145           $8,250

           Other                                            2,996          2,940            2,706
                                                            9,884          8,085           10,956

         Expenses:
           Interest                                           826            902              452

           Salaries                                         2,517          2,670            2,263

           Other                                            1,187          1,285            1,135
                                                            4,530          4,857            3,850

           Earnings before income tax benefit and equity
            in undistributed earnings of subsidiaries       5,354          3,228            7,106

         Income tax benefit                                   456            587              272

           Earnings before equity in undistributed
             earnings of subsidiaries                       5,810          3,815            7,378
         Equity in undistributed earnings of
          subsidiaries                                        452          1,895           (3,367)

              Net earnings                                 $6,262        $ 5,710           $4,011

              Earnings per share                           $  .77        $   .68           $  .55





        Condensed statements of cash flows

                                                                      For the years ended December 31,


                                                                 1995          1994          1993
         Operating activities:
           Net cash provided by operating activities            $  6,033     $  4,095        $  7,649

         Investing activities:
           Cash paid for acquisition of subsidiaries                 -             -          (16,325)

           Additional paid in capital to subsidiaries                -             -           (5,950)

           Purchase of bank premises and equipment                   (40)         (76)            (47)
           Net cash used by investing activities                     (45)         (76)        (22,322)

         Financing activities:
           Increase (decrease) in short-term debt                 (3,460)        (200)         10,530

           Redemption of Series C Preferred stock                    -         (1,950)            -

           Purchase of treasury stock                                -            -              (209)
           Reissuance of treasury stock                              149           59             -

           Dividends paid                                         (2,477)      (2,374)         (1,574)

           Other                                                     (43)         443             935
           Issuance of stock                                         -             -            5,000

           Net cash provided (used) by financing activities       (5,831)      (4,022)         14,682

         Increase (decrease) in cash                                $157          ($3)             $9
         Cash paid (received) for
           Interest                                               $  837       $1,031            $290

           Income taxes                                           (3,525)      (1,168)           (273)

        14. Subsequent Event
        On January 22, 1996, the Company signed a definitive agreement to merge their assets and operations with Northern Illinois Financial Corporation (NIFCO) located in Wauconda, Illinois and form a new financial services organization to be named Grand Premier Financial, Inc. In the proposed merger, which is subject to director, shareholder and regulatory approval, NIFCO shareholders will receive 4.25 shares, of Grand Premier Financial, Inc. for each share held. The Company shareholders will receive 1.116 shares of Grand Premier Financial, Inc. for each share held. At December 31, 1995, NIFCO had total assets of approximately $954 million. It is expected that the merger will be accounted for as a pooling-of-interests and be consummated in the third quarter of 1996.


                       MANAGEMENT'S DISCUSSION AND ANALYSIS
                 OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Introduction

        The discussion presented below provides an analysis of the Company's financial condition and results of operations for the past three years, and is intended to cover significant factors affecting the Company's overall performance during that time. It is designed to provide shareholders with a more comprehensive review of the operating results and financial condition than could be obtained from an examination of the financial statements alone, and should be read in conjunction with the consolidated financial statements, accompanying notes and other financial information presented in the 1995 Annual report to shareholders.

        Results of Operations

        Net earnings available to common shareholders for 1995 (i.e., net earnings less preferred dividends) totaled $5.2 million, or $.77 per common share, compared with $4.5 million, or $.68 per share, in 1994. In 1993, net earnings available to common shareholders were $3.4 million or $.55 per share. Premier's return on average common equity was 11.93% in 1995, 11.11% in 1994 and 10.80% in 1993.
        Return on average assets was .99%, .95%, and .83% in 1995, 1994 and 1993, respectively.

        Net Interest Income

        Tax equivalent net interest income for 1995 was $23.6 million, as compared to $22.8 million in 1994 and $18.8 million in 1993. The year-to-year increases were primarily a result of increased earning asset volume. The growth is directly related to management's efforts to expand the loan portfolio, and funded with core deposits. Net interest income earned from the increased earning asset volume more than offset declines in net interest margin.

        Average earning assets totaled $563.7 million in 1995 versus $527.4 million and $423.4 million in 1994 and 1993, respectively. Average loans, the highest yielding component of earning assets, increased by $78.8 million over the three year period. The remainder of the increase is in investment securities.


        Our net interest margin was 4.18% in 1995 as compared to 4.32% in 1994 and 4.43% in 1993. The decrease in net interest margin from 1993 to 1995 was the result of a change in earning asset mix. Although loans increased significantly during the three year period, they comprised a declining percentage of average earning assets; 53.6% in 1995, 55.4% in 1994 and 64.7% in 1993. This change is reflected in the components of net interest margin. From 1994 to 1995, we experienced a 93 basis point increase in the average yield on earning assets while the average cost of funds increased 107 basis points. In 1994 the yield on average earning assets was 26 basis points less than in 1993, while cost of funds declined by 15 basis points.

        Interest Rate Risk Management

        Movements in general market interest rates are a key element in changes in net interest margin. The impact on earnings of changes in interest rates, known as interest rate risk, must be measured and managed to avoid unacceptable levels of risk. Premier uses simulation modeling to analyze the effect of predicted or assumed changes in interest rates on balances and subsequently net interest income, and to manage interest rate risk. Our model provides for simultaneously comparing four different interest rate scenarios and their impact on net interest income over a two year horizon. The "most likely" rate scenario is predicated on an economic consensus of future movements in short-term interest rates. A "rising" and "declining" rate scenario are used to identify the potential impact of rapid changes, up or down, from current rates. The fourth scenario, i.e. the "base" or "flat rate" simulation, (more traditionally known as "gap measurement") is used as a control to quantify the effect of changes in net interest income caused solely by repricing existing balances at current rates as they mature. Changes in balances reflecting repayment risk, likely changes in customer behavior under different interest rate environments and other "what if" assumptions are also simulated under each scenario. Our interest sensitivity, i.e., our exposure to change in net interest income is measured over a rolling 12 month period under each of the first three scenarios and compared to the base case forecast. Generally, our policy is to maximize net interest income while limiting our negative interest sensitivity ( i.e., a decline in net interest income) to no more than 10% of after tax earnings under any interest rate scenario. In January, 1996, the simulation model indicated rate sensitivity (i.e., a change in net interest income) of less than 1.00% in either a rising or declining rate environment.

        Management uses earnings simulation under a variety of interest rate and balance assumptions to manage interest rate risk in a dynamic environment. The following table shows our base or flat rate measurement (i.e., "gap position") as of December 31, 1995:

                                             Volumes Subject to Repricing

                                          within    within    within   over
                                         90 days   180 days   1 year  1 year
                                                  ($ in thousands)
        Loans (net of unearned
         income) ....................   $180,246   $15,075   $17,717 $113,659
        8Investment securities .......     45,300    39,041    27,743  153,242
        Other earning assets ........        676       -         -       -
          Total earning assets ......    226,222    54,116    45,460  266,901
        Interest-bearing deposits ...    119,510    36,923    32,658  279,707
        Short-term borrowings .......     38,853    10,850     1,657     -

          Total interest-bearing
          liabilities ...............    158,363    47,773    34,315  279,707
          Asset (liability) gap......     67,859     6,343    11,145  (12,806)
          Cumulative asset gap ......     67,859    74,202    85,347   72,541

        Provision for Possible Loan Losses

        The amount of the provision for possible loan losses is based on periodic (but no less than quarterly) evaluations by management. In these evaluations, we consider numerous factors including, but not limited to, current economic conditions, loan portfolio composition, prior loan loss experience, and an estimation of potential losses. Each loan in the portfolio is graded according to specific financial, risk and repayment criteria. The aggregate required reserve balance for the entire portfolio is maintained through earnings provisions as required. Our provision for loan losses in 1995 totaled $636,000 as compared to $200,000 and $1.6 million in 1994 and 1993, respectively. At December 31, 1995 the allowance for possible loan losses totaled $3.9 million, or 1.17% of gross loans, compared to $3.7 million, or 1.29% of gross loans at December 31, 1994. Net charge-offs as a percentage of average loans were .16% in 1995, compared with .30% and .83% in 1994 and 1993, respectively. Although we believe that the present level of the Allowance for Possible Loan Losses is a conservative assessment of the risk inherent in our loan portfolio, there can be no assurance that significant provisions for losses will not be required in the future based on factors such as deterioration of market conditions, major changes in borrowers' financial conditions, delinquencies and defaults. Future provisions will continue to be determined in relation to overall asset quality as well as other factors mentioned previously.

        NonInterest Income

        Total noninterest income increased $544,000, or 8.1%, in 1995 over 1994 following a $693,000, or 11.6%, increase in 1994 over 1993.
        Trust fees and service charges on deposits continue to be the primary components of noninterest income. Revenue from other fee-based services and products also increased modestly.


        Trust fees, which represent Premier's largest fee-based source of income, totalled $2.5 million in 1995, a 3.9% increase over 1994. This increase followed revenue growth of 9.5% in 1994. The growth in both years was primarily due to an increasing customer base. Trust fees are based on providing fiduciary, investment management, custodial and related services to corporate and personal clients. As of December 31, 1995, the market value of total managed assets approximated $.6 billion. We anticipate continued growth in relationships and fees in 1996.

        Service charges on deposit accounts totalled $2.0 million and $1.9 million in 1995 and 1994, respectively. In 1993, service charges on deposit accounts increased $532,000, or 56.9%, to $1.5 million. Although total deposits grew approximately $27.8 million in 1995, modest growth in fees from service charges were experienced due to an increase in earnings credit on commercial transaction accounts, which essentially offset higher transaction volume. The increase in service charges on deposit accounts from 1993 to 1994 was due to an overall increase in transaction related fees.

        Another source of noninterest income over the past several years has been premiums recognized on sales of residential mortgage loans to the secondary market. Net gains from the sale of residential mortgage loans totalled $222,000, $257,000 and $886,000 for the years 1995,
        1994 and 1993, respectively.   Low interest rate environments such as
        those experienced from 1992 through the first quarter of 1994 and again in the fourth quarter of 1995 create an increase in loan refinancing. As market rates decrease, both refinancing and premiums recognized on loans sold to the secondary market generally increase.

        Net investment security gains were $409,000 in 1995 as compared to $35,000 in 1994 and $136,000 in 1993. As conditions change over time, the overall interest rate risk, liquidity demands and potential return on the investment security portfolio will change. Securities available for sale may be sold in order to manage interest rate risk, optimize overall investment returns, respond to changes in the credit risk of a particular security, or meet liquidity needs.

        Other operating income increased modestly, by $60,000, to $2.2 million in 1995, following an increase of $776,000 in 1994 from 1993. Contributing to the 1995 increase were fees from loan servicing, credit card processing and safe deposit box rental. In 1994, other operating income included non-recurring income of $396,000 on loans charged off in prior periods that were recovered in 1994, as well as income from operating the six new offices acquired in July, 1993 for a full year.

        Noninterest Expense

        Total noninterest expense increased modestly, by $110,000, to $19.9 million in 1995 as compared to $19.8 million in 1994. In 1993 noninterest expense totalled $16.5 million. Our efficiency ratio, which measures the level of operating expense (non-interest expense exclusive of taxes, loan loss provision and non cash charges such as depreciation and amortization) to total tax equivalent net interest income plus recurring non-interest revenue, improved from 61.4% in 1993 to 59.2% and 56.5% in 1994 and 1995, respectively.

        Salaries and benefits, the largest component of non-interest expense, totaled $9.5 million in 1995 an increase of $614,000 or 6.9% over 1994 following an increase of approximately $1.2 million over 1993. The 1995 increase was primarily a result of higher incentive pay and increased employee benefits including medical insurance premiums, profit-sharing contributions and Company-matched 401-k contributions. Employee benefits were 12.4% of compensation expense in 1995 compared with 12.5% in 1994 and 10.8% in 1993. The increase in 1994 over 1993 reflects increased employee benefits and staffing of the six new offices acquired in July, 1993 for a full year. At December 31, 1995, full-time equivalent employees totaled 296, as compared to 306 and 286 employees at December 31, 1994 and 1993, respectively.

        Combined net occupancy and furniture and fixture expense increased $158,000 and $483,000 in 1995 and 1994, respectively. The increase in 1995 over 1994 was primarily the result of higher real estate taxes and a new office location in DeKalb, Illinois. The increase in combined net occupancy and furniture and fixture expense in 1994 was largely the result of the six new office locations acquired in Northbrook, Riverwoods and Cary, Illinois in July 1993. We anticipate future increases in net occupancy and furniture and fixtures costs for existing offices will be modest.

        In 1995, Premier's subsidiary banks paid $586,000 for federal deposit
        (FDIC) insurance as compared to $1.2 million in 1994 and $918,000 in 1993. The decrease in 1995 was the result of the FDIC's restructuring of deposit insurance premiums to reflect the now fully-funded position of the insurance fund. Deposit insurance premium rates are based on individual institution's adequacy of capital. Premier's subsidiary banks' are currently categorized by the FDIC as "well capitalized" which allows them to take advantage of the lowest available premium rate. The increase in 1994 over 1993 was attributable to an increase in deposits.

        Amortization of intangible assets was $1.6 million in both 1995 and 1994 as compared to 834,000 in 1993. The increased amortization in 1994 relates to the additional amortization expense from the excess cost over fair value of net assets acquired in July, 1993.

        Other operating expenses decreased by $88,000, or 1.7%, in 1995, following a $566,000, or 12.6%, increase in 1994. The primary factor contributing to the 1995 improvement were lower expenses associated with temporary holding of other real estate for sale and collection costs on non-performing assets. Other real estate expense and collection costs totaled approximately $357,000, $401,000, and $382,000 in 1995, 1994 and 1993 respectively. The 1994 increase relates primarily to operating the six offices acquired in July 1993 for a full year and start-up costs for the DeKalb office purchased in December, 1994.

        Income Taxes

        Income taxes for 1995 totaled $2.7 million as compared to $2.4 million in 1994 and $1.6 million in 1993. The increase in the tax provision is due to higher pretax earnings and a decrease in tax-exempt income
        as a percentage of pre-tax income.   Premier's effective tax rate was
        29.97% for 1995 as compared to 29.68% and 28.26% in 1994 and 1993, respectively.

        Financial Condition

        At December 31, 1995, Premier had total assets of $670.2 million, as compared to $620.5 million at December 31, 1994. Average total assets for 1995 increased $32.9 million, or 5.5%, over 1994. Loan growth and purchase of securities accounted for much of the increase in total assets. The increase in assets were funded primarily by interest bearing deposits and short-term borrowings.

        Securities
        Securities available for sale are a part of Premier's interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk, liquidity management and other factors. At December 31, 1995, we had $265.3 million in securities available for sale, compared to $208 million at year end 1994. The increase in securities available for sale was due to 1) reclassifying all of our held to maturity securities into available for sale in November 1995 and 2) utilization of short-term borrowings
        for the purchase of adjustable rate mortgage backed securities.   In
        November 1995, financial institutions were given a one-time opportunity from the Financial Accounting Standards Board to reclassify, without violating the provisions of FAS No. 115, their investment securities. Bank Regulatory Authorities currently do not include unrealized gains and losses in evaluating capital adequacy. By carrying all of our securities in the available for sale category, management can more actively manage the investment portfolio. At December 31, 1994 investments held-to-maturity totaled $40.5 million.

        Loans

        Our lending strategy continues to stress quality growth, diversified by product, geography and industry. Loans represent the largest component of Premier's earning assets. At December 31, 1995, total gross loans outstanding were $327 million, a $42.2 million, or 14.80% increase as compared to a year ago. This increase was the result of growth in both the commercial and real estate portfolios. Loan portfolio distribution at December 31, 1995, was 58% commercial, 33% retail, and 9% agricultural. The portfolio mix and concentration have not changed significantly from year-end 1994. Preserving loan quality and diversifying the loan portfolio both geographically and by
        industry continue to be key objectives for Premier.   We anticipate
        total loan growth to continue in 1996.

        Asset Quality

        Over the past several years, aggressive collection actions combined with a healthy local and national economy have improved asset quality significantly. At year end, nonperforming assets declined to $4 million, or .60% of total assets, down from $7.1 million, or 1.14% of total assets at December 31, 1994. Non-performing assets consist of loans 90 days or more past due, loans not accruing interest, loans with renegotiated credit terms, and other real estate owned. Impaired loans at December 31, 1995 decreased $3.1 million, to $2.6 million, compared to $5.7 million a year earlier. Impaired loans as a percentage of loans were .78% and 1.99% at December 31, 1995 and 1994, respectively. Other real estate owned totaled $1.5 million and $1.4 million at December 31, 1995 and 1994, respectively.

        Sources of Funds

        We consider core deposits, which include transaction accounts, savings deposit accounts, and consumer time deposits less than $100,000 as our most stable source of funding. These core deposits are supplemented by time deposits from governmental entities, time deposits greater than $100,000 and repurchase agreements. Short-term borrowings and stockholders' equity comprise the other portion of our total funding sources. Total deposits increased $27.8 million, or 5.3% to $551.5 million at December 31, 1995 compared with $523.7 million at December 31, 1994. Core deposits totaled $504.8 million at December 31, 1995 and $500.7 million at December 31, 1994. Non-interest bearing deposits were 15.0% and 16.4% of total deposits at December 31, 1995 and 1994, respectively. Total short-term borrowings, including repurchase agreements, were $51.4 million at December 31, 1995 compared with $42.3 million at December 31, 1994.


        Liquidity

        Premier defines liquidity as having funds available to meet cash flow requirements. Effective management of balance sheet liquidity is necessary to fund growth in earning assets, to pay liabilities, to satisfy depositors' withdrawal requirements and to accommodate changes in balance sheet mix. Premier has three major sources of generating cash other than through operations: 1) primary and secondary market deposits, 2) securities available for sale, and 3) lines of credit from unaffiliated banks. An ongoing analysis of liquidity is performed at the subsidiary and Holding Company levels. Liquid assets are compared to the potential needs for funds to determine if the Company has sufficient coverage for future liquidity needs.
        Management maintains a primary and total liquidity position that provides 100% coverage relative to the anticipated likelihood of potential events taking place. At year end, our liquidity coverage exceeded this position.

        Stockholders' Equity

        Stockholders' equity increased by $9.6 million during 1995, from $52.5 million at December 31, 1994 to $62.1 million in 1995. The increase was due to retained net earnings of $4.0 million and recording an after tax unrealized gain on securities available for sale of approximately $1.2 million in accordance with Statement of Financial Accounting Standards No. 115 ("FAS 115") as compared to recording an after tax unrealized loss of $4.4 million in 1994.

        The Federal Reserve Board currently specifies three capital measurements under the risk-based capital guidelines: 1) "Tier 1 Capital" (i.e., common stockholders' equity less goodwill to risk-adjusted assets), 2) "Total Risk Based Capital" (i.e., Tier 1 Capital plus the lesser of 1.25% of risk-adjusted assets or the allowance for possible loan losses to risk-adjusted assets), and 3) "Tier 1 Leverage Ratio" (i.e., common stockholders' equity less goodwill to total assets less goodwill). Bank holding companies are required to maintain minimum risk-based capital ratios of 4% for "Tier 1," 8% for "Total Risk-Based Capital," and a "Leverage Ratio of 3% or greater.
        At December 31, 1995, Premier had a "Tier 1" ratio of 10.61%, well above the Regulatory minimum. Our "Total Risk Based Capital Ratio" was 11.64%, and our "Leverage Ratio" was 6.14%, also considerably better than required. In addition, all of the banking subsidiaries met the definition of "well-capitalized" under the FDIC's risk related premium system at December 31, 1995.

        Current Accounting Developments

        In May, 1995, the Financial Accounting Standards Board issued SFAS No. 122, "Accounting for Mortgage Servicing Rights, an amendment of SFAS No. 65." SFAS 122 requires the recognition as a separate asset the rights to service mortgage loans for others, however those servicing rights are acquired. SFAS 122 also requires the assessment of capitalized mortgage servicing rights for impairment to be based on the current value of those rights. This statement is effective for fiscal years beginning after December 15, 1995. The Company adopted SFAS January 1, 1996 and it did not have a material effect on the financial position or results of operation of the Company.

        On October 23, 1995, the Financial Accounting Standards Board issued Statement 123, "Accounting for Stock-Based Compensation." The Statement permits a company to choose either a new fair value based method or the current APB Opinion 25 intrinsic value based method of accounting for its stock-based compensation arrangements. The Statement requires pro forma disclosures of net income and earnings per share computed as if the fair value based method had been applied in financial statements of companies that continue to follow current practice in accounting for such arrangements under APB Opinion 25. Premier plans to continue accounting for its stock-based compensation plans under APB Opinion 25.







        PREMIER FINANCIAL SERVICES, INC. is a registered bank holding company.

        Premier was established under Delaware Law on December 31, 1976. The operations of Premier and its subsidiaries consist primarily of financial activities common to the commercial banking industry, as well as trust and investment services, data processing and electronic banking services and insurance. Services are extended to individuals, businesses, local government units and institutional customers throughout Northern Illinois. As of December 31, 1995, Premier's banking offices and nonbanking affiliations were as follows:

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

        Stock information
        Our common stock is traded on the NASDAQ National Over-the-Counter market and is listed under the symbol PREM. A two-year record, by quarter, of high and low bid prices, as well as cash dividends declared, is as follows:







                         1995                                  1994

                                    Cash                                 Cash
         Quarter   High    Low   Dividends     Quarter  High     Low   Dividends
           1st     7.50   6.50  .05                1st    6.33   5.83  .043

           2nd     8.25   7.25  .05                2nd    6.33   5.83  .043

           3rd     8.00   6.75  .05                3rd    8.25   6.75  .047

           4th     9.75   7.75  .06                4th    8.25   6.50  .047
          Total                 .21               Total                .18



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




















                                 Five Year Summary of Selected Financial Data


    Earnings                         1995           1994          1993          1992         1991
    Interest income                $44,380,024   $36,527,016  $30,441,589    $28,353,205  $30,634,167

    Interest expense                22,159,662    15,129,406   12,750,769     13,358,608   17,366,302

    Net interest income             22,220,362    21,397,610   17,690,820     14,994,597   13,267,865

    Provision for possible
    loan losses                        636,000       200,000    1,620,000        325,000            -
    Earnings before income
    taxes                            8,942,767     8,120,003    5,591,280      6,335,317    4,920,829

    Net earnings                     6,262,179     5,710,295    4,011,210      4,352,115    3,618,395

    Net earnings available to
    common shareholders              5,155,929     4,505,737    3,418,928      4,352,115    3,618,395


    Per share statistics * -
    Common                         1995          1994          1993         1992          1991

    Net earnings                    $.77          $ .68          $ .55         $ .74         $ .64
    Cash dividend declared           .21            .18            .16           .15           .11

    Book Value                      7.31           5.88           6.04          5.49          4.85

                                    1995          1994          1993         1992          1991

    Common shares
    outstanding - year end         6,544,347     6,504,876     6,489,321    5,782,608     5,756,151


                                   1995         1994         1993         1992          1991

    Rate earned on beginning
    stockholders' equity           11.93%      10.30%          12.64%       15.58%        14.93%


    Financial position - year
    end                               1995           1994          1993         1992          1991
    Securities held-to-maturity     $      -      $40,513,480   $39,787,245  $28,314,011  $125,390,853

    Securities available for
    sale                           265,326,397    207,964,644   140,699,066   77,520,998             -

    Loans, net                     322,847,206    280,767,645   327,018,113  217,249,829   211,540,534
    Allowance for possible loan
    losses                           3,849,863      3,688,386     4,369,290    2,712,863     3,202,509

    Excess cost over fair value
    of net assets acquired          20,008,150     21,600,583    23,193,016    3,009,951     3,204,148

    Noninterest bearing
    deposits                        82,694,865     86,018,604   104,976,862   49,979,533    40,304,642
    Interest bearing deposits      468,797,581    437,674,799   413,042,081  258,913,579   246,474,882

    Total deposits                 551,492,446    523,693,403   518,018,943  308,893,112   286,779,524

    Short-term borrowings           32,725,000     26,185,000    12,410,000    6,152,000    14,501,000
    Securities sold under
    agreements to repurchase        18,635,335     16,085,872    20,571,658   14,854,410    43,687,552

    Stockholders' equity            62,107,404     52,476,832    55,416,039   31,737,646    27,929,137

    Total assets                   670,219,383    620,503,737   610,663,210  364,024,410   375,494,615

  * Per share statistics have been adjusted to reflect a 5% stock dividend to shareholders of record February 28, 1991, 10% stock dividend to shareholders of record February 28, 1992, and a three-for-one stock split in the form of a 200% stock dividend to shareholders of record June 8, 1994.





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

  Edward G. Maris          Private Investor

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













                                         44